UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): May 4, 2025

Sunoco LP

(Exact Name of Registrant as Specified in Its Charter)

Delaware	No. 001-35653	30-0740483
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

	8111 Westchester Drive, Suite 400 Dallas, Texas	75225
	(Address of Principal Executive Offices)	(Zip Code)

(214) 981-0700

(Registrant’s Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name Of Each Exchange On Which Registered
Common Units Representing Limited Partner Interests	SUN	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Effective May 4, 2025, Sunoco LP, a Delaware limited partnership (“Sunoco”), NuStar GP Holdings, LLC, a Delaware limited liability company and wholly-owned subsidiary of Sunoco (“SUNCorp”), 2709716 Alberta Ltd., an Alberta corporation and wholly-owned subsidiary of SUNCorp (the “Purchaser” and, together with Sunoco and SUNCorp, the “Purchaser Parties”), and Parkland Corporation, an Alberta corporation (“Parkland”), entered into an Arrangement Agreement, dated as of May 4, 2025 (the “Arrangement Agreement”), pursuant to which, among other things, and on the terms and subject to the conditions set forth therein, Sunoco will acquire all of the issued and outstanding common shares of Parkland (the “Parkland Shares”) by way of an arrangement (the “Arrangement”) under the Business Corporations Act (Alberta) (the “ABCA”) in accordance with the plan of arrangement of Parkland attached to the Arrangement Agreement (the “Plan of Arrangement”). Upon closing of the transaction, (i) Parkland will be an indirect, wholly-owned subsidiary of Sunoco, (ii) SUNCorp will be a publicly traded company that holds only limited partnership interests in Sunoco, and will be controlled by a managing member owned, directly or indirectly, by Energy Transfer LP, and (iii) SUNCorp will hold limited partnership units of Sunoco (the “New Sunoco Common Units”) that are economically equivalent to Sunoco’s publicly-traded common units on the basis of one New Sunoco Common Unit for each outstanding SUNCorp unit (as defined below).

Pursuant to the Arrangement Agreement and the Plan of Arrangement, and by virtue of the Arrangement, commencing at the effective time of the Arrangement (the “Effective Time”) and at the times contemplated in the Plan of Arrangement:

•

each Parkland Share that is issued and outstanding immediately prior to the Effective Time (other than any Dissenting Shares (as defined below)) will be transferred to the Purchaser, and in respect of each such Parkland Share, the applicable Parkland shareholder will receive, at such shareholder’s election, either, (i) CAD$19.80 in cash and 0.295 common units representing limited liability company interests in SUNCorp (“SUNCorp Units”), (ii) cash in the amount equal to the quotient obtained by dividing CAD$19.80 by 45% (the “Cash Elected Consideration”) or (iii) a number of SUNCorp Units equal to the quotient obtained dividing 0.295 by 55% (the “Unit Elected Consideration”), subject in the case of the Cash Elected Consideration and Unit Elected Consideration, to the maximum amounts and pro-rationing set forth in the Plan of Arrangement;

•

each Parkland Share in respect of which dissent rights have been properly exercised under the ABCA as modified by the Plan of Arrangement in connection with the Arrangement and not withdrawn (“Dissenting Shares”) will be deemed to be transferred to Parkland, and will instead be subject to dissent rights under the ABCA as modified by the Plan of Arrangement and treated in accordance with the Plan of Arrangement;

•

each option to purchase Parkland Shares (an “Option”) that is outstanding at the Effective Time shall be deemed to be fully vested and be deemed to be surrendered and transferred by the holder of such Option to Parkland, and in respect of such Option, the holder thereof will be entitled to receive, without interest and subject to applicable withholding, (i) if the Option is in-the-money, an amount of cash equal to the amount by which the volume weighted average trading price of the Parkland Shares on the Toronto Stock Exchange for the five trading days on which the Parkland Shares traded immediately preceding the business day prior to the date on which the Arrangement becomes effective (the “Fair Market Value”) exceeds the applicable exercise of such Option, and (ii) if the Option is not in-the-money, no consideration;

•

each Parkland restricted share unit (“RSU”) that is outstanding at the Effective Time, including any fractional RSUs, shall be deemed to be fully vested (in the case of an RSU with vesting conditions based on performance criteria, based on a vesting multiplier of 1.25) and be deemed to be surrendered and transferred by the holder of such RSU to Parkland, and the holder thereof will be entitled to receive cash, without interest and subject to applicable withholding, in an amount equal to the Fair Market Value; and

•

each Parkland deferred share unit (“DSU”) that is outstanding at the Effective Time, including any fractional DSUs, shall be deemed to be redeemed by and surrendered and transferred by the holder of such DSU to Parkland, and the holder thereof will be entitled to receive cash, without interest and subject to applicable withholding, in an amount equal to the Fair Market Value.

Under the Arrangement Agreement, SUNCorp has agreed to use commercially reasonable efforts to have the SUNCorp Units that will be issued as consideration pursuant to the Arrangement be listed on the New York Stock Exchange in connection with the completion of the Arrangement. The Arrangement Agreement contains customary covenants on the part of Parkland with respect to pursuing and obtaining an interim order of the Court of King’s Bench of Alberta (the “Court”) providing for the holding of the Parkland shareholder’s meeting (the “Parkland Shareholders’ Meeting”) to vote on a special resolution to approve the Arrangement (the “Arrangement Resolution”) and, if the Arrangement Resolution is approved, a final order approving the Arrangement. The Arrangement Agreement also provides that the Purchaser Parties may elect to effect the acquisition of all of the issued and outstanding Parkland Shares by way of a take-over bid instead of pursuant to the Plan of Arrangement, which would require support from Parkland shareholders owning at least 50% of the Parkland Shares, so long as the structure would provide Parkland shareholders with consideration that is no less favorable, from a financial point of view, than the Arrangement. In the event that the Purchaser Parties do elect to effect the acquisition by way of a take-over bid (or other such transaction structure as specified by the Purchaser Parties providing for the acquisition of Parkland Shares pursuant to applicable securities laws) (the “Alternative Structure”), the Arrangement Agreement will be deemed to be modified or adjusted, as necessary, to reflect the structure and, subject to the foregoing, the Purchaser Parties and Parkland will implement the Alternative Structure for the same consideration and on the same other terms and conditions as those set forth in the Arrangement Agreement.

The Arrangement Agreement provides that (i) on the date on which the Arrangement becomes effective (the “Effective Date”), a current member of the board of directors of Parkland, selected by SUNCorp, will be appointed to the board of directors of the managing member of SUNCorp for a twelve month term, (ii) for two years following the Effective Date, Sunoco will indemnify SUNCorp for certain liabilities incurred by SUNCorp prior to the Effective Time and (iii) for a two-year period following the Effective Date, SUNCorp will declare and pay on each SUNCorp Unit a dividend or distribution in an amount equal to 100% of the distributions paid by Sunoco on each common unit of Sunoco for each fiscal quarter. Sunoco has agreed to ensure that, during such two-year period, SUNCorp has sufficient available cash or financial capacity for SUNCorp to make such distributions, as well as to pay when due, for an agreed period, all ordinary course expenses, obligations and liabilities of SUNCorp (other than liabilities for income taxes).

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The Arrangement Agreement contains customary representations and warranties of the Purchaser and Parkland. The Arrangement Agreement also contains customary covenants and agreements, including, among others: (i) the conduct of businesses of the Purchaser Parties and Parkland between the date of the signing of the Arrangement Agreement and the Effective Time; (ii) regulatory matters, including the efforts of the Purchaser Parties and Parkland to consummate the transaction and obtain approvals from governmental agencies and regulatory authorities; (iii) Parkland’s obligation to use commercially reasonable efforts to solicit proxies to obtain the approval of the Arrangement Resolution at the Parkland Shareholders’ Meeting; (iv) employee benefits to be provided to continuing employees of Parkland after the Effective Time; (v) cooperation in connection with Sunoco’s debt financing in connection with the transaction; (vi) non-solicitation of third party acquisition proposals by Parkland; and (vii) the right to match superior third party acquisition proposals.

The parties’ obligations to consummate the transactions contemplated by the Arrangement Agreement are subject to the satisfaction or waiver of customary conditions set forth in the Arrangement Agreement, including, among others: (i) approval of the Arrangement by Parkland shareholders at the Parkland Shareholders’ Meeting; (ii) the approval of the Arrangement by the Court; (iii) the absence of any legal restraint that prohibits or enjoins the completion of the Arrangement; (iv) the receipt of certain required regulatory approvals, including, without limitation, the expiration or termination of the waiting period, and any extension thereof or of any timing agreements, understandings or commitments, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, expiration or termination of the applicable waiting period or receipt of an advance ruling, no action letter or waiver under the Competition Act (Canada), and notification of the responsible Minister under the Investment Canada Act as to the Minister’s satisfaction that the Arrangement is likely of net benefit to Canada; (v) the SUNCorp Units to be issued in the Arrangement having been approved for listing on the New York Stock Exchange (and, if applicable, any registration statement required to be filed with the U.S. Securities and Exchange Commission (the “SEC”) having been declared effective); and (vi) certain other customary conditions relating to the accuracy of the other party’s representations and warranties (subject to certain materiality qualifications), and the other party’s compliance with its covenants and agreements contained in the Arrangement Agreement.

The Arrangement Agreement also provides for certain termination rights for the parties, including: (i) by mutual written consent; (ii) by either the Purchaser or Parkland if (a) the Effective Time does not occur on or prior to February 4, 2026, or such later date as may be agreed to in writing by the parties (the “Outside Date”) (provided that the Outside Date may be extended by either party for 90 days following February 4, 2026 if certain required regulatory approvals have not yet been obtained); (b) any law has been enacted or enforced such that completion of the Arrangement would violate any final and non-appealable legal restraint; or (c) the Arrangement is not approved by Parkland’s shareholders at the Parkland Shareholders’ Meeting; (iii) by Parkland, if any of the Purchaser Parties have, or by the Purchaser if Parkland has, breached any of its representations and warranties or failed to perform any of its covenants or agreements such that certain conditions to closing would not be satisfied, and such breach is not cured within the prescribed time period or is incapable of cure; (iv) by Sunoco, prior to approval of the Arrangement Resolution by Parkland’s shareholders, if the board of directors of Parkland fails to recommend the approval of the Arrangement Resolution, changes its recommendation, approves an acquisition proposal or takes certain other actions as set forth in the Arrangement Agreement (a “Change in Recommendation”); (v) by Sunoco, if Parkland materially breaches certain covenants, including its non-solicitation covenants, or if Parkland materially and willfully breaches certain other covenants; and (vi) by Parkland, prior to approval of the Arrangement Resolution by Parkland’s shareholders, in order to accept and enter into an agreement with respect to a Superior Proposal (as defined in the Arrangement Agreement), subject to payment of the termination fee described below.

Parkland will be obligated to pay a termination fee of CAD$275,000,000 to SUNCorp if the Arrangement Agreement is terminated in certain circumstances, including where the Arrangement Agreement is terminated: (i) by Parkland, prior to receipt of the approval of the Arrangement Resolution, in order to enter into an agreement with respect to a Superior Proposal; (ii) by the Purchaser, due to a Change in Recommendation; (iii) by the Purchaser, if Parkland materially breaches certain covenants, including its non-solicitation covenants, or materially and willfully breaches certain other covenants, including its covenants to hold the Parkland Shareholders’ Meeting or seek Court approval of the Arrangement; and (iv) by Parkland or the Purchaser, if the Effective Time has not occurred on or prior to the Outside Date or because of a failure to obtain approval of the Arrangement Resolution, but only if, in each case, (A) prior to such termination, an acquisition proposal for Parkland has been publicly made or announced (and is not withdrawn at least five business days before Parkland Meeting) and (B) within 12 months following the date of such termination, Parkland consummates any acquisition proposal or enters into an agreement for any acquisition proposal, which is subsequently consummated (whether or not within such 12-month period). In addition, if the Arrangement Agreement is terminated by either Parkland or the Purchaser, Parkland will reimburse the Purchaser for all out-of-pocket expenses incurred by the Purchaser Parties in connection with the Arrangement Agreement.

Sunoco will be obligated to pay a termination fee of CAD$275,000,000 to Parkland if the Arrangement Agreement is terminated by Parkland or the Purchaser if the Effective Time has not occurred on or prior to the Outside Date and, at the time of such termination, the conditions to complete the Arrangement relating to the receipt of certain required regulatory approvals have not been waived or satisfied, and all other conditions precedent to the obligations of the Purchaser Parties have been satisfied or waived (other than those that by their nature are only capable of being satisfied at the Effective Time).

The foregoing description of the Arrangement Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Arrangement Agreement, which is filed as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference. The Arrangement Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of such agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The Arrangement Agreement has been attached to provide investors with information regarding its terms. It is not intended to provide any other factual information about Sunoco, SUNCorp or Parkland or any other party to the Arrangement Agreement or any related agreement. In particular, the representations, warranties, covenants and agreements contained in the Arrangement Agreement, which were made only for purposes of such agreement and as of specific dates, were for the benefit of the parties to the Arrangement Agreement, may be subject to limitations agreed upon by the contracting parties (including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Arrangement Agreement instead of establishing these matters as facts) and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors and security holders. Investors and security holders are not third-party beneficiaries under the Arrangement Agreement and should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to the Arrangement Agreement. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Arrangement Agreement, which subsequent information may or may not be fully reflected in Sunoco’s or SUNCorp’s public disclosures.

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Item 3.02.	Unregistered Sales of Equity Securities.

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K with respect to the Arrangement Agreement and the issuance of New Sunoco Common Units to SUNCorp and SUNCorp Units to Parkland shareholders is incorporated by reference herein.

The New Sunoco Common Units to be issued in connection with the transactions contemplated by the Arrangement Agreement will be issued in reliance on the exemption afforded by Section 4(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”). If the Plan of Arrangement becomes effective, the SUNCorp Units to be issued to Parkland shareholders pursuant to the Arrangement Agreement will be issued in reliance upon the exemption afforded by Section 3(a)(10) of the Securities Act.

Item 8.01.	Other Events.

In connection with the Arrangement Agreement, effective May 4, 2025, Sunoco entered into certain commitment letters with Barclays Bank PLC (and certain of its affiliates) and Royal Bank of Canada (and certain of its affiliates) (together, the “Lenders”), pursuant to which the Lenders committed to provide to Sunoco, subject to the terms and conditions set forth therein, debt financing commitments in an aggregate principal amount of $7.55 billion, to be used for, among other things, funding the Purchaser Parties’ payment obligations in respect of the transactions contemplated by the Arrangement Agreement and the refinancing or redemption of certain indebtedness if required in connection with the transaction.

In connection with the Arrangement Agreement, effective May 4, 2025, the Purchaser entered into a voting and support agreement (each, a “Voting Agreement”) with each of the directors and certain senior officers of Parkland (each, a “Securityholder”). Each Voting Agreement provides that the Securityholder will, subject to limited exceptions and termination events, (i) vote their Parkland Shares (a) in favor of the approval of the Arrangement Resolution and the transactions contemplated by the Arrangement Agreement and (b) against any acquisition proposal or any matter that would prevent or materially delay the consummation of the Arrangement, (ii) not sell, transfer, pledge or assign any of their Parkland Shares and (iii) waive all rights of appraisal or dissent.

Forward Looking Statements

This current report on Form 8-K contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In this context, forward-looking statements often address future business and financial events, conditions, expectations, plans or ambitions, and often include, but are not limited to, words such as “believe,” “expect,” “may,” “will,” “should,” “could,” “would,” “anticipate,” “estimate,” “intend,” “plan,” “seek,” “see,” “target” or similar expressions, or variations or negatives of these words, but not all forward-looking statements include such words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. All such forward-looking statements are based upon current plans, estimates, expectations and ambitions that are subject to risks, uncertainties and assumptions, many of which are beyond the control of Sunoco and Parkland, that could cause actual results to differ materially from those expressed in such forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: the completion of the proposed transaction on anticipated terms and timing, or at all, including obtaining regulatory approvals, the approval of the listing of the SUNCorp Units on the New York Stock Exchange, and receipt of Parkland shareholder approval; the anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, prospects, business and management strategies for the management, expansion and growth of the combined company’s operations, including the possibility that any of the anticipated benefits of the proposed transaction will not be realized or will not be realized within the expected time period; the ability of Sunoco and Parkland to integrate the business successfully and to achieve anticipated synergies and value creation; potential litigation relating to the proposed transaction that could be instituted against Sunoco, Parkland or their directors; the risk that disruptions from the proposed transaction will harm Sunoco’s or Parkland’s business, including current plans and operations and that management’s time and attention will be diverted on transaction-related issues; potential adverse reactions or changes to business relationships, including with employees, suppliers, customers, competitors or credit rating agencies, resulting from the announcement or completion of the proposed transaction; the potential for modification or adjustment of the Arrangement Agreement; the parties’ ability to satisfy their respective conditions and consummate the transaction; rating agency actions and Sunoco and Parkland’s ability to access short-and long-term debt markets on a timely and affordable basis; potential business uncertainty, including the outcome of commercial negotiations and changes to existing business relationships during the pendency of the proposed transaction that could affect Sunoco’s and/or Parkland’s financial performance and operating results; certain restrictions during the pendency of the merger that may impact Parkland’s ability to pursue certain business opportunities or strategic transactions or otherwise operate its business; dilution caused by Sunoco’s issuance of additional units representing limited partner interests in connection with the proposed transaction; fees, costs and expenses and the possibility that the transaction may be more expensive to complete than anticipated; and those risks described in Item 1A of Sunoco’s Annual Report on Form 10-K, filed with the SEC on February 14, 2025. Those disclosures are incorporated by reference in this communication. While the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Readers are cautioned not to place undue reliance on this forward-looking information, which is as of the date of this communication. Sunoco and Parkland do not intend to update these statements unless required by the securities laws to do so, and Sunoco and Parkland undertake no obligation to publicly release the result of any revisions to any such forward-looking statements that may be made to reflect events or circumstances after the date of this communication.

Important Information about the Arrangement and Where to Find It

In connection with the potential transaction between Sunoco and Parkland, SUNCorp intends to file any relevant materials with the SEC, which may include a registration statement under the Securities Act or the Exchange Act, which registration statement, if and when filed under the Securities Act, may contain a preliminary prospectus of SUNCorp. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION

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STATEMENT/PROSPECTUS, IF AND WHEN FILED, AND ANY OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the registration statement / prospectus (if and when available) and other documents filed with the SEC by Sunoco or SUNCorp through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Sunoco or SUNCorp will also be available free of charge on Sunoco’s website at https://www.sunocolp.com/investors or by contacting the contact below.

No Offer or Solicitation

This current report on Form 8-K is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any offer, issuance, exchange, transfer, solicitation or sale of securities in any jurisdiction in which such offer, issuance, exchange, transfer, solicitation or sale would be in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or pursuant to an exemption therefrom, or prior to registration or qualification under applicable securities laws.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

2.1*	Arrangement Agreement, dated as of May 4, 2025, by and among Sunoco LP, NuStar GP Holdings, LLC, 2709716 Alberta Ltd. and Parkland Corporation.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*

Certain schedules and other similar attachments to this exhibit have been omitted from this filing pursuant to Item 601(a)(5) of Regulation S-K. The Registrant will provide a copy of such omitted documents to the Securities and Exchange Commission upon request.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SUNOCO LP
By: SUNOCO GP LLC, its general partner

By:	/s/ Dylan Bramhall
Name:	Dylan Bramhall
Title:	Chief Financial Officer

Date: May 5, 2025

Exhibit 2.1

Execution Version

Dated	May 4, 2025

NUSTAR GP HOLDINGS, LLC

and

2709716 ALBERTA LTD.

and

SUNOCO LP

and

PARKLAND CORPORATION

ARRANGEMENT AGREEMENT

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		1
1.1	Definitions	1
1.2	Gender and Number	23
1.3	Certain Phrases and Calculation of Time	23
1.4	Other Terms	23
1.5	Headings, etc.	24
1.6	Currency	24
1.7	Knowledge	24
1.8	Statutory References	24
1.9	Time References	24
1.10	No Presumption	24
1.11	Governing Law and Forum	25
1.12	Schedules	25

ARTICLE 2 THE ARRANGEMENT		25
2.1	The Arrangement	25
2.2	Interim Order	25
2.3	The Company Circular	26
2.4	Company Meeting	29
2.5	Final Order	31
2.6	Court Proceedings	31
2.7	Articles of Arrangement and Effective Date	32
2.8	Payment of Consideration	33
2.9	Treatment of Company Incentives	33
2.10	U.S. Securities Laws	34
2.11	Withholdings	35
2.12	Intended US Income Tax Treatment	35
2.13	Adjustments to Consideration	35
2.14	Alternate Transaction Structure	36

ARTICLE 3 REPRESENTATIONS AND WARRANTIES		36
3.1	Representations and Warranties of the Company	36
3.2	Representations and Warranties of the Purchaser Parties	37

ARTICLE 4 COVENANTS		37
4.1	Conduct of Business of the Company	37
4.2	Conduct of Business of the Purchaser Parties	42
4.3	Covenants of the Company Regarding the Arrangement	44
4.4	Covenants of the Purchaser Parties Regarding the Arrangement	46
4.5	Regulatory Approvals	47
4.6	Exchange Approval	50
4.7	Access to Information/Confidentiality	51
4.8	Public Communications	51
4.9	Notice and Cure Provisions	52
4.10	Insurance and Indemnification	53
4.11	Transaction Personal Information	53
4.12	Employee and Company Board Matters	54
4.13	Financings	55
4.14	Financing Assistance	57
4.15	Debt Financing Sources	63
4.16	Pre-Acquisition Reorganization	64
4.17	Title Insurance	66
4.18	Purchaser Parties Organizational Matters	66

ARTICLE 5 ADDITIONAL COVENANTS REGARDING NON-SOLICITATION		68
5.1	Non-Solicitation	68

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5.2	Notification of Acquisition Proposals	69
5.3	Responding to an Acquisition Proposal	70
5.4	Right to Match	70
5.5	Permitted Disclosure	72
5.6	Actions of Representatives	73

ARTICLE 6 CONDITIONS		73
6.1	Mutual Conditions Precedent	73
6.2	Additional Conditions Precedent to the Obligations of the Purchaser Parties	74
6.3	Additional Conditions Precedent to the Obligations of the Company	74
6.4	Satisfaction of Conditions	75

ARTICLE 7 TERM AND TERMINATION		75
7.1	Term	75
7.2	Termination	75
7.3	Effect of Termination	78

ARTICLE 8 TERMINATION FEE		78
8.1	Purchaser Termination Fee	78
8.2	Company Termination Fee	80

ARTICLE 9 MISCELLANEOUS		81
9.1	Notices	81
9.2	Entire Agreement	82
9.3	No Liability	82
9.4	Sunoco Guarantee	82
9.5	Injunctive Relief	83
9.6	Amendments	83
9.7	Waiver	83
9.8	Severability	83
9.9	Assignments	84
9.10	Third Party Beneficiaries	84
9.11	Time of the Essence	85
9.12	Expenses	85
9.13	Further Assurances	85
9.14	Counterparts and Electronic Delivery	85

Appendix A – Plan of Arrangement

Appendix B – Arrangement Resolution

Appendix C – Representations and Warranties of the Company

Appendix D – Representations and Warranties of the Purchaser Parties

Appendix E – Material Foreign Antitrust and Investment Law Approvals

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THIS ARRANGEMENT AGREEMENT is dated May 4, 2025 and made among:

SUNOCO LP, a Delaware limited partnership (“Sunoco”); and

2709716 ALBERTA LTD., an Alberta corporation (the “Purchaser”); and

NUSTAR GP HOLDINGS, LLC, a Delaware limited liability company (“Purchaser Holdco” and together with the Purchaser and Sunoco, the “Purchaser Parties”); and

PARKLAND CORPORATION, a corporation formed under the laws of the Province of Alberta (the “Company”).

RECITALS:

(A)

The Purchaser proposes to acquire all of the issued and outstanding common shares of the Company by way of an Arrangement, in accordance with the Plan of Arrangement under Section 193 of the ABCA, in exchange for the Consideration for each Company Share, being $19.80 in cash and 0.295 of a Consideration Unit per Company Share subject to the elections, maximum amounts and pro rationing set forth in the Plan of Arrangement.

(B)

Concurrently with the execution of this Agreement, the Purchaser and each director and officer of the Company, have entered into voting agreements (collectively, the “Voting Agreements”) pursuant to which such Persons have agreed, among other things, to vote their Company Shares in favour of the Arrangement Resolution.

(C)

The Company Special Committee has, after receiving advice from its financial advisors and outside legal counsel and having considered all other relevant factors, determined that the Arrangement is fair to the Company Shareholders and is in the best interests of the Company and has recommended that the Company Board recommend that the Company Shareholders vote in favour of the Arrangement Resolution. The Company Board has, after receiving advice from its financial advisors and outside legal counsel and the recommendation of the Company Special Committee and having considered all other relevant factors, determined that the Arrangement is fair to the Company Shareholders and is in the best interests of the Company and has recommended that the Company Shareholders vote in favour of the Arrangement Resolution.

NOW THEREFORE in consideration of the foregoing premises, the mutual covenants and agreements contained in this Agreement and other good and valuable consideration (the receipt and sufficiency of which are acknowledged), the Parties agree as follows:

Article 1

Interpretation

1.1	Definitions

In this Agreement the following words and expressions have the following meanings:

“ABCA” means the Business Corporations Act (Alberta).

“Acquisition Proposal” means any bona fide offer, proposal, expression of interest or inquiry (written or oral) from any Person or group of Persons (other than the Purchaser Parties or any Affiliate of the Purchaser Parties) made after the date of this Agreement relating to any one or more of the following:

(a)

any direct or indirect acquisition, sale, purchase or disposition (or lease, licence, joint venture, long-term supply agreement or other arrangement having the same economic effect), in a single transaction or a series of related transactions, of:

(i)

assets of the Company or any of its Subsidiaries that individually or in the aggregate constitute 20% or more of the consolidated assets of the Company and its Subsidiaries or which contribute 20% or more of the consolidated revenue of the Company and its Subsidiaries (in each case determined based upon the annual financial statements of the Company most recently filed as part of the Company Filings); or

(ii)

20% or more of any class of voting or equity securities (including securities convertible into or exercisable or exchangeable for voting or equity securities) of the Company or any of its Subsidiaries; or

(b)

any direct or indirect take-over bid, tender offer, exchange offer, plan of arrangement, merger, amalgamation, consolidation, security exchange, business combination, reorganization, recapitalization, liquidation, dissolution, or winding up or other transaction that, if consummated, could result in a Person or group of Persons beneficially owning 20% or more of any class of voting or equity securities (including securities convertible into or exercisable or exchangeable for voting or equity securities) of the Company or any of its Subsidiaries.

“Adjustment” has the meaning given to it in 4.18(d).

“Affiliate” means, with respect to any Person, any other Person which, directly or indirectly through one or more Persons, Controls, is Controlled by or is under direct or indirect common Control with such first Person, provided that, in the case of the Purchaser Parties, “Affiliate” shall mean such Parties and Persons Controlled by such Parties. For the avoidance of doubt, nothing in this Agreement shall be construed to impose any obligation on Energy Transfer LP and its Affiliates other than the Purchaser Parties and their Subsidiaries.

“Agreement” means this arrangement agreement, including the Appendixes attached to it or otherwise forming part of it, all as the same may be amended, restated, replaced or supplemented from time to time in accordance with its terms; and, except where otherwise specified, the words “Article” and “Section” followed by a number or letter mean and refer to the specified Article or Section of this Agreement.

“Alternative Structure” has the meaning given to it in Section 2.14.

“AML Laws” means the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), its associated regulations, the Criminal Code (Canada) and similar Laws in Canada and other jurisdictions.

“Anti-Corruption Laws” means the Corruption of Public Officials Act (Canada) and similar Laws in Canada and other jurisdictions.

“Anti-Spam Laws” means:

(a)

an Act to promote the efficiency and adaptability of the Canadian economy by regulating certain activities that discourage reliance on electronic means of carrying out commercial activities, and to amend the Canadian Radio-Television and Telecommunications Commission Act, the Competition Act, the Personal Information Protection and Electronic Documents Act and the Telecommunications Act (Canada), along with the associated regulations;

(b)	the Electronic Commerce Protection Regulations;

(c)	the Electronic Commerce Protection Regulations (Industry Canada); and

(d)	similar Laws in Canada and other jurisdictions.

“Arrangement” means an arrangement under Section 193 of the ABCA on the terms set out in the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of this Agreement and the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser Parties, each acting reasonably.

“Arrangement Resolution” means the special resolution of the Company Shareholders approving the Arrangement to be considered and voted on at the Company Meeting, substantially in the form set out in Appendix B.

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement, required by Section 193(4.1) of the ABCA to be sent to the Registrar after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form and content satisfactory to the Company and the Purchaser Parties, each acting reasonably.

“associate” has the meaning given to it under the ABCA, as of the date hereof.

“Authorization” means, with respect to any Person, any Order, permit, approval, consent, waiver, licence, registration, recognition, certification, accreditation or other authorization issued, granted or given by a Governmental Authority having jurisdiction over the Person.

“Breaching Party” has the meaning given to it in Section 4.9.

“Business Day” means a day on which commercial banks are open for business in Calgary, Dallas and New York but excludes:

(a)	a Saturday, Sunday or any other statutory or civic holiday in Calgary, Dallas or New York; and

(b)	any such day on which commercial banks are generally required or authorized to be closed in Calgary, Dallas or New York.

“Canada Transportation Act” means the Canada Transportation Act (Canada).

“Canada Transportation Act Approval” means notification of the Arrangement shall have been provided to the Minister of Transport pursuant to subsection 53.1(1) of the Canada Transportation Act and:

(a)

the Minister of Transport shall have issued notice pursuant to subsection 53.1(4) of the Canada Transportation Act that the Minister of Transport is of the opinion that the Arrangement does not raise issues with respect to the public interest as it relates to national transportation, or

(b)

if the Minister of Transport is of the opinion that the Arrangement does raise issues with respect to the public interest as it relates to national transportation, the Arrangement shall have been approved by the Governor in Council in accordance with subsection 53.2(7) of the Canada Transportation Act.

“Cash Consideration” means the consideration in the form of cash to be paid for Company Shares pursuant to the Plan of Arrangement (other than to Dissenting Shareholders).

“Cash Maximum” means an amount in dollars equal to the product obtained by multiplying the number of Company Shares issued and outstanding immediately prior to the Effective Time (other than Company Shares held by Dissenting Shareholders) by $19.80.

“Certificate of Arrangement” means the certificate to be issued by the Registrar pursuant to Section 193(11) of the ABCA upon receipt of the Articles of Arrangement.

“Claim” has the meaning given to it in Section 4.18(c).

“Code” means the United States Internal Revenue Code of 1986.

“Commercial Electronic Message” means a “commercial electronic message” as defined in the Anti-Spam Laws applicable in Canada.

“Commissioner” means the Commissioner of Competition appointed under the Competition Act or any Person authorized to exercise the powers and perform the duties of the Commissioner of Competition and includes the Commissioner’s representatives where the context requires.

“Company” means Parkland Corporation, a corporation formed under the laws of the Province of Alberta.

“Company Board” means the board of directors of the Company, as constituted from time to time.

“Company Board Recommendation” has the meaning given to it in Section 2.3(c).

“Company Change in Recommendation” has the meaning given to it in Section 7.2(a)(iv)(B)(III).

“Company Circular” means the notice of the Company Meeting and accompanying management proxy circular, including all schedules, appendices and exhibits to, and information incorporated by reference in, such management proxy circular, to be sent to the Company Shareholders and such other persons as may be required by the Interim Order or by Law in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time.

“Company Corporate Credit Facility” means the Fourth Amended and Restated Senior Secured Credit Agreement dated as of April 14, 2022, between the Company, certain other members of the Company Corporate Group party thereto, as borrowers, the lenders from time to time party thereto and Canadian Imperial Bank of Commerce, as Administrative Agent, as amended by Amending Agreement No. 1 dated as of June 9, 2023, Amending Agreement No. 2 dated as of December 19, 2023, and Amending Agreement No. 3 dated as of June 24, 2024.

“Company Corporate Group” means the Company and its Subsidiaries, taken as a whole.

“Company Corporate IT” has the meaning given to it in Appendix C Section 31.

“Company Damages Event” has the meaning given to it in Section 8.2(a).

“Company Data Room” means the electronic data room established and maintained by the Company to which the Purchaser Parties and their Representatives have been granted access.

“Company Disclosure Letter” means the disclosure letter executed by the Company and delivered to the Purchaser Parties concurrently with the execution of this Agreement.

“Company DSU Plan” means the deferred share unit plan of the Company effective as of January 1, 2011, as amended most recently on August 5, 2022, as amended from time to time.

“Company DSUs” means the deferred share units granted pursuant to the Company DSU Plan.

“Company Employee” means any full-time or part-time employee of the Company or any of its Subsidiaries including any such employee on disability (long-term or short-term), workplace safety and insurance, pregnancy, parental or other statutory or approved leave.

“Company Employee Material Contracts” has the meaning given to it in Appendix C Section 36.

“Company Employee Pension Plans” has the meaning given to it in Appendix C Section 37.

“Company Employee Plans” has the meaning given to it in Appendix C Section 37.

“Company ESPP” means the employee share purchase plan of the Company dated effective November 3, 2017.

“Company Filings” means all documents publicly filed under the profile of the Company on SEDAR+, by or on behalf of the Company, since January 1, 2024.

“Company Incentive Holders” means the holders of Company Incentives.

“Company Incentive Plans” means, collectively, the Company DSU Plan, the Company Stock Option Plan and the Company RSU Plan.

“Company Incentives” means, collectively, the Company DSUs, the Company RSUs and the Company Stock Options.

“Company Leased Real Property” has the meaning given to it in Appendix C Section 28.

“Company Material Adverse Effect” means a Material Adverse Effect in respect of the Company.

“Company Material Subsidiaries” means a Subsidiary of the Company, the total assets of which constitute more than 10% of the consolidated assets of the Company and its Subsidiaries, as at December 31, 2024, or the total revenues of which constitute more than 10% of the consolidated revenues of the Company and its Subsidiaries for the year ended December 31, 2024.

“Company Meeting” means the special meeting (or annual and special, as applicable) of the Company Shareholders including any adjournment or postponement of such meeting in accordance with the terms of this Agreement, to be called and held to secure approval of the Arrangement Resolution and for any other purpose as may be set out in the Company Circular.

“Company Owned Real Property” has the meaning given to it in Appendix C Section 28.

“Company Project Financing” means the credit facility established pursuant to the credit agreement dated as of November 15, 2023, among OTR Infrastructure LP, as borrower, OTR Infrastructure GP Inc., as General Partner of the borrower, and the Canada Infrastructure Bank, as lender, as amended, restated, supplemented or otherwise modified prior to the Effective Date.

“Company Real Property” has the meaning given to it in Appendix C Section 28.

“Company Real Property Leases” has the meaning given to it in Appendix C Section 28.

“Company Regular Dividends” means, in respect of the Company Shares, (i) a quarterly dividend of $ 0.36 per Company Share with a record date set as of June 21, 2025, and (ii) thereafter prior to the Effective Date, regular quarterly dividends declared and paid on the Company Shares in the Ordinary Course (which dividends may have a record date that is the same as the record date set in respect of the Sunoco Regular Dividend in such fiscal quarter, if any), provided that in no circumstance shall the amount of any such quarterly dividend exceed $0.36 per Company Share.

“Company RSU Plan” means the amended and restated restricted share unit plan of the Company effective as of December 31, 2010, as amended most recently on November 1, 2023.

“Company RSUs” means the vested and unvested restricted share units granted pursuant to the Company RSU Plan, and includes any fractional restricted share units and any restricted share units that are subject to performance vesting conditions.

“Company Securityholders” means, collectively, the Company Shareholders and the Company Incentive Holders.

“Company Shareholder” means a registered or beneficial holder of Company Shares, as the context requires.

“Company Shares” means the common shares in the capital of the Company.

“Company Special Committee” means the special committee of the Company Board that considered the Arrangement.

“Company Stock Option Plan” means the amended and restated stock option plan of the Company effective as of December 31, 2010, as amended most recently on November 1, 2023.

“Company Stock Options” means the outstanding options to purchase Company Shares granted under the Company Stock Option Plan.

“Company Termination Fee” has the meaning given to it in Section 8.2(a).

“Competition Act” means the Competition Act (Canada).

“Competition Act Approval” means, in respect of the transactions contemplated by this Agreement:

(a)	the issuance of an advance ruling certificate pursuant to section 102 of the Competition Act;

(b)	the issuance of a notice from the Commissioner that he does not, at that time, intend to make an application under section 92 of the Competition Act (a “No Action Letter”); or

(c)

the expiry or termination of the applicable waiting period under section 123 of the Competition Act or waiver of the obligation to notify and supply information in accordance with Part IX of the Competition Act under paragraph 113(c) of the Competition Act.

“Compliant” means, with respect to the Required Financial Information, that (i) such Required Financial Information, taken as a whole, does not contain any untrue statement of a material fact regarding the Company and its Subsidiaries or omit to state any material fact regarding the Company and its Subsidiaries necessary in order to make such Required Financial Information, taken as a whole, not misleading under the circumstances under which it is stated (giving effect to all supplements and updates provided thereto), (ii) no independent auditor shall have withdrawn any audit opinion with respect to any financial statements contained in the Required Financial

Information and (iii) the financial statements and other financial information included in such Required Financial Information would not be deemed stale under the rules of the SEC and are sufficient to permit the Company’s independent accountants to issue a customary “comfort” letter to the Debt Financing Sources in connection with any offering of debt securities, including as to customary “negative assurances” and change period comfort (and such accountants have confirmed they are prepared to issue a comfort letter subject to their completion of customary procedures). For the avoidance of doubt, the absence of any Excluded Information from the Required Financial Information shall not be deemed to cause such Required Financial Information to be non-Compliant.

“Confidentiality Agreement” means the confidentiality agreement dated April 23, 2025 between Sunoco and the Company.

“Consent Solicitations” has the meaning given to it in Section 4.14(b)(ii).

“Consideration” means the consideration to be paid and received pursuant to the Plan of Arrangement in respect of each Company Share that is transferred to the Purchaser, consisting of Cash Consideration and/or Unit Consideration.

“Consideration Units” means the common units representing limited liability company interests in Purchaser Holdco.

“Constating Documents” means articles of incorporation, amalgamation, or continuation, as applicable, by-laws or other constating documents and all amendments thereto.

“Contracts” means all legally binding agreements, arrangements, understandings, commitments and undertakings (whether written or oral) to which a Person is a party or a beneficiary or pursuant to which any of its property or assets are or may be affected.

“Control” (and any derivatives thereof, including “Controlled”) means (i) in relation to a Person that is a corporation, the ownership, directly or indirectly, of voting shares of such Person carrying more than 50% of the voting rights attaching to all voting shares of such Person and which are sufficient, if exercised, to elect a majority of its board of directors; and (ii) in relation to a Person that is a partnership, limited partnership, trust or other unincorporated entity (A) the ownership, directly or indirectly, of voting securities of such Person carrying more than 50% of the voting rights attaching to all voting securities of the Person, or (B) the ownership of other interests or the holding of a position (such as general partner of a limited partnership or trustee of a trust) entitling the holder to exercise control and direction over the activities of such Person.

“Court” means the Court of King’s Bench of Alberta.

“Debt Commitment Letter” means, collectively, the executed debt commitment letters from the lender parties thereto as in effect on the date hereof and delivered to the Company and term sheets attached thereto and related fee letters to provide Debt Financing to Sunoco, in each case, as amended, amended and restated, supplemented or otherwise modified from time to time to the extent permitted hereunder.

“Debt Financing” means the debt financing contemplated under the Debt Commitment Letter, the Sunoco Existing Credit Facilities or any other financing the proceeds of which are intended to provide the Purchaser, when taken together with available cash, the Required Amount.

“Debt Financing Parties” shall mean the Debt Financing Sources, together with their respective Affiliates, and the respective officers, directors, employees, partners, trustees, shareholders, controlling persons, agents and representatives of the foregoing, and their respective successors and assigns.

“Debt Financing Sources” means the agents, arrangers, bookrunners, lenders, underwriters and other Persons that have committed or been engaged to provide or arrange (including through soliciting purchasers of, or otherwise placing, notes or other debt) or otherwise entered into agreements in connection with all or any part of the Debt Financing, including the parties to any joinder agreements, indentures or credit agreements entered into in connection therewith.

“Debt Tender Offer” has the meaning given to it in Section 4.14(b)(ii).

“Debt Tender Offer Documents” has the meaning given to it in Section 4.14(b)(ii).

“Depositary” means Computershare Trust Company of Canada or such other Person that may be appointed by the Purchaser and the Company for the purpose of receiving deposits of certificates or direct registration system advices formerly representing the Company Shares.

“Dissent Rights” means the rights of dissent in respect of the Arrangement as provided for in the Plan of Arrangement.

“Dissenting Shareholder” means a registered Company Shareholder who validly exercises its Dissent Rights with respect to the Arrangement Resolution in strict compliance with section 191 of the ABCA, the Interim Order and Article 4 of the Plan of Arrangement, and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights as of the Effective Time.

“EDGAR” means the Electronic Data Gathering, Analysis and Retrieval system or any system that replaces it.

“Effective Date” means the date upon which the Arrangement becomes effective as set out in Section 2.7, being the date shown on the Certificate of Arrangement.

“Effective Time” has the meaning given to it in the Plan of Arrangement.

“Emergency” means any sudden, unexpected, force majeure or abnormal event which causes, or risks causing, imminent and substantial physical damage to or the endangerment of the safety of any property, imminent and substantial endangerment of health or safety of any person, or death or injury to any person, or imminent and substantial damage to the environment, in each case, whether real or reasonably perceived.

“Environmental Laws” means all Laws relating to:

(a)

the protection of human health or the environment, including those relating to pollution, waste, emissions, discharges, or Releases of Hazardous Substances or any other solid, liquid, gas, odour, heat, sound, vibration, or radiation;

(b)

the protection and conservation of natural resources, including climate, air, surface water, groundwater, wetlands, land surface, subsurface strata, wildlife, aquatic, terrestrial, avian or microbial species and vegetation; and

(c)

the manufacture, generation, handling, transport, transfer, labelling, packaging, sale, distribution, import, export, use, processing, treatment, recycling, storage, destruction, or disposal of, or exposure to, Hazardous Substances, including, in each case, any other criminal, civil, equitable, or common law principle concerning any act or omission relating to the environment or Hazardous Substances.

“Equalization Period” has the meaning given to it in Section 4.18(d).

“Exchange Approval” means the approval of the New York Stock Exchange to the listing, subject to official notice of issuance, of the Consideration Units necessary to satisfy the aggregate Unit Consideration as provided for in the Plan of Arrangement (other than with respect to Company Shareholders exercising Dissent Rights).

“Excluded Information” means:

(a)

any description of post-closing capital structure, including descriptions of indebtedness or equity of the Purchaser or any of its affiliates (including the Company and its Subsidiaries on or after the Effective Date), other than with respect to the Parkland Existing Notes and any other indebtedness of the Company and its Subsidiaries that is anticipated to remain outstanding following the Effective Date,

(b)	any description of the Debt Financing (including any such descriptions to be included in liquidity and capital resources disclosure and any “description of notes”),

(c)

any information that would customarily be provided by an underwriter or initial purchaser in a customary offering memorandum for private placements of non-convertible high yield debt securities pursuant to Rule 144A promulgated under the U.S. Securities Act,

(d)

any information regarding any post-Effective Date or pro forma cost savings, synergies or other pro forma adjustments, pro forma information (other than pro forma information relating to historical periods, not relating to the transactions contemplated by this Agreement, and not otherwise required to be disclosed by the Company in connection with its public reporting) or projected information,

(e)	risk factors relating to all or any component of the Debt Financing,

(f)

financial statements or information required by Rules 3-09, 3-10 or 3-16 of Regulation S-X, Compensation Discussion and Analysis or other information required by Items 402 and 601 of Regulation S-K, and

(g)

unless disclosed by the Company in connection with its public reporting, “segment” financial information and disclosure, including, without limitation, any required by Item 101(c) of Regulation S-K and Financial Accounting Standards Board Accounting Standards Codification Topic 280.

“Fairness Opinions” means the opinions of the Financial Advisors to the effect that, as of the date of such opinions and based upon and subject to the assumptions, limitations and qualifications set forth therein, the Consideration is fair, from a financial point of view, to the Company Shareholders, other than the Purchaser Parties and their Affiliates.

“Final Order” means the final order of the Court approving the Arrangement, as such Order may be amended by the Court prior to the Effective Time, provided that any such amendment is acceptable to both the Company and the Purchaser Parties, each acting reasonably, or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Purchaser Parties and the Company, each acting reasonably) on appeal.

“Financial Advisors” means Goldman Sachs Canada Inc., BofA Securities Inc. and BMO Nesbitt Burns Inc.

“Financing Materials” has the meaning given to it in Section 4.14(a)(iii).

“Foreign Antitrust and Investment Law” means any competition, antitrust, merger control or foreign investment or national security law, other than in Canada and the United States.

“Foreign Antitrust and Investment Law Approvals” means any mandatory approval, clearance or authorization determined by the Parties to be required to consummate the Arrangement under Foreign Antitrust and Investment Laws.

“Governmental Authority” means:

(a)	the government of Canada or any other nation, or any political subdivision thereof, whether provincial, territorial, state, regional, municipal or local;

(b)

any department, agency, authority, instrumentality, regulatory body, central bank, court, commission, board, tribunal, bureau, or other entity exercising executive, legislative, regulatory, judicial or administrative powers or functions under, or for the account of, any of the foregoing; and

(c)	any stock exchange.

“Hazardous Substance” means any substance, chemical, mixture, or material, whether animate or inanimate, that is or may be harmful or hazardous to human, animal, or plant life, any property, any activity, or to the environment or any natural resources, and includes anything that is regulated under any Laws as a “contaminant”, “source of contaminant”, “pollutant”, “pesticide”, “fuel”, “deleterious substance”, “toxic substance”, “hazardous substance”, “controlled substance”, “designated substance”, “domestic substance”, “non-domestic substance”, “priority substance”, “prohibited substance”, “substance subject to notification or consent”, “restricted substance”, “ozone-depleting substance”, “nuclear substance”, “hazardous product”, “dangerous good”, “waste”, “hazardous waste”, or “hazardous recyclable material”.

“Heritage Approval” means, if determined by the Parties, acting reasonably and in good faith, to be required with respect to the Arrangement, the Heritage Minister shall have sent a notice to the Purchaser confirming that the Heritage Minister is satisfied, or is deemed to be satisfied, that the Arrangement is likely to be of net benefit to Canada.

“Heritage Minister” means the Minister of Canadian Culture and Identity, including where the context so requires his designates in the Cultural Sector Investment Review division of the Department of Canadian Heritage, including the Director, Trade Negotiations and Investments, or such member of the King’s Privy Council for Canada designated by the Governor General as Minister for the purposes of the Investment Canada Act as they relate to prescribed business activities under paragraph 15(a) thereof.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“HSR Act Approval” means the expiration or early termination of the waiting period, and any extension thereof, or any timing agreements, understandings or commitments obtained by request or other action of the U.S. Federal Trade Commission and/or the U.S. Department of Justice, as applicable, under the HSR Act.

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board, as incorporated in the CPA Canada Handbook at the relevant time applied on a consistent basis.

“Indemnified Liability” means any direct or indirect liability, obligation, loss, Tax, damage, claim, cost, expense, interest award, judgement or penalty that following the Effective Time, is suffered or incurred by, or imposed on, Purchaser Holdco but which resulted from, any fact, condition or circumstance existing, prior to the Effective Time, other than liabilities or obligations under this Agreement or in connection with the issuance of the Consideration Units.

“Indemnity Notice” has the meaning given to it in Section 4.18(c).

“Information Technology” means all computer systems, communications systems, software (other than off-the-shelf software) and hardware, whether owned, used or licensed.

“Intended US Income Tax Treatment” has the meaning given to it in Section 2.12.

“Interim Order” means the interim order of the Court, providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended by the Court, provided that any such amendment is acceptable to both the Company and the Purchaser Parties, each acting reasonably.

“Investment Canada Act” means the Investment Canada Act (Canada).

“Investment Canada Act Approval” means the Purchaser has received written notification from the responsible Minister under the Investment Canada Act that such Minister is satisfied, or is deemed to be satisfied, that the Arrangement is likely to be of net benefit to Canada.

“IP Rights” means:

(a)

all patents, patent applications, patent disclosures and inventions (whether or not patentable and whether or not reduced to practice), and including all provisional applications, substitutions, continuations, continuations-in-part, patents of addition, improvement patents, divisions, renewals, reissues, confirmations, counterparts, re-examinations and extensions thereof;

(b)	all trademarks, service marks, trade dress, trade names, logos, domain names, trade names and corporate names, whether registered or existing at common law;

(c)	all registered and unregistered statutory and common law copyrights and industrial designs;

(d)	all registrations, applications, divisionals and renewals for any of the foregoing;

(e)	all trade secrets, confidential information, ideas, formulae, compositions, know-how, improvements, innovations, discoveries, designs, manufacturing and production processes and techniques; and

(f)	all other intellectual property rights owned, licensed, controlled or used by a Person, in any and all relevant jurisdictions in the world.

“Key Regulatory Approvals” means, collectively, the Competition Act Approval, the Canada Transportation Act Approval, the Investment Canada Act Approval, the Heritage Approval, the HSR Act Approval and the Foreign Antitrust and Investment Law Approvals.

“Law” means, with respect to any Person, any and all applicable law, including the common law, constitution, treaty, convention, ordinance, code, rule, instrument, regulation, Order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, standards, practices, guidelines and protocols of any Governmental Authority, including, as applicable, the rules and requirements of any stock exchange.

“Lien” means:

(a)

any mortgage, charge, pledge, hypothec, security interest, assignment, lien (statutory or otherwise), privilege, easement, servitude, prior claim, pre-emptive right or right of first refusal, ownership or title retention agreement, license, occupancy right, restrictive covenant or conditional sale agreement or option, imperfections or defects of title or encroachments relating to Company Real Property; and

(b)	any other encumbrance of any nature or any arrangement or condition which, in substance, secures payment or performance of an obligation.

“Matching Period” has the meaning given to it in Section 5.4(a).

“Material Adverse Effect” means, in respect of a Party, any change, event, occurrence, effect, fact or circumstance that, individually or in the aggregate with other such changes, events, occurrences, effects, facts, states of facts or circumstances, is or would reasonably be expected to be material and adverse to the business, operations, results of operations, assets, properties, financial condition or liabilities (contingent or otherwise) of the Party and its Subsidiaries, taken as a whole, except any such change, event, occurrence, effect, fact or circumstances resulting from or arising in connection with:

(a)	any change or development generally affecting the industry in which the Party operates;

(b)

any change, development or condition relating to global, national or regional political conditions (including strikes, lockouts, protests, riots or facility takeover for emergency purposes) or relating to general economic, business, banking, regulatory, political, or market conditions or relating to national or global financial, currency, securities, commodities, or credit markets, or interest rates, rates of inflation or tariff policy;

(c)

any change, development or condition resulting from any act of terrorism or any outbreak of hostilities or declared or undeclared war, or any escalation or worsening of such acts of terrorism, hostilities or war;

(d)

any adoption, proposal, implementation or change in Law (including with respect to Taxes), accounting principles, or in the interpretation, application or non-application of the foregoing by any Governmental Authority;

(e)	any climatic event, natural disaster or epidemic, pandemic, health crisis or disease outbreak or worsening thereof;

(f)	any action taken (or omitted to be taken) by the Party that is required by this Agreement or upon the written request or with the written consent of the other Party;

(g)

any change in the credit rating, market price or trading volume of any securities of the Party (it being understood that the causes underlying such change in credit rating, market price or trading volume may be taken into account in determining whether a Material Adverse Effect has occurred);

(h)

any failure by the Party to meet any internal or published projections, forecasts, guidance or estimate of revenues, earnings or cash flows (it being understood that the causes underlying such failure may be taken into account in determining whether a Material Adverse Effect has occurred);

(i)

the execution, announcement or performance of this Agreement or the Plan of Arrangement or the implementation and completion of the Arrangement, including any loss or threatened loss of, or adverse change or threatened adverse change in, the relationship of the Party with any Governmental Authority or any of its current or prospective employees, customers, security holders, financing sources, vendors, distributors, suppliers, counterparties, partners, licensors or lessors;

(j)

in respect of the Company, any matter which has been expressly disclosed in the Company Disclosure Letter, and in respect of Sunoco, any matter which has been expressly disclosed in the Purchaser Parties Disclosure Letter; and

(k)	any change of control of the board of directors of the Company and any management changes resulting therefrom, and provided, however, that:

(i)

with respect to clauses (a) through to and including (e), only to the extent that such matter does not have a material disproportionate effect on the Party and its Subsidiaries, taken as a whole, relative to other comparable companies and entities operating in the industries in which the Party operates; and

(ii)

references in certain Sections of this Agreement to dollar amounts are not intended to be, and shall not be deemed to be, illustrative for purposes of determining whether a Material Adverse Effect has occurred.

“Material Company Real Property Lease” has the meaning given to it in Appendix C Section 28.

“Material Contract” means any Contract (other than any Contract entered in connection with the transactions contemplated by this Agreement):

(a)	that, if terminated or modified or if it ceased to be in effect, would reasonably be expected to have a Material Adverse Effect;

(b)

providing for any indebtedness for borrowed money of the Company or any of its Subsidiaries, whether secured by any asset or not in excess of $50,000,000, excluding any intercorporate indebtedness owing (i) from the Company to a wholly-owned Subsidiary or (ii) from a wholly-owned Subsidiary of the Company to the Company or to another wholly-owned Subsidiary of the Company;

(c)

restricting the incurrence of indebtedness by the Company or any of its Subsidiaries (including by requiring the granting of an equal and rateable Lien) or the incurrence of any Liens on any properties or assets of the Company or any of its Subsidiaries, or restricting the payment of dividends by the Company, but excluding any Contract that is a guarantee or security agreement in respect of the Company Corporate Credit Facility or the Company Project Financing;

(d)

that provides for a guarantee of indebtedness for borrowed money in excess of $50,000,000, but excluding any Contract that is a guarantee or security agreement in respect of the Company Corporate Credit Facility or the Company Project Financing;

(e)

restricting the incurrence of indebtedness by the Company or any of its Subsidiaries, other than in the Ordinary Course, but excluding any Contract that is a guarantee or security agreement in respect of the Company Corporate Credit Facility or the Company Project Financing;

(f)

other than Company Employee Material Contracts, providing termination payments or benefits, change of control payments or benefits, or any other payments or benefits, in each case, that would be triggered solely by the Arrangement in excess of $5,000,000;

(g)

relating to any litigation or settlement thereof which does or could have actual or contingent obligations or entitlement of the Company or any of its Subsidiaries in excess of $10,000,000, after deduction of any amounts paid to the Company or that are otherwise recoverable under any insurance policy of the Company, and which have not been fully satisfied prior to the date of this Agreement;

(h)	any fuel supply fuel supply agreement under which a Party or any of its Subsidiaries is obligated to purchase at least 100 million litres of fuel on an annual basis;

(i)	excluding fuel purchase agreements, under which the Company or any of its Subsidiaries is obligated to make or expects to receive payments in excess of $35,000,000 in any 12 month period;

(j)

other than a Contract entered in the Ordinary Course, that expressly imposes any material restriction on the right or ability of the Company or any of its Subsidiaries to compete with any other person or acquire or dispose of the securities of any other person or that creates an exclusive dealing arrangement or right of first offer or refusal or most favoured nation status in favour of any other person, provided that any requirement by a branded supplier to exclusively use its fuel at a branded location does not constitute an exclusive dealing arrangement;

(k)

providing for the purchase, sale or exchange of, or option to purchase, sell or exchange, any property or asset where the purchase or sale price or agreed value or fair market value of such property or asset exceeds $50,000,000 individually or in the aggregate (including any of the foregoing where the transaction has closed and the Company or any of its Subsidiaries has any existing indemnification, earn-out or other obligations in relation thereto);

(l)	that limits or restricts in any material respect:

(i)	the ability of the Company or any of its Subsidiaries to engage in any line of business or carry on business in any geographic area; or

(ii)	the scope of Persons to whom the Company or any of its Subsidiaries may sell products;

(m)

providing for the establishment, investment in, organization or formation of any joint venture, partnership or other revenue sharing arrangements in which the interest of the Company or any of its Subsidiaries;

(n)	that is a Company Employee Material Contract; or

(o)	that is a Material Company Real Property Lease.

“Material Foreign Antitrust and Investment Law Approvals” means the Foreign Antitrust and Investment Law Approvals listed in Appendix E.

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

“Minister” means the responsible Minister under the Investment Canada Act and includes any Person designated by the Minister to act on his behalf.

“Misrepresentation” means a misrepresentation for the purposes of Securities Laws.

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations.

“NI 52-109” means National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings.

“Non-Continuing Company Individual” has the meaning given to it in Section 4.12(a).

“NYSE” means the New York Stock Exchange.

“Order” means any order, writ, judgment, decree, stipulation, determination, award, decision, sanction, ruling or similar action taken or entered by or with or applied by any Governmental Authority, in each case, whether temporary, preliminary or permanent.

“Ordinary Course” means, with respect to an action taken by a Person, that such action is or has been taken in the ordinary and usual course of the normal day-to-day operations of the Person or its business, as the case may be.

“Outside Date” means the date that is nine (9) months from the date of this Agreement, or such later date as may be agreed to in writing by the Parties, provided that if the Effective Date has not occurred by the date that is nine (9) months from the date of this Agreement as a result of the failure to satisfy the condition set forth in Section 6.1(d) (if the Law giving rise to the failure of such condition to be satisfied relates to any Key Regulatory Approval), then any Party may elect by notice in writing delivered to the other Parties by no later than 5:00 p.m. on a date that is on or prior to such date, to extend the Outside Date by a period of 90 days, provided further that, notwithstanding the foregoing, a Party shall not be permitted to extend the Outside Date if the failure to satisfy such condition is primarily the result of a material breach of such Party’s covenants in this Agreement.

“Parkland Existing Notes” means, collectively, (i) the 6.625% Senior Notes due 2032 issued by Parkland pursuant to an Indenture dated as of August 16, 2024, (ii) the 4.625% Senior Notes due 2030 issued by Parkland pursuant to an Indenture dated as of November 23, 2021, (iii) the 4.500% Senior Notes due 2029 issued by Parkland pursuant to an Indenture dated as of April 13, 2021, (iv) the 5.875% Senior Notes due 2027 issued by Parkland pursuant to an Indenture dated as of July 10, 2019, (v) the 4.375% Senior Notes due 2029 issued by Parkland pursuant to an Indenture dated as of March 25, 2021, (vi) 6.000% Senior Notes due 2028 issued by Parkland pursuant to an Indenture dated as of June 23, 2020 and (vii) 3.875% Senior Notes due 2026 issued by Parkland pursuant to an Indenture dated June 16, 2021 (the “Existing 2026 Notes”).

“Parkland Existing Notes Actions” has the meaning given to it in Section 4.14(b).

“Parties” means the Company, the Purchaser, Purchaser Holdco, Sunoco and any other Person who may become a party to this Agreement and except where otherwise stated any reference to “Party” in relation to the Purchaser Parties refers to all of them.

“Permitted Contest” means, with respect to any Person, action taken by or on behalf of such Person in good faith by appropriate proceedings diligently pursued to contest a Tax, claim or Lien, provided that the Person to which the Tax, claim or Lien being contested is relevant (or if such Person is a Subsidiary of any Purchaser Party or the Company, such Purchaser Party or the Company, as applicable, on a consolidated basis) has established reasonable reserves therefor if and to the extent required by generally accepted accounting principles, provided that, in the case of Taxes, such contestation effectively postpones collection of any such Taxes.

“Permitted Liens” means as at any particular time with respect to any Person, any of the following

Liens on the property or any part of the property of such Person:

(a)	Liens for taxes, assessments or governmental charges not at the time due or delinquent or, if due or delinquent, the validity of which is being contested at the time by a Permitted Contest;

(b)

deemed Liens arising by operation of Law in connection with workers’ compensation, employment insurance and other social security legislation, in each case, which secure obligations not at the time due or delinquent or, if due or delinquent, the validity of which is being contested at the time by a Permitted Contest;

(c)

undetermined or inchoate Liens incidental to construction or current operations which have not at such time been filed pursuant to Law against such Person or registered on title to any Company Real Property or which relate to obligations not due or delinquent or, if due or delinquent, the validity of which is being contested at the time by a Permitted Contest;

(d)

zoning, and building restrictions, survey exceptions, by-laws, regulations and ordinances of Governmental Authorities, easements, rights of way, servitudes, leases, licenses, occupancy rights or other similar rights in land (including, without in any way limiting the generality of the foregoing, rights of way and servitudes for railways, sewers, drains, gas and oil and other pipelines, gas and water mains, electric light and power and telecommunication, telephone or telegraph or cable television conduits, poles, wires and cables) granted to or reserved or taken by any other Persons, and which individually or in the aggregate do not materially detract from the value or marketability of the land concerned or materially impair its use or utility in the operation of the business of such Person and its Subsidiaries, taken as a whole, and so long as the same are being complied with by the Company and its Subsidiaries in all material respects;

(e)

any builder’s, mechanic’s, garagemen’s, labourer’s or materialman’s Lien or other similar Lien arising in the Ordinary Course or out of the construction or improvement of any land or arising out of the furnishing of materials or supplies, provided that such Lien secures monies not at the time overdue, or, if due or delinquent, the validity of which is being contested at the time by a Permitted Contest and in the Ordinary Course;

(f)

in respect of any land, any defects or irregularities in the title to such land which are of a minor nature and which, individually or in the aggregate, will not materially impair the use of such land for the purposes for which such land is held (including the current business operations at the affected Company Real Property) or the marketability or value of such land;

(g)

in respect of any land, any minor encroachments over neighbouring lands which, individually or in the aggregate, will not materially impair the use or utility of such land for the purposes for which such land is held (including the current business operations at the affected Company Real Property) or the marketability or value of such land;

(h)	in respect of the Company only, any Liens encumbering the landlord’s interest in any Company Leased Real Property;

(i)

Liens given by such Person to a public utility or any municipality or governmental or other public authority when required by such utility or municipality or other authority in connection with the operations of such Person, all in the ordinary course of its business which individually or in the aggregate do not materially detract from the marketability or value of the asset concerned or materially impair its use or utility in the operation of the business of such Person and its Subsidiaries, taken as a whole, and so long as the same are being complied with by the Company and its Subsidiaries in all material respects;

(j)	the reservation in any original grants from the Crown of any land or interests therein and statutory exceptions and reservations to title;

(k)	landlords’ Liens or any other rights of distress reserved in or exercisable under any Company Real Property Lease for rent and for compliance with the terms of such Company Real Property Lease;

(l)

deposits to secure performance of (i) bids, tenders, contracts (other than contracts for the payment of money); or (ii) in respect of the Company only, any Liens encumbering the landlord’s interest in any Company Leased Real Property;

(m)

Liens resulting from the deposit of cash or Liens on other assets as security when such Person is required to provide such deposits or security by a Governmental Authority or by normal business practice in connection with contracts, licenses or tenders or similar matters in the ordinary course of business and for the purpose of carrying on the same, or to secure workers’ compensation, surety or appeal bonds or to secure costs of litigation when required by applicable Law;

(n)	purchase money Liens arising in the ordinary course of business;

(o)	Liens granted by the Company and its Subsidiaries in respect of the Company Corporate Credit Facility and in respect of the Company Project Financing; and

(p)	in respect of the Company only, those Liens listed and described at Section 1.1 of the Company Disclosure Letter.

“Person” means a natural person, partnership, limited partnership, limited liability partnership, syndicate, sole proprietorship, corporation or company (with or without share capital), limited liability company, stock company, trust, unincorporated association, joint venture or other entity or Governmental Authority.

“Personal Information” means information about an identifiable individual other than such individual’s business contact information where such business contact information is collected, used or disclosed for the purposes of contacting such individual in that individual’s capacity as an employee or an official of an organization and for no other purpose.

“Plan of Arrangement” means the plan of arrangement of the Company attached hereto as Appendix A and any amendments or variations thereto made in accordance with this Agreement or made at the direction of the Court in the Interim Order or the Final Order and acceptable to both the Company and the Purchaser Parties, each acting reasonably.

“Privacy Laws” means the Personal Information Protection and Electronic Documents Act (Canada) and any similar Laws relating to the collection, use, disclosure or storage of Personal Information.

“Proceeding” means any suit, claim, action, charge, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, audit, examination or known investigation commenced, brought, conducted or heard by or before any Governmental Authority.

“Purchaser” means 2709716 Alberta Ltd., a corporation existing under the laws of the Province of Alberta.

“Purchaser Corporate Group” means the Purchaser Parties and their Subsidiaries, taken as a whole.

“Purchaser Damages Event” has the meaning given to it in Section 8.1.

“Purchaser Holdco Reorganization” means the transactions set out in Schedule 1.1 to the Purchaser Parties Disclosure Letter.

“Purchaser Holdco Units” means the common units of membership interest of the Purchaser Holdco.

“Purchaser Material Adverse Effect” means a Material Adverse Effect in respect of Sunoco.

“Purchaser Material Subsidiaries” means a Subsidiary of Sunoco that constitutes a “significant subsidiary” as defined in Rule 1.02(w) of Regulation S-X promulgated under the United States Securities Act of 1933, as amended.

“Purchaser Midco” has the meaning given to it in the Plan of Arrangement.

“Purchaser Midco Shares” has the meaning given to it in the Plan of Arrangement.

“Purchaser Parties” means, collectively, the Purchaser, Purchaser Holdco and Sunoco.

“Purchaser Parties Disclosure Letter” means the disclosure letter executed by the Purchaser Parties and delivered to the Company concurrently with the execution of this Agreement.

“Purchaser Reimbursement Payment” has the meaning given to it in Section 8.1(c).

“Purchaser Shares” means the common shares of the Purchaser.

“Purchaser Termination Fee” has the meaning given to it in Section 8.1.

“Registered IP” has the meaning given to it in Appendix C in Section 30(a).

“Registrar” means the registrar under the ABCA.

“Regulatory Approval” means:

(a)	any consent, waiver, permit, license, certificate, exemption, review, Order, decision or approval of, or any registration and filing with, any Governmental Authority;

(b)	any third party consent required under any of the Authorizations held by the Company or any of its Subsidiaries; or

(c)	the expiry, waiver or termination of any waiting period imposed by Law or a Governmental Authority, in each case in connection with the Arrangement.

“Release” means any emission, addition, discharge, release, deposit, spraying, injection, abandonment, leeching, migration, pumping, escape, spill, leak, seepage, disposal, or exhausting of a Hazardous Substance and when used as a verb has a like meaning.

“Representative” means, in respect of any Person and, as applicable, any officer, director, trustee, partner, employee, representative (including any financial, legal or other advisor) or agent of such Person or of any of its Subsidiaries.

“Required Amount” has the meaning given to it in Appendix D Section 28.

“Required Financial Information” means:

(a)

the Company historical financial statements as required by paragraph (e) of Annex III of the Debt Commitment Letter and including, without limitation, the most recent financial statements filed (or required to be filed) by the Company on SEDAR+;

(b)

all other financial statements, financial data, audit reports and other information regarding the Company and its Subsidiaries of the type and form that would be required by Regulation S-X promulgated by the SEC and Regulation S-K promulgated by the SEC for a registered public offering of debt securities on a registration statement on Form S-1 under the U.S. Securities Act; and

(c)

such other pertinent and customary information regarding the Company and its Subsidiaries (including, to the extent necessary and ascertainable or determinable by the Company, customary “flash” financial information) as may be reasonably requested by the Purchaser or Sunoco (or the Debt Financing Sources) to the extent that such information is (i) required in connection with the Debt Financing contemplated by the Debt Commitment Letter or of the type and form customarily included in (A) marketing documents used to syndicate credit facilities of the type contemplated by the Debt Commitment Letter, including to allow the Purchaser or Sunoco to prepare pro forma financial statements and any pro forma operating data included in such marketing materials or (B) an offering memorandum for private placements of non-convertible high yield debt securities pursuant to Rule 144A promulgated under the U.S. Securities Act or (ii) as otherwise necessary to receive from the Company’s independent public accountants (and any other accountant to the extent that financial statements audited or reviewed by such accountants are or would be included in such offering memorandum) customary “comfort” (including negative assurance and customary change period comfort), together with drafts of customary comfort letters that such independent public accountants are prepared to deliver upon the “pricing” of any debt securities being issued in connection with the Debt Financing, with respect to the financial information to be included in such offering memorandum;

provided that the Company shall not be required to provide any Excluded Information.

“Rights Plan” means the restated shareholder rights plan agreement between the Company and Computershare Trust Company of Canada dated March 18, 2014, as amended on May 3, 2017, May 7, 2020, and May 4, 2023.

“Sanctioned Person” means any Person who is a designated target of Sanctions or is otherwise a subject of Sanctions, including as a result of being:

(a)	owned or controlled directly or indirectly by any Person which is a designated target of Sanctions; or

(b)

organized under the laws of any country that is subject to general or country-wide Sanctions, or any Person that is a “designated person”, “politically exposed foreign person” or “terrorist group” as described in any Laws relating to Sanctions.

“Sanctions” means any economic or trade sanctions or restrictive measures enacted, administered, imposed or enforced by the Parliament of Canada, Global Affairs Canada, the United

States Department of the Treasury’s Office of Foreign Assets Control, the United States Department of State, the United Nations Security Council, the European Union or any present or future member state thereof, the United Kingdom’s His Majesty’s Treasury or any other relevant sanctions authority.

“Sarbanes-Oxley Act” has the meaning given to it in Appendix D Section 10.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Laws” means the Securities Act (Alberta) and any other applicable Canadian provincial and territorial rules, orders, notices, promulgations and regulations and published policies thereunder and, where applicable, applicable securities laws and regulations of other jurisdictions.

“Securities Regulatory Authorities” means the Alberta Securities Commission, the U.S. Securities and Exchange Commission and any other applicable securities commissions or securities regulatory authority of a province or territory of Canada or any other jurisdiction with authority in respect of the Company and/or its Subsidiaries or, as applicable, any of the Purchaser Parties.

“SEDAR+” means the System for Electronic Data Analysis and Retrieval + or any system that replaces it.

“Specified Change in Recommendation” has the meaning given to it in Section 5.5(b).

“Sunoco” means Sunoco LP, a limited partnership existing under the laws of Delaware.

“Sunoco Certifications” has the meaning given to it in Appendix D Section 10.

“Sunoco Class C Units” means the Class C units representing limited partner interests in Sunoco.

“Sunoco Class D Common Units” means a new class of Class D Common Units of Sunoco representing limited partnership interests in Sunoco to be formed prior to the Effective Time that will be economically equivalent to the Sunoco Common Units, including, subject to Section 4.18(d), as to timing and quantum of distributions.

“Sunoco Common Units” means the common units representing limited partnership interests in Sunoco.

“Sunoco Equity Plans” means the employee and director equity plans of Sunoco.

“Sunoco Existing Credit Facilities” means Third Amended and Restated Credit Agreement, dated as of May 3, 2024, by and among Sunoco LP, as borrower, the lenders from time to time party thereto and Bank of America, N.A., as administrative agent, swingline lender and an LC issuer, as may be amended from time to time.

“Sunoco Filings” means all documents publicly filed under the profile of Sunoco on EDGAR since January 1, 2024 and before the date hereof.

“Sunoco GP” means Sunoco GP LLC, a limited liability company existing under the laws of Delaware.

“Sunoco GP Board” means the board of directors of Sunoco GP, as constituted from time to time.

“Sunoco Incentive Distribution Rights” means Incentive Distribution Rights, as such term is defined in the Sunoco Partnership Agreement (together with the amendments thereto).

“Sunoco Partnership Agreement” means the second amended and restated agreement of limited partnership of Sunoco effective February 12, 2025 and any amendments thereto.

“Sunoco Phantom Units” means the phantom units representing the right to receive, following vesting and settlement, Sunoco Common Units.

“Sunoco Regular Dividends” means, (i) in respect of the Sunoco Common Units, the quarterly dividends declared and paid on the Sunoco Common Units in the Ordinary Course, and (ii) any Sunoco Incentive Distribution Rights payable with respect to the distributions contemplated by clause (i).

“Subsidiary” means a Person that is Controlled directly or indirectly by another Person and includes a Subsidiary of that Subsidiary.

“Superior Proposal” means any written Acquisition Proposal made after the date of this Agreement from a Person or group of Persons (other than the Purchaser Parties) to purchase or otherwise acquire all or substantially all of the outstanding Company Shares (other than Company Shares beneficially owned by such Person or Persons and provided that, for further clarity, any Company Shares held by a Company Employee subject to a rollover or similar agreement having customary conditions will be considered acquired for this purpose) or all or substantially all of the assets of the Company and its Subsidiaries on a consolidated basis:

(a)	that complies in all material respects with Securities Laws;

(b)	that did not result from a breach of Article 5;

(c)

that the Company Board and the Company Special Committee determine, in their good faith judgment, after receiving the advice of their outside legal counsel and financial advisors and, in the case of the Company Board, upon the recommendation of the Company Special Committee, is reasonably capable of being completed at the time and on the terms proposed, without undue delay, relative to the Arrangement, taking into account all financial, legal, regulatory and other aspects of such Acquisition Proposal and the Person or group of Persons making such Acquisition Proposal and their respective Affiliates;

(d)	that is not subject to a financing condition;

(e)	that is not subject to any due diligence condition or, other than a provision that is no less favourable to the Company than Section 4.7, access condition;

(f)

in respect of which it has been demonstrated to the satisfaction of the Company Board, acting in good faith after consultation with its financial advisor(s) and external legal counsel, that adequate arrangements have been made in respect of any financing required to complete such Acquisition Proposal; and

(g)

that the Company Board and the Company Special Committee determine, in their good-faith judgment, after receiving the advice of their outside legal counsel and financial advisors and, in the case of the Company Board, upon the recommendation of the Company Special Committee, after taking into account all terms and conditions (including transaction structure) of the Acquisition Proposal, including legal, financial, regulatory and other aspects of such Acquisition Proposal and the Person or group of Persons making such Acquisition Proposal and their Affiliates, would, if consummated in accordance with its terms, and taking into account the risk of non-completion, result in a transaction that is more favourable, from a financial point of view, to the Company Shareholders than the Arrangement (including any amendments to the terms and conditions of the Arrangement proposed by the Purchaser Parties pursuant to Section 5.4).

“Tax Act” means the Income Tax Act (Canada).

“Tax Authority” means the Canada Revenue Agency, the Internal Revenue Service and any other Governmental Authority having taxing authority and their respective successors, if any.

“Tax Returns” means all returns, reports, declarations, elections, notices, filings, forms, statements and other documents (whether in written, electronic or other form) and any amendments, schedules, attachments, supplements, appendices and exhibits thereto, which have been prepared or filed or are required to be prepared or filed in respect of Taxes.

“Taxes” includes:

(a)

any taxes, duties, assessments, imposts, fees, withholdings, levies and other charges of any nature imposed by any Tax Authority including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, withholding, business, property, occupancy, vacancy, environmental, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervailing and anti-dumping and all employment insurance, health insurance and Canada, Québec and other government pension plan and other employer plan premiums, contributions or withholdings;

(b)	all interest, penalties, fines, additions to tax or other additional amounts imposed by any Tax Authority on or in respect of amounts of the type described in clause (a) above or this clause (b); and

(c)

any liability for the payment of any amounts of the type described in clause (a) or (b) above by contract, as a result of any express or implied obligation to indemnify any other Person, or as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or as a result of being a transferee or successor in interest to any party.

“Terminating Party” has the meaning given to it in Section 4.9.

“Termination Notice” has the meaning given to it in Section 4.9.

“Transaction Personal Information” means Personal Information in the possession, custody or control of the Company or any of its Subsidiaries, including Personal Information about Company Employees, contractors, suppliers, customers, directors, officers, shareholders or other securityholders that is or will be:

(a)	disclosed to any of the Purchaser Parties prior to the Effective Time by the Company; or

(b)	collected by any of the Purchaser Parties prior to the Effective Time from the Company, in either case in connection with the Arrangement.

“TSX” means the Toronto Stock Exchange.

“Unit Consideration” means the consideration in the form of Consideration Units to be paid for Company Shares pursuant to the Plan of Arrangement.

“Unit Maximum” means such number of Consideration Units as is equal to the product obtained by multiplying the number of Company Shares issued and outstanding immediately prior to the Effective Time (other than Company Shares held by Dissenting Shareholders) by 0.295.

“U.S. Exchange Act” means the United States Securities Exchange Act of 1934.

“U.S. Securities Act” means the United States Securities Act of 1933.

“U.S. Securities Laws” means the U.S. Securities Act, the U.S. Exchange Act, and any applicable securities, “blue sky” or other similar laws of any state of the United States of America.

“Voting Agreements” has the meaning given to it in the recitals of this Agreement, and “Voting Agreement” means any one of them.

“wilful breach” means a material breach that is a consequence of an act undertaken or a failure to act undertaken by the breaching Party with the actual knowledge that such act or failure to act would, or would be reasonably be expected to, cause a breach of this Agreement.

1.2	Gender and Number

In this Agreement, unless there is something in the subject matter or context inconsistent therewith, words importing the singular number only (including defined terms) include the plural and vice versa and words importing a gender include all genders and, in each case, the rest of any sentence including such words is to be construed as if the necessary grammatical changes had been made.

1.3	Certain Phrases and Calculation of Time

(a)	In this Agreement:

(i)	the words “including” and “includes” mean “including (or includes) without limitation”; and

(ii)

in the computation of periods of time from a specified date to a later specified date, unless otherwise expressly stated, the word “from” means “from and including” and the words “to” and “until” each mean “to but excluding”. If the last day of any such period is not a Business Day, such period will end on the next Business Day.

(b)

When calculating the period of time “within” which or “following” which any act or event is required or permitted to be done, notice given or steps taken, the date which is the reference date in calculating such period is to be excluded from the calculation. If the last day of any such period is not a Business Day, such period will end on the next Business Day.

(c)

Without limiting the generality of the foregoing, whenever payments are to be made or an action taken on a day which is not a Business Day, such payment will be made or such action taken on the next Business Day.

1.4 Other Terms

In this Agreement:

(a)	the phrases “the aggregate of”, “the total of” and “the sum of” and phrases of similar meaning mean “the aggregate (or total or sum), without duplication, of”;

(b)	the words “hereof”, “herein”, “hereunder” and “hereto” and similar expressions refer to this Agreement as a whole;

(c)	the word “or” is not exclusive;

(d)

the words “delivered”, “made available” and “furnished” and similar expressions mean that the information, document or materials referred to have been physically or electronically delivered to the relevant Parties; and

(e)

the words “executed” and “signed” include electronic signatures and execution thereby, and an electronic signature shall have the same legal effect, and be as valid and enforceable, as a manually executed signature.

1.5	Headings, etc.

The inclusion of a table of contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and are not to affect or be used in the construction or interpretation of this Agreement.

1.6	Currency

All monetary amounts in this Agreement, unless otherwise specified, are stated in Canadian currency.

1.7	Knowledge

Where any representation or warranty in this Agreement is expressly qualified by reference to the knowledge of:

(a)

the Company, it is deemed to refer to the knowledge that the Company’s Chief Executive Officer or the Company’s Chief Financial Officer either has, or would have obtained, after having made or caused to be made reasonable inquiries necessary to obtain informed knowledge; and

(b)

the Purchaser, it is deemed to refer to the knowledge that Sunoco’s Chief Executive Officer or Sunoco’s Chief Financial Officer either has, or would have obtained, after having made or caused to be made reasonable inquiries necessary to obtain informed knowledge.

1.8	Statutory References

Except as otherwise specifically provided in this Agreement, any reference to a statute in this Agreement refers to that statute and the rules, regulations and ministerial orders made under that statute and in effect on the date of this Agreement and on the Effective Date, as the same may, from time to time, be amended, re-enacted or replaced on or prior to the Effective Date.

1.9	Time References

References to time are to local time, Calgary, Alberta.

1.10	No Presumption

The Parties and their counsel have participated jointly in the negotiation and drafting of this Agreement. If an ambiguity or a question of intent or interpretation arises, this Agreement is to be construed as if drafted jointly by the Parties. No presumption or burden of proof should arise in favour of any Party by virtue of the authorship of any provision of this Agreement.

1.11	Governing Law and Forum

(a)	This Agreement is governed by and is to be interpreted and enforced in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

(b)

The Parties irrevocably attorn and submit to the exclusive jurisdiction of the courts of Alberta in any Proceeding arising out of, or relating to, this Agreement. Each of the Parties waives objection to the venue of any Proceeding in such court or any argument that such court provides an inconvenient forum.

(c)	Each of the Parties irrevocably waives any and all rights to trial by jury in any legal Proceeding arising out of, or related to, this Agreement.

(d)	The foregoing shall not limit the agreements set forth in Section 4.15.

1.12	Schedules

The appendices attached to this Agreement, the Company Disclosure Letter and the Purchaser Parties Disclosure Letter form an integral part of this Agreement for all purposes of it.

Article 2

The Arrangement

2.1	The Arrangement

The Parties agree that the Arrangement shall be implemented in accordance with and subject to the terms and on the conditions contained in this Agreement and the Plan of Arrangement.

2.2	Interim Order

As soon as is practicable following the execution of this Agreement and, subject to the availability of the Court, in any event in sufficient time to hold the Company Meeting in accordance with Section 2.4, the Company shall apply to the Court in a manner acceptable to the Purchaser Parties, acting reasonably, for the Interim Order, which must provide, subject to the Court, among other things:

(a)	for the class of Persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting, and for the manner in which such notice is to be provided;

(b)	that the securities of the Company for which holders as at the record date established for the Company Meeting will be entitled to vote on the Arrangement Resolution shall be the Company Shares;

(c)

that the required level of approval for the Arrangement Resolution shall be at least two-thirds of the votes cast on the Arrangement Resolution by Company Shareholders present in person or represented by proxy at the Company Meeting; and, if required under Securities Laws by a simple majority of the votes cast on the Arrangement Resolution by Company Shareholders present in person or represented by proxy at the Company Meeting, excluding for this purpose any votes attached to Company Shares held by Persons described in items (a) through (d) of section 8.1(2) of MI 61-101;

(d)

that the Company Meeting may be held as a virtual or hybrid shareholder meeting and that Company Shareholders who participate in the Company Meeting by virtual means will be deemed to be present at the Company Meeting;

(e)

that, in all respects, other than as ordered by the Court, the terms, restrictions and conditions of the Constating Documents of the Company, including quorum requirements and all other matters, shall apply in respect of the Company Meeting;

(f)	for the grant of the Dissent Rights to those Company Shareholders who are registered Company Shareholders, as contemplated in the Plan of Arrangement;

(g)

that the deadline for submission of proxies by Company Shareholders for the Company Meeting shall be 48 hours (excluding Saturdays, Sundays and statutory holidays in Calgary) prior to the Company Meeting;

(h)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(i)

that the Company Meeting may be adjourned or postponed from time to time by the Company in accordance with the terms of this Agreement or as otherwise agreed to by the Parties without the need for additional approval of the Court;

(j)	confirmation of the record date for the purposes of determining the Company Shareholders entitled to receive notice of and to vote at the Company Meeting in accordance with the Interim Order;

(k)

that the record date for Company Shareholders entitled to notice of and to vote at the Company Meeting will not change as a result of any adjournment or postponement of the Company Meeting, unless required by Securities Laws or the Court;

(l)

that it is the Purchaser Holdco’s intention to rely upon the exemption from registration provided by Section 3(a)(10) of the U.S. Securities Act with respect to the issuance of the Unit Consideration pursuant to the Arrangement, based on the Court’s approval of the Arrangement; and

(m)

for such other matters as a Party may reasonably require, subject to obtaining the prior consent of the other Parties, such consent not to be unreasonably, withheld, conditioned or delayed, and subject to the approval of the Court.

2.3	The Company Circular

(a)

The Company shall, as promptly as reasonably practicable, prepare and complete, in consultation with the Purchaser Parties, the Company Circular, together with any other documents required by Law in connection with the Company Meeting, and the Company shall, as promptly as reasonably practicable after obtaining the Interim Order, cause the Company Circular and such documents to be filed with the Securities Regulatory Authorities and sent to each Company Shareholder and each other Person who is entitled to receive the Company Circular and such documents pursuant to the Interim Order or Law, in each case so as to permit the Company Meeting to be held in accordance with Section 2.4.

(b)

The Company shall, subject to compliance by the Purchaser Parties with their obligations under this Section 2.3 and subject to the Purchaser Parties obtaining the consents contemplated in Section 2.3(d), ensure that the Company Circular:

(i)	complies with Law and does not contain a Misrepresentation; and

(ii)	provides the Company Shareholders with sufficient information to permit them to form a reasoned judgment concerning the matters to be placed before the Company Meeting.

(c)	Without limiting the generality of Section 2.3(b)(ii), the Company Circular must include:

(i)	a summary and a copy of the Fairness Opinions;

(ii)

a statement that the Company Special Committee has received the Fairness Opinions and has, after receiving advice from its financial advisors and outside legal counsel and having considered all other relevant factors, determined that the Arrangement is fair to the Company Shareholders and is in the best interests of the Company and has recommended that the Company Board recommend that the Company Shareholders vote in favour of the Arrangement Resolution; and

(iii)

a statement that the Company Board has received the Fairness Opinions and has, after receiving advice from its financial advisors and outside legal counsel and upon the recommendation of the Company Special Committee and having considered all other relevant factors determined that the Arrangement is fair to the Company Shareholders and is in the best interests of the Company and recommends that the Company Shareholders vote in favour of the Arrangement Resolution (the “Company Board Recommendation”);

(iv)

a statement that each director and officer of the Company has entered into a Voting Agreement pursuant to which each such Person has agreed to vote all their Company Shares in favour of the Arrangement Resolution in accordance with the terms of such Voting Agreements;

(v)

if applicable, disclosure of how to access the Company Meeting electronically, any minimum technology requirements to do so, and a method of seeking help in the event Company Shareholders are having difficulty logging into the Company Meeting;

(vi)	if applicable, include information on how Company Shareholders and proxyholders can vote electronically at the Company Meeting and any limitations on the ability to ask questions; and

(vii)

a statement that the Purchaser Parties may, on behalf of the management of the Company, directly or through a proxy solicitation services firm of its choice, actively solicit proxies, on behalf of management of the Company, in favour of the approval of the Arrangement Resolution and against any resolution submitted by any Person that is inconsistent with the Arrangement Resolution and the completion of any of the transactions contemplated by this Agreement in compliance with Law.

(d)

The Purchaser Parties shall provide to the Company all necessary information concerning the Purchaser Parties and the Consideration Units that is required by Law to be included in the Company Circular or other related documents and ensure that such information (including with respect to information incorporated by reference) does not contain a Misrepresentation concerning the Purchaser Parties or the Consideration Units. The Purchaser Parties shall use commercially reasonable efforts to obtain any necessary consents from any of their auditors and any other advisors to the use of any financial, technical or other expert information required to be included in the Company Circular and to the identification in the Company Circular of each such advisor.

(e)

The Purchaser Parties shall jointly and severally indemnify and save harmless the Company, its Subsidiaries and its and their Representatives from and against any and all liabilities, claims, demands, losses, costs, damages and expenses to which the Company, its Subsidiaries and its and their Representatives may be subject to or may suffer, arising directly or indirectly out of or in consequence of:

(i)	any Misrepresentation in any information included in the Company Circular that was provided by the Purchaser Parties pursuant to paragraph 2.3(d); and

(ii)

any Order made or Proceeding taken by a Securities Regulatory Authority or other Governmental Authority, to the extent based on any Misrepresentation or alleged Misrepresentation in any information relating solely to any of the Purchaser Parties or to the Consideration Units included in the Company Circular that was provided by the Purchaser Parties pursuant to paragraph 2.3(d).

(f)

The Company shall indemnify and save harmless the Purchaser Parties and their respective Representatives from and against any and all liabilities, claims, demands, losses, costs, damages and expenses to which the Purchaser Parties and their respective Representatives may be subject to or may suffer, arising directly or indirectly out of or in consequence of:

(i)	any Misrepresentation in any information included in the Company Circular (other than information that was provided by the Purchaser Parties pursuant to paragraph 2.3(d)); and

(ii)

any Order made or Proceeding taken by a Securities Regulatory Authority or other Governmental Authority, to the extent based on any Misrepresentation or alleged Misrepresentation in any information included in the Company Circular (other than information that was provided by the Purchaser Parties pursuant to paragraph 2.3(d)).

(g)

The Company shall allow the Purchaser Parties and their outside legal counsel a reasonable opportunity to review and comment on drafts of the Company Circular and other related documents and shall give reasonable consideration to any comments made by the Purchaser Parties and their outside legal counsel and agrees that all information relating solely to the Purchaser Parties or the Consideration Units that is furnished by or on behalf of the Purchaser Parties for inclusion in the Company Circular or other related documents must be in a form and content satisfactory to the Purchaser Parties in their sole discretion acting reasonably. The Company shall provide the Purchaser Parties with final copies of the Company Circular prior to its mailing to the Company Shareholders.

(h)

The Company and the Purchaser Parties shall each promptly notify the other if at any time before the Effective Date any of them becomes aware that the Company Circular contains a Misrepresentation, or otherwise requires an amendment or supplement. The Company and the Purchaser Parties shall each co-operate in the preparation of any such amendment or supplement as required or appropriate, and the Company shall promptly mail, file or otherwise publicly disseminate any such amendment or supplement to the Company Shareholders and any other Person who is entitled to receipt of same, and, if required by the Court or by Law, file the same with the Securities Regulatory Authorities or any other Governmental Authority.

(i)	Other than in connection with obtaining the Key Regulatory Approvals which are governed by Section 4.5:

(i)	the Company shall promptly:

(A)

notify the Purchaser Parties upon the receipt of any correspondence with respect to the Company Circular, the Company Meeting or the Arrangement, whether written or oral, from any Securities Regulatory Authority or the staff of a Securities Regulatory Authority or any request from any Securities Regulatory Authority or the staff of a Securities Regulatory Authority for information related to the Company Circular, the Company Meeting or the Arrangement or amendments or supplements to the Company Circular; and

(B)

provide the Purchaser Parties with copies of all correspondence between the Company and its Representatives, on the one hand, and any Securities Regulatory Authority or the staff of a Securities Regulatory Authority, on the other hand with respect to such correspondence; and

(ii)

the Company shall respond as promptly as reasonably practicable to any correspondence with respect to the Company Circular, the Company Meeting or the Arrangement from any Securities Regulatory Authority or the staff of a Securities Regulatory Authority and shall give the Purchaser Parties and their legal counsel a reasonable opportunity to review and comment on any such response prior to submitting it to any Securities Regulatory Authority or the staff of a Securities Regulatory Authority, and shall give reasonable consideration to any comments made thereon by the Purchaser Parties and their legal counsel; and

(iii)

if legally permissible, each of the Company and the Purchaser Parties shall provide the other and their respective outside legal counsel and other Representatives a reasonable opportunity to participate in any discussions or meetings with any Securities Regulatory Authority or the staff of a Securities Regulatory Authority regarding the Company Circular, the Company Meeting or the Arrangement.

2.4	Company Meeting

(a)

The Company shall cancel its currently scheduled 2025 annual meeting of Company Shareholders to permit the Company Meeting to be held with its 2025 annual meeting and hold its 2025 annual meeting with the Company Meeting, and make all applications and filings required by Securities Regulatory Authorities, stock exchanges and the Court in respect of the foregoing.

(b)	Subject to the receipt of the Interim Order and the terms of this Agreement and the Interim Order, the Company shall:

(i)

subject to compliance by the Purchaser Parties with their obligations pursuant to Section 2.3, convene and conduct the Company Meeting (and cause the Arrangement Resolution to be voted on at the Company Meeting) in accordance with the Interim Order, the Company’s Constating Documents (except as varied by the Interim Order), and Law as soon as practicable and, subject to Court availability in respect of obtaining the Interim Order, delivery of the Company Circular to Company Shareholders as promptly as practicable thereafter and the minimum period of time between such date and the date of the Company Meeting prescribed by applicable Law, in any event on or before July 31, 2025;

(ii)

not adjourn, postpone or cancel (or propose or permit the adjournment, postponement or cancellation of) the Company Meeting without the prior written consent of the Purchaser Parties, such consent not to be unreasonably withheld, conditioned or delayed, except as:

(A)	required or permitted under Section 4.9(d) or 5.4(e);

(B)	required for quorum purposes (in which case, the Company Meeting shall be adjourned and not postponed or cancelled); or

(C)	required by Law or a Governmental Authority;

(iii)

unless the Company Board makes a Company Change in Recommendation, use commercially reasonable efforts to solicit proxies in favour of the approval of the Arrangement Resolution and against any resolution submitted by any Person that is inconsistent with the Arrangement Resolution and the completion of any of the transactions contemplated by this Agreement, including, if so requested by the Purchaser Parties, acting reasonably, using established proxy solicitation services firms and co-operating with any Persons engaged by the Purchaser Parties to solicit proxies in favour of the Arrangement Resolution and against any resolution submitted by any Person that is inconsistent with the Arrangement Resolution;

(iv)

permit the Purchaser Parties to, at their expense, on behalf of the management of the Company, directly or through a proxy solicitation services firm of their choice, actively solicit proxies, on behalf of management of the Company, in favour of the approval of the Arrangement Resolution and against any resolution submitted by any Person that is inconsistent with the Arrangement Resolution and the completion of any of the transactions contemplated by this Agreement in compliance with Law;

(v)

promptly provide the Purchaser Parties with copies of or access to information regarding the Company Meeting generated by the Company’s transfer agent or any proxy solicitation services firm retained by the Company, as reasonably requested from time to time by the Purchaser Parties;

(vi)

consult with the Purchaser Parties in fixing the date of the Company Meeting and the record date for the purpose of determining the Persons entitled to receive notice of and vote at the Company Meeting, give notice to the Purchaser Parties of the Company Meeting, and allow the Representatives and outside legal counsel of the Purchaser Parties to attend the Company Meeting;

(vii)

promptly advise the Purchaser Parties, at such times as the Purchaser Parties may reasonably request and on a daily basis on each of the last ten Business Days prior to the date of the Company Meeting, as to the aggregate tally of proxies (for greater certainty, specifying votes “for” and votes “against” the Arrangement Resolution) received by the Company in respect of the Arrangement Resolution;

(viii)

promptly advise the Purchaser Parties of any communication (written or oral) received from, or Proceedings brought by (or, to the knowledge of the Company, threatened by), any Person in opposition to the Arrangement, including any such communication received from a proxy advisory firm recommending or proposing to recommend that Company Shareholders vote against the Arrangement Resolution, any written notice of dissent or purported exercise of Dissent Rights received by the Company in relation to the Arrangement and any withdrawal of Dissent Rights received by the Company and, subject to Law, provide the Purchaser Parties with a reasonable opportunity to review and comment upon any written communication sent by or on behalf of the Company to any such Person and to participate in any discussions or negotiations with or including any such Person;

(ix)

not, without the prior written consent of the Purchaser Parties, waive the deadline for the submission of proxies by Company Shareholders for the Company Meeting, other than for the purposes of attempting to solicit proxies to obtain approval of the Arrangement Resolution;

(x)

promptly notify the Purchaser Parties if the Company becomes aware of any beneficial holder of Company Shares that becomes a registered holder of Company Shares by withdrawing such holder’s Company Shares from the book-based system;

(xi)

not settle, compromise or make any payment with respect to, or agree to settle, compromise or make any payment with respect to, any exercise or purported exercise of Dissent Rights without the prior written consent of the Purchaser Parties, which consent may be withheld for any or no reason;

(xii)

not, without the prior written consent of the Purchaser Parties, which consent shall not be unreasonably withheld, conditioned or delayed, change the record date for the purpose of determining the Persons entitled to receive notice of and to vote at the Company Meeting (including in connection with any adjournment or postponement of the Company Meeting) unless required by Law; and

(xiii)	at the reasonable request of the Purchaser Parties from time to time, provide the Purchaser Parties with a list of the:

(A)	registered Company Shareholders, together with their addresses and respective holdings of the Company Shares;

(B)	names, addresses and holdings of all Persons owning securities that entitle the holder to subscribe for or otherwise acquire Company Shares; and

(C)

participants and book-based nominee registrants, such as CDS & Co., CEDE & Co. and DTC, and non-objecting beneficial owners of the Company Shares, together with their addresses and respective holdings of the Company Shares, all as of a date that is as close as reasonably practicable to the date of delivery of such lists, and shall from time to time require that its registrar and transfer agent furnish the Purchaser Parties with such additional information, including updated or additional lists of the Company Shareholders and lists of securities positions and other assistance as the Purchaser Parties may reasonably request.

2.5	Final Order

If the Interim Order is obtained and the Arrangement Resolution is passed at the Company Meeting as provided for in the Interim Order, the Company shall take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order, as soon as reasonably practicable and, in any event, within five Business Days following the approval of the Arrangement Resolution at the Company Meeting, subject to Court availability.

2.6	Court Proceedings

In connection with all Proceedings relating to obtaining the Interim Order and the Final Order, the Company shall:

(a)	diligently pursue, and co-operate with the Purchaser Parties in diligently pursuing, the Interim Order and the Final Order;

(b)

provide the Purchaser Parties and their outside legal counsel with a reasonable opportunity to review and comment upon drafts of all material to be filed with, or submitted to, the Court or the Registrar in connection with the Arrangement and give due consideration to all such comments of the Purchaser Parties and their outside legal counsel; provided that, all information relating to the Purchaser Parties included in such materials shall be in a form and substance satisfactory to the Purchaser Parties, acting reasonably;

(c)

provide to the Purchaser Parties and their outside legal counsel, on a timely basis, copies of any notice of appearance, evidence or other documents served on the Company or its outside legal counsel in respect of the application for the Interim Order or the Final Order, or any appeal from them and any notice, written or oral, indicating the intention of any Person to oppose the granting of, or appeal, the Interim Order or the Final Order;

(d)	ensure that all material filed with the Court in connection with the Arrangement is consistent in all respects with the terms of this Agreement and the Plan of Arrangement;

(e)

not file any material with the Court in connection with the Arrangement or serve any such material, or agree to modify or amend any material so filed or served, except as contemplated by this Agreement or with the prior written consent of the Purchaser Parties, such consent not to be unreasonably withheld, conditioned or delayed; provided that, the Purchaser Parties shall not be required to agree or consent to any increase in or variation in the form of the Consideration or other modification or amendment to such filed or served materials that expands or increases the obligations of the Purchaser Parties, or diminishes or limits the rights of the Purchaser Parties as may be set forth in any such filed or served materials or under this Agreement, the Arrangement, the Plan of Arrangement or the Voting Agreements;

(f)	oppose any proposal from any Person that the Final Order contain any provision inconsistent with this Agreement;

(g)

return to Court with respect to the Final Order, if required by the terms of the Final Order or by Law to do so, only after notice to, and in consultation and co-operation with, the Purchaser Parties; and

(h)

permit outside legal counsel to the Purchaser Parties to make such submissions on the hearing of the motion for the Interim Order and the application for the Final Order as such counsel considers appropriate; provided that, the Purchaser Parties advise the Company of the nature of any submissions prior to the hearing and such submissions are consistent in all respects with this Agreement and the Plan of Arrangement.

2.7	Articles of Arrangement and Effective Date

(a)

The closing of the Arrangement, including the filing of the Articles of Arrangement with the Registrar, shall occur as soon as reasonably practicable (and in any event no later than the fifth (5th) Business Day) after the satisfaction or, where not prohibited, waiver by the applicable Party or Parties in whose favour the condition is stipulated, of the conditions contained in Article 6 (excluding conditions that, by their terms, are to be satisfied on the Effective Date, but subject to the satisfaction, or where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is stipulated, of those conditions) or such other date as the parties may agree in writing (the “Effective Date”).

(b)

If on the date the Company would otherwise be required to file the Articles of Arrangement pursuant to Section 2.7(a), a Party has delivered a Termination Notice pursuant to Section 4.9(c), the Company shall not file the Articles of Arrangement until the Breaching Party has cured the breaches of covenants, representations and warranties or other matters specified in the Termination Notice.

(c)	The closing of the Arrangement will take place remotely by exchange of documents and signatures (or their electronic counterparts) unless another place is agreed to in writing by the Parties.

2.8	Payment of Consideration

The Purchaser Parties shall, following receipt of the Final Order and prior to the filing by the Company of the Articles of Arrangement with the Registrar, deposit, or cause to be deposited, with the Depositary the Cash Maximum to be held in escrow and an irrevocable direction for the issuance of a sufficient number of Consideration Units equal to the Unit Maximum as provided for in the Plan of Arrangement.

2.9	Treatment of Company Incentives

(a)

Notwithstanding the terms of any Company Incentives, any resolutions of the Company Board or any agreement, certificate or other instrument granting or confirming the grant of any Company Incentives, each Company Incentive, whether vested or unvested, which has not been exercised, surrendered or redeemed, as applicable, prior to the Effective Time shall be, and shall be deemed to be, without any further action by or on behalf of the applicable Company Incentive Holder, fully and unconditionally vested and exercisable, and shall be surrendered or redeemed in consideration for cash in accordance with the Plan of Arrangement. For the purposes of Company RSUs with vesting conditions based on the satisfaction of specified performance criteria, the multiplier to be applied shall be 1.25. Such cash payments in respect of the Company Incentives shall be intended to comply with or be exempt from Section 409A of the Code and shall be interpreted and implemented in accordance with such intent.

(b)

No deduction will be claimed by the Company or any Person not dealing at arm’s length with the Company in respect of any amounts payable to a holder of a Company Stock Option that is subject to section 7 of the Tax Act and that is eligible for a deduction under paragraph 110(1)(d) of the Tax Act, and the Company will, and the Purchaser Parties will cause the Company to, elect in the prescribed form, and do all such things as required to make the election, under subsection 110(1.1) of the Tax Act that neither the Company, nor any Person who does not deal at arm’s length with Company, will deduct, in computing income for the purposes of the Tax Act, any amount in respect of any such consideration payable to a holder of a Company Stock Option that is subject to section 7 of the Tax Act and that is eligible for a deduction under paragraph 110(1)(d) of the Tax Act, as contemplated by this Agreement and the Plan of Arrangement. The Company will, and the Purchaser Parties will cause the Company to, provide such Company Incentive Holders with evidence in writing of such election under subsection 110(1.1) of the Tax Act.

(c)	The Company Incentive Plans and the Company Incentives shall be terminated in accordance with the Plan of Arrangement.

(d)

Notwithstanding any provision herein to the contrary, at or prior to the Effective Time, the Company or the Company Board, as applicable, shall adopt any resolutions and take all actions that are necessary to effectuate the provisions of this Agreement and the Plan of Arrangement related to Company Incentives.

2.10	U.S. Securities Laws

The Arrangement will be carried out with the intention that all Consideration Units issued to Company Shareholders will be issued and exchanged by Purchaser Holdco upon completion of the Arrangement in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereunder. In Order to ensure the availability of the exemption under Section 3(a)(10) of the U.S. Securities Act, the Parties agree that the Arrangement will be carried out on the following basis:

(a)	the Arrangement will be subject to the approval of the Court;

(b)	the Court will be advised as to the intention of the Parties to rely on the exemption under Section 3(a)(10) of the U.S. Securities Act prior to the hearing required to issue the Interim Order;

(c)	the Court will be required to satisfy itself as to the substantive and procedural fairness of the terms and conditions of the Arrangement to the Company Shareholders;

(d)

the Company shall ensure that each Person entitled to receive Consideration Units on completion of the Arrangement is given adequate notice advising them of their right to attend the hearing of the Court to give approval of the Arrangement and providing them with sufficient information necessary for them to exercise that right;

(e)

each Person entitled to receive Consideration Units shall be advised that such securities, as applicable, issued pursuant to the Arrangement have not been registered under the U.S. Securities Act and will be issued by Purchaser Holdco in reliance on the exemption under Section 3(a)(10) of the U.S. Securities Act;

(f)

each Company Shareholder shall be advised that with respect to securities issued to Persons who are “affiliates” (as such term is defined under Rule 144 under the U.S. Securities Act) of Purchaser Holdco or Persons who have been “affiliates” of Purchaser Holdco within 90 days prior to the Effective Date, such securities will be subject to restrictions on resale under U.S. Securities Laws, including Rule 144 under the U.S. Securities Act;

(g)	the Final Order approving the Arrangement that is obtained from the Court will expressly state that the Arrangement is approved by the Court as being fair to the Company Shareholders;

(h)

the Interim Order approving the Company Meeting will specify that each Company Shareholder will have the right to appear before the Court at the hearing of the Court to give approval of the Arrangement so long as they enter an appearance within a reasonable time; and

(i)	the Company shall request that the Final Order include a statement to substantially the following effect:

“This Order will serve as a basis of a claim to an exemption, pursuant to Section 3(a)(10) of the United States Securities Act of 1933, as amended, from the registration requirements otherwise imposed by that act, regarding the distribution of securities of Purchaser Holdco, pursuant to the Plan of Arrangement.”

2.11	Withholdings

Each of the Company, the Purchaser Parties or the Depositary shall be entitled to deduct and withhold from the amounts otherwise payable to any Person under the Plan of Arrangement or any amount contemplated herein, such amounts as it is required, or reasonably believes it is required, to deduct and withhold with respect to such payment under the Tax Act or any provision of any Law (including any proposed change of Law and any applicable assessing practices or administrative policies of a Tax Authority) and remit such deduction and withholding amount to the appropriate Tax Authority. To the extent that amounts are so properly deducted, withheld and remitted, such deducted, withheld and remitted amounts shall be treated for all purposes of this Agreement and the Arrangement as having been paid to such Person in respect of which such deduction and withholding and remittance was made.

2.12	Intended US Income Tax Treatment

For U.S. federal and applicable state income tax purposes, the Company and the Purchaser Parties intend and agree that the transactions contemplated by this Agreement and the Plan of Arrangement shall be treated as follows (collectively, the “Intended US Income Tax Treatment”):

(a)

Purchaser Holdco and Purchaser Midco shall each be treated as a corporation from and after the effective date set forth in the Internal Revenue Service Form 8832 filed by Purchaser Holdco and Purchaser Midco, respectively, which effective date shall be, in each case, no later than one day prior to the Effective Date. As of the Effective Date, Purchaser shall be disregarded as separate from Purchaser Midco and all actions undertaken by Purchaser pursuant to the Plan of Arrangement shall be treated as actions of [Purchaser Midco for U.S. federal income tax purposes.

(b)

Purchaser’s acquisition of the Company Shares from the Company Shareholders in exchange for the Consideration shall be treated as a taxable purchase of Company Shares by Purchaser Midco from the Company Shareholders, and Purchaser Midco shall be treated as (i) acquiring the Consideration Units from Purchaser Holdco and transferring the Consideration Units to the Company Shareholders in accordance with Section 1032 of the Code and U.S. Treasury Regulations Section 1.1032-3(c) and (ii) receiving the Cash Consideration from Purchaser Holdco and transferring the Cash Consideration to the Company Shareholders.

(c)

The transfer of all of the Purchaser Midco Shares by Purchaser Holdco to Sunoco shall be treated as (i) in part, a contribution of Purchaser Midco Shares to Sunoco in exchange for Sunoco Class D Common Units in a transaction governed by Section 721(a) of the Code and (ii) in part, as a sale by Purchaser Holdco of Purchaser Midco Shares to Sunoco in exchange for cash consideration in a transaction governed by Section 707(a)(2)(B) of the Code.

The Parties shall cooperate and each use its reasonable best efforts to cause the transactions contemplated by this Agreement and the Plan of Arrangement to qualify for the Intended US Income Tax Treatment, including by not taking or failing to take any action which action or failure to act such party knows is reasonably likely to prevent such qualification. The Parties will prepare and file all Tax Returns consistent with the Intended US Income Tax Treatment except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code.

2.13	Adjustments to Consideration

If, between the date of this Agreement and the Effective Time, the Company sets a record date, or otherwise declares, sets aside or pays any dividend or distribution (other than the Company Regular Dividends), then: (a) to the extent that the amount of such dividends or distributions per

Company Share does not exceed the Consideration, the Consideration shall be reduced by the per Company Share amount of such dividends or distributions, and (b) to the extent that the amount of such dividends or distributions per Company Share exceeds the Consideration, the Consideration shall be reduced to zero and such excess amount shall be placed in escrow for the account of the Purchaser or another Person designated by the Purchaser Parties.

2.14	Alternate Transaction Structure

At the written request of the Purchaser Parties delivered to the Company prior to the Company Meeting, the Company shall use its best efforts to fully assist and support the Purchaser Parties’ implementation and completion of the transactions contemplated hereby by way of a take-over bid for the Company Shares or such other transaction structure as specified by the Purchaser Parties providing for the acquisition of the Company Shares pursuant to applicable Securities Laws (the “Alternative Structure”) instead of pursuant to an arrangement applied for by the Company under the ABCA as provided for herein so long as such Alternative Structure would provide the Company Shareholders with Consideration that is no less favourable from a financial point of view than the Arrangement. In the event that the transaction structure is modified pursuant to this Section 2.14, the Parties shall implement and effect the Alternative Structure for the same Consideration and on the same other terms and conditions as those set forth herein and the relevant provisions of this Agreement shall be modified as necessary in order that they shall apply with full force and effect, mutatis mutandis, except with the adjustments necessary to reflect the Alternative Structure. Without limiting the generality of the foregoing, in connection with any Alternative Structure, the Company shall reduce the minimum deposit or tender period to the shortest period required by Law, provide to the Purchaser Parties all required information, statements and consents and apply for any exemptive relief requested by the Purchaser Parties. For the avoidance of doubt, any Alternative Structure that is a takeover bid for the Company Shares shall have a minimum tender condition specified by the Purchaser in its sole discretion. The Parties agree to, on a timely basis, enter into all agreements and complete and file all required documents, including a U.S. registration statement, a take-over bid circular and a directors’ circular recommending approval of the offer or similar documentation, and to take all actions and steps as are required or desirable by the Parties to proceed with and complete the transactions contemplated hereby pursuant to the Alternative Structure. The Company agrees to support the completion of the Alternative Structure in the same manner as the Arrangement and the Parties shall otherwise provide or fulfill their respective representations, warranties and covenants contained in this Agreement in respect of the Alternative Structure. The Parties shall publicly announce the change to the Alternative Structure, if, as and when made, as required by applicable Laws and stock exchange rules and in accordance with the terms of this Agreement.

Article 3

Representations and Warranties

3.1	Representations and Warranties of the Company

(a)

The Company represents and warrants to the Purchaser Parties as set forth in Appendix C, and acknowledges and agrees that the Purchaser Parties are relying upon such representations and warranties in connection with the entering into of this Agreement.

(b)

Except for the representations and warranties set forth in Appendix C, neither the Company nor any other Person has made or makes any other express or implied representation and warranty, either written or oral, on behalf of the Company.

(c)

The representations and warranties of the Company set out in Appendix C shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated.

3.2	Representations and Warranties of the Purchaser Parties

(a)

The Purchaser Parties represent and warrant to the Company, on a joint and several basis, as set forth in Appendix D, and acknowledge and agree that the Company is relying upon such representations and warranties in connection with the entering into of this Agreement.

(b)

Except for the representations and warranties set forth in Appendix D, neither the Purchaser Parties nor any other Person has made or makes any other express or implied representation and warranty, either written or oral, on behalf of the Purchaser Parties.

(c)

The representations and warranties of the Purchaser Parties set out in Appendix D shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated.

Article 4

Covenants

4.1	Conduct of Business of the Company

(a)

Nothing in this Agreement shall result in the Purchaser Parties exercising material influence over the business or operations of the Company or its Subsidiaries prior to the Effective Date. For greater certainty, prior to the Effective Date, the Company will exercise, consistent with the terms of this Agreement, complete control and supervision over its and its Subsidiaries’ business and operations.

(b)	During the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated, except:

(i)	with the written consent of the Purchaser, not to be unreasonably withheld, conditioned or delayed;

(ii)

any action taken (or omitted) in connection with any Emergency that the Company reasonably determines is necessary or prudent to take in connection with such Emergency with any such determination being made with prior good faith consultation with the Purchaser where practicable;

(iii)	as expressly required or permitted by this Agreement;

(iv)	as set forth in Section 4.1(b) of the Company Disclosure Letter; or

(v)	as may be required by Law or a Governmental Authority,

the Company shall, and shall cause its Subsidiaries to, conduct the Company Corporate Group’s business in the Ordinary Course in all material respects, and the Company shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to maintain and preserve the Company Corporate Group’s business organization, assets, properties, goodwill and business relationships with customers, suppliers, distributors, licensors, partners and other Persons with which the Company Corporate Group has business relations, in each case in all material respects. Notwithstanding the foregoing provisions of this Section 4.1(b), the Company shall be deemed not to have failed to satisfy the obligations under this Section 4.1(b) to the extent such failure resulted from the Company’s failure to take any action prohibited by this Section 4.1(b) or Section 4.1(c).

(c)

Except as set out in Section 4.1(c) of the Company Disclosure Letter, without limiting the generality of Section 4.1(b), during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated, except:

(i)	with the written consent of the Purchaser, not to be unreasonably withheld, conditioned or delayed;

(ii)	as expressly required or permitted by this Agreement; or

(iii)	as may be required by Law or a Governmental Authority;

the Company shall not directly or indirectly subject to the occurrence of any Emergency:

(A)	amend its Constating Documents;

(B)	adjust, split, combine, reclassify or amend the terms of any securities of the Company;

(C)	make, declare, set aside or pay any non-cash dividend or other non-cash distribution or payment in shares or property (or any combination of the foregoing) on any class of securities of the Company;

(D)

redeem, repurchase or otherwise acquire or offer to redeem, repurchase or otherwise acquire any securities of the Company or any of its Subsidiaries, except any such redemption, repurchase or other acquisition that may occur in the Ordinary Course pursuant to the exercise or settlement of Company Incentives in accordance with their terms;

(E)

other than as described in Section 4.1(c)(iii)(E) of the Company Disclosure Letter, issue, grant, deliver, sell, pledge or otherwise encumber, or authorize the issuance, grant, delivery, sale, pledge or other encumbrance of any, securities, or any options, warrants or similar rights exercisable or exchangeable for or convertible into securities of the Company or any of its Subsidiaries, except any such issuance, grant, or delivery that may occur in the Ordinary Course pursuant to (a) the exercise or settlement of outstanding Company Incentives, (b) as may be required to be credited as dividend equivalents on outstanding Company Incentives under the terms of the Company Incentive Plans, or (c) as may be required to be awarded in respect of a Participant’s Automatic DSU Retainer or DSU Eligible Retainer (in accordance with, and each as defined in, the Company DSU Plan). For the avoidance of doubt, other than as described in the preceding clauses (b) and (c), no new Company Incentives will be issued, granted or delivered prior to the Effective Time;

(F)	enter into any new line of business that is material to the Company and is materially different from the businesses of the Company and its Subsidiaries as of entry into this Agreement;

(G)

acquire any Person, business, line of business (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, in one transaction or in a series of related transactions, or make any investment having a fair market value that exceeds $10,000,000 in a Person, directly or indirectly, in one transaction or a series of related transactions, either by purchase of shares or securities, contributions or capital, loan or advance, property transfer or purchase of any property or assets of any Person;

(H)	grant or commit to grant an exclusive licence or otherwise transfer any material IP Rights of the Company Corporate Group;

(I)

sell, assign, transfer, lease, exclusively license, abandon or permit to lapse, transfer or otherwise dispose of any material IP Rights of the Company Corporate Group, other than the expiration of any IP Right at the end of its term;

(J)	reorganize, restructure, recapitalize, amalgamate or merge the Company or any of the Company Material Subsidiaries;

(K)	reduce the stated capital of any class or series of the shares of the Company or any of its Subsidiaries;

(L)	adopt a plan of liquidation or pass resolutions providing for the liquidation or dissolution of the Company or any of the Company Material Subsidiaries;

(M)

enter into, or resolve to enter into, any agreement that has the effect of creating a joint venture or partnership in which the interest of the Company or any of its Subsidiaries individually or in the aggregate exceeds $10,000,000;

(N)

other than in the Ordinary Course, enter into any agreement or arrangement that limits or otherwise restricts in any respect the Company or any of its Subsidiaries or affiliates or any successors thereto, or that would, after the Effective Time, limit or restrict the Company or any of its Subsidiaries or affiliates from competing in any respect, or that creates an exclusive dealing arrangement (provided that any requirement by a branded supplier to exclusively use its fuel at a branded location does not constitute an exclusive dealing arrangement), a right of first offer or refusal or most favoured nation status in favour of any other Person;

(O)	make any capital expenditure or commitment to do so which individually or in the aggregate exceeds $20,000,000;

(P)

(a) take any action inconsistent with past practice relating to the preparation and filing of any Tax Return, (b) make any Tax election (excluding elections made in the ordinary course of preparing and filing Tax Returns) or designation (excluding designations of dividends as “eligible dividends” within the meaning of the Tax Act), (c) settle or compromise (or offer to settle or compromise) any Tax claim, assessment, reassessment, liability or claim for indemnification with respect to Taxes in excess of an amount of $5,000,000 individually or $10,000,000 in aggregate, (d) amend any Tax Return, (e) enter into any agreement with a Governmental Authority with respect to Taxes, (f) enter into or change any Tax sharing, Tax advance pricing agreement, Tax allocation or Tax indemnification agreement the primary purpose of which relates to Tax, (g) surrender any right to claim a Tax abatement, reduction, deduction, exemption, credit or refund in excess of an amount of $5,000,000 individually or $10,000,000 in aggregate, or (h) consent to the extension or waiver of the limitation period applicable to any Tax matter in excess of an amount of $5,000,000 individually or $10,000,000 in aggregate, (i) enter into any “reportable transaction” or “notifiable transaction” (within the meaning of subsections 237.3(1) and 237.4(1) of the Tax Act, respectively), (j) enter into, or voluntarily approach a Tax Authority for the purpose of entering into, a “voluntary disclosure” agreement with a Tax Authority, or (k) other than in the Ordinary Course, make any “investment” (within the meaning of subsection 212.3(10) of the Tax Act) in a corporation that is not resident in Canada (within the meaning of the Tax Act);

(Q)

prepay any long-term indebtedness before its scheduled maturity other than repayments of indebtedness in the Ordinary Course; provided that, no material breakage or other costs or penalties are payable in connection with any such prepayment;

(R)

create, incur, assume or otherwise become liable, in one transaction or in a series of related transactions, with respect to any indebtedness for borrowed money or guarantees thereof in an amount, on a per transaction or series of related transactions basis, in excess of $50,000,000 other than indebtedness in the form of revolving borrowings or letters of credit under the Company Corporate Credit Facility and borrowings under the Company Project Financing; provided that, the amounts available thereunder on the date hereof may not be increased;

(S)

enter into, amend, modify, terminate or cancel any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or similar financial instruments which individually or in the aggregate exceeds $10,000,000;

(T)

incur any obligation to make any bonus or profit sharing distribution, other than in the Ordinary Course to make any bonus payment or comparable payment to any Company Employee, director of the Company or any of its Subsidiaries, independent contractor or consultant;

(U)	adopt any new Company Employee Plan or any amendment or modification of an existing Company Employee Plan or any benefits thereunder;

(V)

(a) unless expressly required by the terms of any existing written employment agreement, increase any severance, change of control or termination pay of (or amend any existing arrangement in relation thereto with) any Company Employee or any director of the Company or any of its Subsidiaries, (b) unless expressly required by the terms of any written existing employment agreement, increase compensation (including wages, salary and fees), retention or incentive compensation or other benefits payable to any Company Employee, director of the Company or any of its Subsidiaries, independent contractor or consultant, other than base compensation in the Ordinary Course, (c) unless expressly required by the terms of any existing written employment agreement, make any bonus payment or comparable payment to any Company Employee, director of the Company or any of its Subsidiaries, independent contractor or consultant, other than annual short-term incentive payments in the Ordinary Course, (d) loan or advance money or other property to any Company Employee or any director of the Company or any of its Subsidiaries, (e) terminate any Company Employee Plan or any benefits thereunder (or any plan, agreement, program, policy, trust, fund or other arrangement that would be a Company Employee Plan if it were in existence on the date hereof) or increase or accelerate the timing of any funding obligation, funding contribution or payment of any compensation or benefits under any Company Employee Plan, (f) grant any equity-based awards, (g) hire, or engage any individual unless necessary to fill an existing vacancy, or (h) terminate (for any reason) any Company Employee, unless such termination is for just cause, or enter into any severance or termination or other similar agreement (or amend any such existing agreement) with any Company Employee;

(W)	except as required by Law, enter into, amend or modify any union recognition agreement, collective agreement or similar agreement with any trade union or representative body;

(X)	make any material change in the Company’s methods of accounting, except as required by concurrent changes in IFRS;

(Y)

commence, waive, release, assign, settle or compromise any Proceeding, or pay administrative fines, in excess of an amount of $10,000,000 individually, or which would reasonably be expected to prevent, materially delay or otherwise impede the completion of the Arrangement or the other transactions contemplated by this Agreement;

(Z)	vary the payment or collection practices of the Company Corporate Group in any material respect from past practices;

(AA)

amend, modify, terminate, cancel or let lapse any material insurance (or re-insurance) policy of the Company or any of its Subsidiaries in effect on the date of this Agreement, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the terminated, cancelled or lapsed policies for substantially similar premiums are in full force and effect;

(BB)	abandon or fail to diligently pursue any application for any material Authorization;

(CC)	terminate, amend, renew, extend, surrender or transfer its interest in any of the Material Company Real Property Leases other than in the Ordinary Course;

(DD)

lease, sublease, license, or similarly occupy, any real property, or grant a right to any other party to lease, sublease, license or similarly occupy, any part of the Company Real Property, and/or enter into any oral or written Contracts, letters of intent or similar arrangements to lease, sublease, license, or similarly occupy, any real property, including to grant a right to any other party to lease, sublease, license, or similarly occupy, any part of the Company Real Property other than in the Ordinary Course and provided, in each case, the purchase price or proposed purchase price does not exceed $20,000,000;

(EE)

purchase or acquire, or enter into any oral or written Contracts, letters of intent or similar arrangements to purchase or acquire, any real property other than in the Ordinary Course and provided that, in each case, the purchase price or proposed purchase price does not exceed $20,000,000;

(FF)

sell or dispose of, or enter into any oral or written Contracts, letters of intent or similar arrangements to sell or dispose of, any interest of the Company in the Company Owned Real Property other than in the Ordinary Course and provided that, in each case, the purchase price or proposed purchase price does not exceed $10,000,000;

(GG)

grant, cause or permit any Liens (other than Permitted Liens), work orders, building permits, undertakings, notices of deficiency, non-compliance or violations, or other similar notices to be placed on record on the Company Real Property;

(HH)

make any capital expenditure in respect of a Company Real Property or commitment to do so which, individually or in the aggregate, exceeds $10,000,000, except for any capital expenditure which the Company has on the Effective Date already committed or engaged any Person(s) to undertake, which is reasonably required to be incurred as a result of any emergency or which the Company is required to undertake under any Contract and which, in each case, would be in the Ordinary Course;

(II)

other than in the Ordinary Course, and except for any of the following which the Company has on the Effective Date already commenced or engaged any Person(s) to undertake, which is reasonably required to be incurred as a result of any emergency or which the Company is required to undertake under any Contract, commence, initiate, launch, consent to or otherwise undertake (a) any demolition, construction, material alteration or other similar activity in respect of any Company Real Property or enter into any commitment or agreement in respect of the same, (b) any development, redevelopment or rezoning of any Company Real Property or enter into any commitment or agreement in respect of the same, or (c) the making of applications for any official plan amendments, zoning bylaws amendments or minor variances or any material change to any approved site plan, development permit, special use permit or other land use entitlement affecting any Company Real Property; or

(JJ)	authorize, agree, resolve or otherwise commit, whether or not in writing, to do any of the foregoing.

4.2	Conduct of Business of the Purchaser Parties

(a)

Nothing in this Agreement shall result in the Company exercising material influence over the business or operations of the Purchaser Parties prior to the Effective Date. For greater certainty, prior to the Effective Date, the Purchaser Parties will exercise, consistent with the terms of this Agreement, complete control and supervision over their and their Subsidiaries’ business and operations.

(b)	During the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated, except:

(i)	with the written consent of the Company, not to be unreasonably withheld, conditioned or delayed;

(ii)	as expressly required or permitted by this Agreement;

(iii)

for any action taken (or omitted) in connection with any Emergency that the Purchaser Parties reasonably determine is necessary or prudent to take in connection with such Emergency with any such determination being made with prior good faith consultation with the Company where practicable;

(iv)	as set forth in Section 4.2(b) of the Purchaser Parties Disclosure Letter;

(v)	for any action taken in connection with the Purchaser Holdco Reorganization; or

(vi)	as may be required by Law or a Governmental Authority,

the Purchaser Parties shall, and shall cause their Subsidiaries to, conduct the Purchaser Corporate Group’s business in the Ordinary Course in all material respects, and the Purchaser Parties shall, and shall cause their Subsidiaries to, use commercially reasonable efforts to maintain and preserve the Purchaser Corporate Group’s business organization, assets, properties, goodwill and business relationships with customers, suppliers, distributors, licensors, partners and other Persons with which the Purchaser Parties and their Subsidiaries have business relations, in each case in all material respects. Notwithstanding the foregoing provisions of this Section 4.2(b), the Purchaser Parties shall be deemed not to have failed to satisfy the obligations under this Section 4.2(b) to the extent such failure resulted from the Purchaser’s failure to take any action prohibited by this Section 4.2(b) or Section 4.2(c).

(c)

Except as set out in Section 4.2(b) of the Purchaser Parties Disclosure Letter, without limiting the generality of Section 4.2(b), during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated, except:

(i)	with the written consent of the Company, not to be unreasonably withheld, conditioned or delayed;

(ii)	for any action taken in connection with the Purchaser Holdco Reorganization;

(iii)	as expressly required or permitted by this Agreement; or

(iv)	as may be required by Law or a Governmental Authority;

the Purchaser Parties shall not directly or indirectly subject to the occurrence of any Emergency:

(A)	amend the Constating Documents of the Purchaser Parties;

(B)	adjust, split, combine, reclassify or amend the terms of any securities of the Purchaser Parties;

(C)

other than Sunoco Regular Dividends, make, declare, set aside or pay any dividend or other distribution or payment in shares or property (or any combination of the foregoing) on any class of securities of the Purchaser Parties;

(D)

redeem, repurchase or otherwise acquire or offer to redeem, repurchase or otherwise acquire any securities of the Purchaser Parties except any such redemption, repurchase or other acquisition that may occur in the Ordinary Course pursuant to the exercise or settlement of Sunoco’s equity incentives in accordance with their terms;

(E)

other than in the Ordinary Course, issue, grant, deliver, sell, pledge or otherwise encumber, or authorize the issuance, grant, delivery, sale, pledge or other encumbrance of any, securities, or any options, warrants or similar rights exercisable or exchangeable for or convertible into securities of any Purchaser Party;

(F)

enter into any new line of business that is material to the Purchaser Parties and is materially different from the businesses of the Purchaser Parties and its Subsidiaries as of entry into this Agreement;

(G)	reorganize, restructure, recapitalize, amalgamate or merge any Purchaser Party;

(H)	adopt a plan of liquidation or pass resolutions providing for the liquidation or dissolution of any Purchaser Party or any Purchaser Material Subsidiaries;

(I)	in the case of Purchaser Holdco, conduct any business other than as required under the Arrangement or otherwise incidental thereto; or

(J)	authorize, agree, resolve or otherwise commit, whether or not in writing, to do any of the foregoing.

4.3	Covenants of the Company Regarding the Arrangement

(a)

The Company shall perform, and shall cause its Subsidiaries to perform, all obligations required to be performed by the Company under this Agreement, co-operate with the Purchaser Parties in connection therewith, and do all such other acts and things, consistent with the terms of this Agreement and the Plan of Arrangement, as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement and the Plan of Arrangement and, without limiting the generality of the foregoing, the Company shall and, where appropriate, shall cause each of its Subsidiaries to:

(i)

other than in connection with the Regulatory Approvals, which shall be governed by Section 4.5, use commercially reasonable efforts to satisfy the conditions precedent to its obligations of this Agreement (to the extent the satisfaction of same is within the control of the Company), and take all steps set forth in the Interim Order and Final Order applicable to it and comply promptly with all requirements imposed by Law on it or any of its Subsidiaries with respect to this Agreement, the Plan of Arrangement or the Arrangement;

(ii)

use its commercially reasonable efforts to provide, obtain and maintain all third party or other notices, consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are required or reasonably requested by the Purchaser Parties in connection with the transactions contemplated by this Agreement, in each case, on terms that are satisfactory to the Purchaser Parties, acting reasonably and without paying, and without committing itself or the Purchaser Parties to pay, any consideration or incurring any liability or obligation without the prior written consent of the Purchaser Parties (it being expressly agreed by the Purchaser that no such consent, waiver, permit, exemption, order, approval, agreement, amendment or confirmation shall be a condition to the closing of the Arrangement, except to the extent provided for in Article 6);

(iii)

use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable Law to enable the delisting of the Company Shares from the TSX promptly after the Effective Time, and in any event no more than 10 days after the Effective Time;

(iv)	effect all necessary registrations, filings and submissions of information required by the Governmental Authorities from the Company or any of its Subsidiaries relating to the Arrangement;

(v)

other than in connection with the Regulatory Approvals, which shall be governed by Section 4.5, upon reasonable consultation with the Purchaser, appeal, oppose, lift or rescind any Order seeking to restrain, enjoin or otherwise prohibit or adversely affect the completion of the Arrangement and defend, or cause to be defended, any Proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement, this Agreement or the transactions contemplated under this Agreement; provided that, the Company shall not and none of its Subsidiaries shall consent to the entry of any judgment or settlement with respect to any such Proceeding without the prior written approval of the Purchaser, not to be unreasonably withheld, conditioned or delayed;

(vi)

other than in connection with the Regulatory Approvals, which shall be governed by Section 4.5, not take any action, or refrain from taking any action, or permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to prevent, materially delay or otherwise impede the completion of the Arrangement or the other transactions contemplated by this Agreement and the Plan of Arrangement; and

(vii)

use commercially reasonable efforts to assist the Purchaser in obtaining the resignations and mutual releases (in a form satisfactory to the Purchaser, acting reasonably) of the directors of the Company Board designated in writing by the Purchaser prior to the Effective Time and causing them to be replaced by Persons nominated by the Purchaser effective as of the Effective Time.

(b)	The Company shall promptly (but in no event later than two Business Days following any of the events described below) notify the Purchaser Parties in writing of:

(i)

any Company Material Adverse Effect or any change, event, occurrence, effect, fact or circumstance that, individually or in the aggregate, would reasonably be expected to have or develop into a Company Material Adverse Effect;

(ii)

any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, Order, approval, agreement, amendment or confirmation) of such Person (or another Person) is or may be required in connection with this Agreement, the Plan of Arrangement or the Arrangement;

(iii)

unless prohibited by Law, any notice or other communication from (A) any proxy advisory service in connection with, or (B) any Person objecting to, indicating an intention to oppose or pursuing or threatening to pursue a position adverse to the completion of, the transactions contemplated by this Agreement (and the Company shall contemporaneously provide a copy of any such written notice or communication to the Purchaser Parties), other than in respect of Regulatory Approvals which are governed by Section 4.5; or

(iv)

any Proceeding commenced or, to the Company’s knowledge, threatened against, relating to or involving, or otherwise affecting the Arrangement, this Agreement or any of the transactions contemplated by this Agreement.

(c)

The receipt of information by the Purchaser Parties pursuant to Section 4.3(b) or otherwise shall not operate as a waiver or otherwise diminish the scope of or otherwise affect any representation, warranty or covenant of the Company.

4.4	Covenants of the Purchaser Parties Regarding the Arrangement

(a)

Other than in connection with the Regulatory Approvals, which shall be governed by Section 4.5, the Purchaser Parties shall perform all obligations required or desirable to be performed by them under this Agreement, co-operate with the Company in connection therewith, and do all such other acts and things, consistent with the terms of this Agreement and the Plan of Arrangement, as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated by this Agreement and the Plan of Arrangement and, without limiting the generality of the foregoing, each of the Purchaser Parties shall:

(i)	do or cause to be done all acts and things to be done by the Purchaser Parties as set forth in the Plan of Arrangement, including the payment of cash and the issuance of securities;

(ii)

use commercially reasonable efforts to satisfy the conditions precedent to their obligations of this Agreement (to the extent the satisfaction of same is within the control of the Purchaser Parties), and take all steps set forth in the Interim Order and Final Order applicable to it and comply promptly with all requirements imposed by Law on it with respect to this Agreement, the Plan of Arrangement or the Arrangement;

(iii)

use its commercially reasonable efforts to provide, obtain and maintain all third party or other notices, consents, waivers, permits, exemptions, orders, approvals, agreements, amendments or confirmations that are required or reasonably requested by the Company in connection with the transactions contemplated by this Agreement, in each case, on terms that are satisfactory to the Company, acting reasonably and without paying or guaranteeing, and without committing themselves or the Company to pay or guarantee, any consideration or incurring any liability or obligation of the Company without the prior written consent of the Company (it being expressly agreed by the Company that no such consent, waiver, permit, exemption, order, approval, agreement, amendment or confirmation shall be a condition to the closing of the Arrangement, except to the extent provided for in Article 6);

(iv)	effect all necessary registrations, filings and submissions of information required by the Governmental Authorities from the Purchaser Parties relating to the Arrangement;

(v)

upon reasonable consultation with the Company, appeal, oppose, lift or rescind any Order seeking to restrain, enjoin or otherwise prohibit or adversely affect the completion of the Arrangement and defend, or cause to be defended, any Proceedings to which it is a party or brought against it or its directors or officers challenging the Arrangement, this Agreement or the transactions contemplated under this Agreement; provided that, the Purchaser Parties shall not consent to the entry of any judgment or settlement with respect to any such Proceeding without the prior written approval of the Company, not to be unreasonably withheld, conditioned or delayed; and

(vi)

not take any action, or refrain from taking any action, or permit any action to be taken or not taken, which is inconsistent with this Agreement or which would reasonably be expected to prevent, materially delay or otherwise impede the completion of the Arrangement or the other transactions contemplated by this Agreement and the Plan of Arrangement.

(b)	The Purchaser shall promptly (but in no event later than two Business Days following any of the events described below) notify the Company in writing of:

(i)

any Purchaser Material Adverse Effect or any change, event, occurrence, effect, fact or circumstance that, individually or in the aggregate, would reasonably be expected to have or develop into a Purchaser Material Adverse Effect;

(ii)

any notice or other communication from any Person alleging that the consent (or waiver, permit, exemption, Order, approval, agreement, amendment or confirmation) of such Person (or another Person) is or may be required in connection with this Agreement, the Plan of Arrangement or the Arrangement;

(iii)

unless prohibited by Law, any notice or other communication from (A) any proxy advisory service in connection with, or (B) any Person objecting to, indicating an intention to oppose or pursuing or threatening to pursue a position adverse to the completion of, the transactions contemplated by this Agreement (and the Purchaser Parties shall contemporaneously provide a copy of any such written notice or communication to the Company), other than in respect of Regulatory Approvals which are governed by Section 4.5;

(iv)

any Proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Arrangement, this Agreement or any of the transactions contemplated in this Agreement.

(c)

The receipt of information by the Company pursuant to Section 4.4(b) or otherwise shall not operate as a waiver or otherwise diminish the scope of or otherwise affect any representation, warranty or covenant of the Purchaser Parties.

4.5	Regulatory Approvals

(a)

Subject to the specific obligations and limitations set out in Section 4.5(i) in relation to the Key Regulatory Approvals specified therein, the Parties shall cooperate with and assist each other and shall use their reasonable best efforts, to: (i) prepare and file as promptly as reasonably practicable all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information and applications required by any Governmental Authority in connection with the Arrangement; and (ii) obtain and maintain all Regulatory Approvals that are necessary to consummate the transactions contemplated by this Agreement.

(b)

Other than with respect to the filing requirements and timelines in respect of the Key Regulatory Approvals which filing requirements and timelines shall be governed by the provisions of Section 4.5(c), the Party responsible at Law for obtaining a Regulatory Approval shall be the Party to make the filing to obtain such approval (or any remedy or change thereto) but will do so only once each Party has reviewed any filing and has had the opportunity to provide comment on it. Any statement in any application that creates an obligation on a Party must have the consent of that Party before it is included in the application.

(c)	In furtherance of and without limiting Section 4.5(a), in respect of the transactions contemplated by this Agreement:

(i)

as soon as practicable and in any event no later than 25 Business Days from the date of this Agreement, the Purchaser Parties shall file an application for review pursuant to section 17 of the Investment Canada Act to the Minister and contemporaneously therewith or within 15 days thereafter, shall submit proposed written undertakings to His Majesty in right of Canada in a form and with the content that is customary for transactions of this nature;

(ii)

as soon as practicable and in any event no later than 25 Business Days from the date of this Agreement, the Purchaser Parties shall file an application for review pursuant to section 17 of the Investment Canada Act to the Heritage Minister, and within 15 days after receiving a request from the Heritage Minister for undertakings, shall submit proposed written undertakings to His Majesty in right of Canada in a form and with the content that is customary for transactions of this nature;

(iii)

the Purchaser Parties shall as soon as practicable and in any event no later than 25 Business Days from the date of this Agreement, file with the Commissioner a request for an advance ruling certificate under section 102 of the Competition Act or, in the alternative, a No Action Letter; and, unless otherwise mutually agreed in writing by the Parties, the Purchaser Parties and the Company shall each file with the Commissioner of Competition a notification under Part IX of the Competition Act as soon as reasonably practicable thereafter;

(iv)

immediately after filing a request for an advance ruling certificate under section 102 of the Competition Act or, in the alternative, a No Action Letter, the Purchaser Parties shall give notice of the Arrangement to the Minister of Transport and file with the Minister of Transport a submission with respect to the public interest as it relates to national transportation, all in accordance with subsection 53.1(1) of the Canada Transportation Act;

(v)

as promptly as practicable and in any event no later than 30 Business Days from the date of this Agreement, the Parties shall file any required notification and report forms under the HSR Act with the United States Federal Trade Commission and the United States Department of Justice; and

(vi)	as promptly as practicable from the date of this Agreement, the Parties shall make any required filings in connection with the Foreign Antitrust and Investment Law Approvals.

(d)

The Parties will coordinate and cooperate in exchanging information and supplying assistance that is reasonably requested in connection with this Section 4.5 in respect of the Arrangement, this Agreement and the transactions contemplated by this Agreement, and each Party shall and shall cause its controlled Affiliates to:

(i)

regularly review with each other the progress of any applications, notifications or filings and keep each other promptly and fully informed of the status of discussions relating thereto and promptly inform each other of any communication received by any of them from a Governmental Authority;

(ii)	respond promptly to any inquiry, request or notice from any Governmental Authority requiring any Party to supply additional information;

(iii)

certify substantial compliance with (A) any request under subsection 114(2) of the Competition Act (also known as a “supplementary information request” or “SIR”) within 90 days of receipt of such request and (B) any request for additional information and documentary material under the HSR Act (also known as a “second request”) that they receive;

(iv)

not make any proposed applications, notices, filings, submissions, correspondence and communications of any nature (including responses to requests for information and inquiries from any Governmental Authority) unless it (A) permits the other Parties to review them in advance and provides the other Parties a reasonable opportunity to comment thereon and (B) considers those comments in good faith;

(v)

promptly provide each other with any applications, notices, filings, submissions, correspondence and communications of any nature (including responses to requests for information and inquiries from any Governmental Authority) that were submitted to a Governmental Authority; and

(vi)

not participate in any meeting or discussion (whether in person, by telephone, video conference or otherwise) with a Governmental Authority unless it consults with the other Parties in advance and gives the other Parties the opportunity to attend and participate thereat, unless such Governmental Authority requests otherwise.

(e)

Notwithstanding any other requirement in this Agreement, where any of the Purchaser Parties or the Company (a “Disclosing Party”) is required under this Section 4.5 to provide information to one or more of the other Parties (a “Receiving Party”) that the Disclosing Party, acting reasonably, considers to be privileged or competitively sensitive, the Disclosing Party may redact such privileged or competitively sensitive information as necessary before sharing with the Receiving Party, provided that the Disclosing Party also provides a non-redacted version to external legal counsel to the Receiving Party on the basis that the redacted information will not be shared with its client.

(f)	All filing fees incurred in connection with filings under this Section 4.5 shall be payable by the Purchaser.

(g)

The Company and the Purchaser Parties shall not, and shall cause their respective controlled Affiliates not to: (i) enter into any transaction that would reasonably be expected to prevent, materially delay or otherwise impede the obtaining of, or materially increase the risk of not obtaining, a Key Regulatory Approval prior to the Outside Date; or (ii) discuss or agree with any Governmental Authority to extend any applicable waiting period or to otherwise delay the Effective Time or to enter into any agreement, arrangement or understanding with any Governmental Authority not to consummate the Arrangement, without the prior written consent of the Company and the Purchaser, not to be unreasonably withheld. Without limiting the generality of the foregoing, no Party may withdraw a filing regarding a Key Regulatory Approval without the prior consent of the other Parties.

(h)

If any objection is asserted with respect to the transactions contemplated by or related to this Agreement under any applicable Law, or if any proceeding is instituted or threatened by any Governmental Authority challenging or which could lead to a challenge of any of the transactions contemplated by or related to this Agreement as a violation of or not in compliance with the requirements of any applicable Law, the Purchaser Parties shall use their reasonable best efforts to resolve such objection or proceeding, including by using its reasonable best efforts to avoid, oppose or seek to have lifted or rescinded any decree, Order, application or judgment that would restrain, prevent or delay the Effective Time and defending any lawsuit or other legal proceedings, whether judicial or administrative, challenging or delaying this Agreement or the consummation of the Arrangement so as to allow the Effective Time to occur prior to the Outside Date, provided however that such reasonable best efforts shall not require the Purchaser to propose, negotiate, agree to or effect remedial actions beyond those that are described in Section 4.5(i), below.

(i)

In respect of the Key Regulatory Approvals, notwithstanding anything else in this Agreement, the Purchaser Parties shall, and shall cause their controlled Affiliates to, use their reasonable best efforts to take, promptly and expeditiously, any and all actions and steps necessary in order to obtain, or cause to be obtained, the Key Regulatory Approvals as soon as possible so as to permit the Effective Time to occur prior to the Outside Date, which reasonable best efforts, in relation to the remedial matters, commitments and undertakings described in (i) and (ii), below, shall mean:

(i)

in connection with the Key Regulatory Approvals, other than the Investment Canada Act Approval and the Heritage Approval, proposing, negotiating, agreeing to and effecting, by undertaking, commitment, consent agreement, consent decree, trust, hold separate agreement, Contract, Order or otherwise (and execute and deliver any additional instruments necessary to allow the consummation of the Arrangement) (A) the sale, divestiture, licensing, holding separate or disposition of all or any part of the businesses or assets of the Purchaser Parties or the Company or any of their respective Subsidiaries or controlled Affiliates; (B) the termination of any existing contractual rights, relationships and obligations, or entry into or amendment of any licensing arrangements or other contractual relationships; and (C) commitments imposing any other conditions, restrictions, limitations, undertakings, forfeitures, or agreements affecting the Purchaser Parties and their controlled Affiliates’ full rights or ownership of its properties, operations or businesses or the properties, operations or businesses of the Company and its Subsidiaries; provided, however, that any such action is conditioned upon the consummation of the Arrangement and provided, however, that the Purchaser Parties shall not be required to undertake any of the actions listed under items (A) through (C) of this paragraph to obtain the Key Regulatory Approvals if such actions would individually or in the aggregate materially impair or materially reduce the benefits expected to be realized by the Purchaser Parties from the Arrangement; and

(ii)

in connection with the Investment Canada Act Approval and the Heritage Approval, proposing, negotiating and offering undertakings that are customary or commercially reasonable to obtain the Investment Canada Act Approval and the Heritage Approval, provided that Purchaser shall not be required to propose, negotiate, offer or accept any undertakings that would individually or in the aggregate materially impair or materially reduce the benefits expected to be realized by the Purchaser Parties from the Arrangement.

4.6	Exchange Approval

(a)	Purchaser Holdco shall use its commercially reasonable efforts to obtain the Exchange Approval as soon as reasonably practicable but, in any event, prior to the Effective Time.

(b)	Purchaser Holdco shall be responsible for and pay, or cause to be paid, all filing fees in connection with obtaining the Exchange Approval.

(c)

Prior to filing the listing application or notification form or responding to any comments of the New York Stock Exchange with respect to the Exchange Approval, Purchaser Holdco shall provide the Company with a reasonable opportunity to review and comment on that document or response.

4.7	Access to Information/Confidentiality

(a)

From the date hereof until the earlier of the Effective Time and the termination of this Agreement, in accordance with its terms, subject to Law and the terms of any existing Contracts (including the Confidentiality Agreement), for the sole purpose of facilitating integration planning, the Company shall, and shall cause its Subsidiaries to, in each case upon reasonable notice:

(i)	give to the Representatives of the Purchaser Parties reasonable access to the offices, properties, officers, books and records of the Company and its Subsidiaries during normal business hours; and

(ii)

furnish to the Purchaser Parties and their Representatives such financial, Tax and operating data and other filings, reports and information as such Persons may reasonably request; and make available to the Purchaser Parties and their Representatives such senior officers and employees of the Company or any of its Subsidiaries as the Purchaser Parties may reasonably request;

provided that the Company’s compliance with any such request under this Section 4.7(a) shall not unduly interfere with the conduct of the business of the Company and its Subsidiaries.

(b)

All information provided under this Section 4.7 that is Confidential Information as defined in the Confidentiality Agreement shall be subject to the terms of the Confidentiality Agreement notwithstanding any termination of this Agreement.

(c)

Investigations made by or on behalf of the Purchaser Parties, whether under this Section 4.7 or otherwise, will not waive, diminish the scope of or otherwise affect any representation or warranty made by the Company in this Agreement.

4.8	Public Communications

(a)

The Parties agree to jointly issue a press release with respect to this Agreement as soon as practicable after its due execution. The Parties shall co-operate in the preparation of presentations, if any, to the holders of any securities of the Parties.

(b)

A Party may not issue any press release or make any other public statement or disclosure with respect to this Agreement, the Plan of Arrangement or the Arrangement without the prior written consent of the other Parties, which consent shall not be unreasonably withheld, conditioned or delayed. Each Party must use commercially reasonable efforts to give the other Parties prior oral or written notice and a reasonable opportunity for the other Parties and their outside counsel to review and comment on all such news releases and other disclosure. The Party making such disclosure shall give reasonable consideration to any comments made by the other Parties or their outside counsel.

(c)

This Section 4.8 is subject to each Party’s overriding obligation to make disclosure in accordance with applicable Securities Laws or the rules and requirements of any stock exchange and, if such disclosure is required and the other Parties have not reviewed or commented on the disclosure, the Party making such disclosure shall use commercially reasonable efforts to give prior oral or written notice to the other Parties and, if such prior notice is not permitted by applicable Law, shall give such notice immediately following the making of such disclosure. For the avoidance of doubt, none of the foregoing shall prevent, materially delay or otherwise impede the Company or the Purchaser Parties from making: (i) internal announcements to employees or having discussions with shareholders, financial analysts and other stakeholders; or (ii) public announcements in the Ordinary Course that do not relate specifically to this Agreement or the Arrangement, in each case, so long as such announcements and discussions are consistent in all material respects with the recent press releases, public disclosures or public statements made by such Person.

4.9	Notice and Cure Provisions

(a)

During the period commencing on the date of this Agreement and continuing until the earlier of the Effective Time and the time that this Agreement is terminated, each Party shall promptly notify the other Parties of the occurrence, or failure to occur, of any event or fact which occurrence or failure would, or would be reasonably likely to:

(i)

cause any of the representations or warranties of such Party contained in this Agreement to be untrue or inaccurate in any respect at any time from the date of this Agreement to the Effective Time if such failure to be true or correct would cause any condition in Section 6.2(a) or Section 6.3(a), as applicable, to not be satisfied; or

(ii)

result in the failure to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by such Party under this Agreement if such failure to comply would cause any condition in Section 6.2(b) or Section 6.3(b), as applicable, to not be satisfied.

(b)

Notifications provided under this Section 4.9 will not diminish the scope of the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement.

(c)

The Purchaser may not elect to exercise its right to terminate this Agreement pursuant to subsection 7.2(a)(iv)(A) and the Company may not elect to exercise its right to terminate this Agreement pursuant to subsection 7.2(a)(iii)(A) unless the Party seeking to terminate this Agreement (the “Terminating Party”) has delivered a written notice (“Termination Notice”) to the other Party specifying in reasonable detail all breaches by a Party (the “Breaching Party”) of covenants, representations and warranties or other matters which the Terminating Party asserts as the basis for termination. After delivering a Termination Notice, provided the Breaching Party is proceeding diligently to cure such matter and such matter is capable of being cured prior to the Outside Date, the Terminating Party may not exercise such termination right until the earlier of:

(i)	the Outside Date; and

(ii)	the date that is 20 Business Days following receipt of such Termination Notice by the other Party, if such matter has not been cured by such date.

(d)

If the Terminating Party delivers a Termination Notice within 20 Business Days prior to the date of the Company Meeting, unless the Parties agree otherwise, the Company shall postpone or adjourn the Company Meeting to the earlier of:

(i)	10 Business Days prior to the Outside Date; and

(ii)	the date that is 20 Business Days following receipt of such Termination Notice by the other Party.

4.10	Insurance and Indemnification

(a)

Prior to the Effective Time, the Company shall obtain from a reputable third-party insurance carrier with the same or better credit rating as the Company’s current insurance carriers with respect to directors’ and officers’ liability insurance, and fully pay the necessary premium for, customary “tail” policies of directors’ and officers’ liability insurance for the benefit of the existing directors and officers of the Company and its Subsidiaries providing protection for a claims reporting or discovery period beginning at the Effective Time and continuing for not less than six years from and after the Effective Date and with terms and conditions (including retentions and limits of liability) that are no less favourable in the aggregate to the protection provided by the policies maintained by the Company and its Subsidiaries that are in effect immediately prior to the Effective Date and providing protection in respect of claims arising from facts or events that occurred on or prior to the Effective Date.

(b)

From and after the Effective Time, Sunoco shall cause the Company and each of its Subsidiaries to, honour all rights in any existing indemnification provisions or agreements with the Company and any of its Subsidiaries, to the extent that they are:

(i)	included in the Constating Documents of the Company and any of its Subsidiaries; or

(ii)	provided for by Law; or

(iii)	included in any existing agreements with the Company or its Subsidiaries,

and the Purchaser Parties acknowledge that such rights shall survive the Effective Time and shall continue in full force and effect in accordance with their terms for a period of not less than six years from the Effective Date.

(c)	If Sunoco, the Company or any of its Subsidiaries or any of their respective successors or assigns:

(i)	consolidates with, amalgamates or merges into any other Person; or

(ii)	transfers all or substantially all of its properties and assets to any Person,

Sunoco shall ensure that any resulting entity or assign assumes all of the obligations set forth in this Section 4.10 and acknowledge that such rights shall survive the Effective Time and shall continue in full force and effect in accordance with their terms for a period of not less than six years from the Effective Date.

4.11	Transaction Personal Information

(a)

Each Party shall comply with all applicable Privacy Laws in the course of collecting, disclosing and using Transaction Personal Information. Subject to the foregoing, the Parties may collect, use and disclose Transaction Personal Information for purposes related to the Arrangement. Prior to The Effective Time, the Purchaser Parties shall not disclose Transaction Personal Information to any Person other than its Representatives, including its counsel, who are evaluating and advising on the Arrangement.

(b)

The Purchaser Parties shall use commercially reasonable efforts to protect and safeguard Transaction Personal Information against unauthorized use or disclosure and shall cause their Representatives to observe the terms of this Section 4.11 and protect and safeguard Transaction Personal Information in their possession. If this Agreement is terminated prior to the Effective Time, each of the Purchaser Parties shall promptly deliver to the Company, or permanently delete, all Transaction Personal Information in its possession or in the possession of any of its Representatives, including all copies, reproductions, summaries and extracts thereof.

(c)

Except to the extent permitted or required under applicable Privacy Law, after the Effective Time, the Purchaser Parties shall not, without the consent of the individuals to whom such Personal Information relates, use or disclose Transaction Personal Information:

(i)	for purposes other than those for which such Transaction Personal Information was collected prior to the Effective Time; or

(ii)	which does not relate to the carrying on of the business of the Company or its Subsidiaries or to the carrying out of the purposes for which the Arrangement was implemented.

4.12	Employee and Company Board Matters

(a)

The Parties acknowledge that the employment of each of the executive officers of the Company who remains employed by the Company immediately prior to the Effective Time will be terminated on completion of the Arrangement (each, a “Non-Continuing Company Individual”) and the payments owing to each Non-Continuing Company Individual as a result thereof (as disclosed in Section 4.12(a) of the Company Disclosure Letter) shall, subject to execution and delivery by each Non-Continuing Company Individual of a resignation and mutual release, in a form acceptable to Sunoco, acting reasonably, be paid by the Company to each Non-Continuing Company Individual at or prior to the Effective Time.

(b)

Until the first anniversary of the Effective Time, Sunoco shall or shall cause the Company to provide (i) the Company Employees with base compensation (i.e. annual salary or base hourly rate) that is not less than the base compensation paid to such Company Employees immediately prior to the Effective Time, and (ii) notice or severance for without cause termination consistent with generally accepted practices under applicable statutory provisions or common law; provided that, nothing in this Section 4.12(b) shall (A) give any Company Employee any right to continued employment, (B) affect or otherwise increase the severance, post-termination benefits or other termination entitlements of any Company Employees, (C) impair in any way the right of the Company to terminate the employment of any Company Employee or amend or terminate any of the Company Employee Plans in accordance with their terms or (D) otherwise impact a Person’s applicable legal and contractual rights.

(c)

Prior to the Effective Time, the Company ESPP shall be terminated in accordance with its terms. The Company Board (or, if appropriate, the committee administering the Company ESPP) will pass such resolutions and take all actions reasonably necessary with respect to the Company ESPP to provide from and after the date hereof, no new participants will be permitted to participate in the Company ESPP and participants will not be permitted to increase their payroll deductions or purchase elections from those in effect on date of this Agreement. Notwithstanding the foregoing (i) the termination of the Company ESPP does not otherwise alter or extinguish any rights of existing participants and (ii) any legal or contractual rights of participants pursuant to the Company ESPP will be handled in accordance with the terms of the Company ESPP.

(d)	Until the Effective Time:

(i)	the Company shall not, without the prior written consent of the Purchaser Parties, acting reasonably, increase the size of the Company Board or fill any vacancy on the Company Board; and

(ii)

promptly advise the Purchaser Parties of any communication (written or oral) received from, or Proceedings brought by (or, to the knowledge of the Company, threatened by), any Person with respect to the composition of the Company Board, and provide the Purchaser Parties with a reasonable opportunity to review and comment upon any written communication sent by or on behalf of the Company to any such Person and to participate in any discussions or negotiations with or including any such Person.

4.13	Financings

(a)

The Purchaser Parties shall use their reasonable best efforts to take, or cause to be taken, all actions as are necessary, proper or advisable to consummate the Debt Financing at or prior to the Effective Time, including using reasonable best efforts in: (i) maintaining in effect the Debt Commitment Letter and the Sunoco Existing Credit Facilities (except to the extent replaced by the financing contemplated in the Debt Commitment Letter) and, once entered into prior to the Effective Date (if at all), the Financing Documents (as defined below) in accordance with their respective terms, (except for such amendments, supplements, modifications, replacements or waivers permitted pursuant to this Section 4.13); (ii) negotiating and entering into definitive documentation with respect to the Debt Financing in accordance with the Debt Commitment Letter on the terms and conditions (including the ‘market flex’ provisions) contained in the Debt Commitment Letter or on other terms in accordance with this Section 4.13; (iii) satisfying or obtaining on a timely basis the waiver of all conditions to funding within the control of the Purchaser Parties in the Debt Commitment Letter (and in any definitive documentation entered into with respect to the Debt Financing prior to the Effective Time (the “Financing Documents”); and (iv) enforcing its rights under the Debt Commitment Letter in the event of a breach by the Debt Financing Sources (or any of them) that would reasonably be expected to prevent, materially delay or otherwise materially impede the consummation of the transactions contemplated by the Arrangement (it being agreed that any delay to a date that would be later than the Outside Date is a material delay).

(b)

The Purchaser Parties shall not permit, without the prior written consent of the Company (not to be unreasonably withheld, delayed or conditioned, provided that it shall not be unreasonable for the Company to withhold consent to any amendment or modification that would reasonably be expected to cause closing of the Arrangement to occur after the Outside Date), any amendment or modification to be made to, any replacement or termination of, or any waiver or release of any provision or remedy to be made under, the Debt Commitment Letter or any Financing Document (it being understood that the exercise of any “market flex” provisions shall not be deemed to be an amendment, modification, waiver or release) if such amendment, modification, replacement, termination, waiver or release expands or modifies the conditions precedent to the availability of the Debt Financing or imposes new or additional conditions precedent thereto, reduces the amount of the commitments thereunder to any amount less than the Required Amount or would otherwise reasonably be expected to prevent, materially delay or otherwise materially impede the consummation of the Debt Financing or the timely consummation of the transactions contemplated by this Agreement; provided, that, for the avoidance of doubt, (i) the Purchaser Parties shall be permitted to amend the Debt Commitment Letter to add lenders (and re-allocate commitments as a consequence of the addition of lenders), arrangers, bookrunners, syndication and documentation agents or similar entities who have not executed the Debt Commitment Letter as of the date hereof, (ii) the termination of commitments as contemplated under the Debt Commitment Letter (for example, as a result of non-ordinary course liquidity events) or in the Sunoco Existing Credit Facilities as of the date hereof shall not be deemed to violate this Section 4.13(b) so long as, after giving effect to such termination, the net proceeds contemplated from the remaining commitments in respect of the Debt Financing, together with the Purchaser’s available cash, is not less than the Required Amount and (iii) the amendment or replacement of the Sunoco Existing Credit Facilities in accordance with the Debt Commitment Letter are expressly acknowledged as permitted.

(c)

The Purchaser Parties shall keep the Company reasonably informed on a current basis of the status of its efforts to arrange and finalize the Debt Financing, and, upon reasonable request by the Company, the Purchaser Parties will provide the Company with information, in reasonable detail, with respect to the current status of all material activity concerning arranging and obtaining the Debt Financing. Without limiting the generality of the foregoing, the Purchaser Parties shall give the Company notice as soon as reasonably practicable: (i) of any actual breach or default by any party to the Debt Commitment Letter, any Financing Documents or the Sunoco Existing Credit Facilities of which the Purchaser Parties (or any of them) becomes aware; (ii) of the receipt of any written notice or other communication from any Debt Financing Source with respect to any actual breach, default, termination or repudiation by any party to the Debt Commitment Letter, any Financing Documents or the Sunoco Existing Credit Facilities; (iii) if for any reason the Purchaser Parties believe in good faith that they will not be able to obtain all or any portion of the Debt Financing; (iv) if the Debt Commitment Letter, any Financing Documents or the Sunoco Existing Credit Facilities expires or is terminated for any reason; and (v) if the Debt Commitment Letter, any Financing Documents or the Sunoco Existing Credit Facilities is amended, supplemented, replaced or terminated or if any waiver is granted in respect thereof, together with the applicable amendment, supplement, replacement or waiver (it being understood that (x) any fee letter (or amendment, supplement, replacement or waiver thereof) will be redacted on the same basis as contemplated by paragraph 28(a) of Appendix D and (y) public filing of such amendment, supplement, replacement or waiver with the SEC shall constitute delivery thereof). As soon as reasonably practicable after the date the Company delivers to any Purchaser Party a written request, the Purchaser Parties shall provide any information reasonably requested by the Company relating to any circumstance referred to in clause (i), (ii), (iii), (iv) or (v) of the immediately preceding sentence. The Purchaser Parties shall not be required to make a disclosure under this Section 4.13(c) to the extent that any such disclosure would be prohibited under applicable Laws or could reasonably be expected to result in a waiver of solicitor-client privilege.

(d)

If any portion of the Debt Financings becomes unavailable on the terms and conditions (including any applicable “market flex” provisions) contemplated by the Debt Commitment Letter or the Sunoco Existing Credit Facilities (unless such portion of the Debt Financings is not required to timely consummate the transactions contemplated by this Agreement and the Plan of Arrangement), the Purchaser Parties shall use their reasonable best efforts to arrange and obtain, as promptly as practicable, alternative financing from alternative sources which alternative financing shall: (i) provide for an aggregate commitment amount (for the avoidance of doubt, inclusive of the remaining commitment amount under the Debt Commitment Letter) that is sufficient to provide the Purchaser Parties, when taken together with available cash and available borrowings under the Sunoco Existing Credit Facilities, the Required Amount; and (ii) be subject to such terms and conditions as would not reasonably be expected to prevent, materially delay or otherwise materially impede the consummation of the Arrangement or the transactions contemplated hereby; provided that nothing contained in this Section 4.13(d) shall require, and in no event shall the reasonable best efforts of the Purchaser Parties be deemed or construed to require, the Purchaser Parties (or any of them) to pay any fees or any interest rates applicable to the Debt Financing in excess of those contemplated by the Debt Commitment Letters (after giving effect to the “market flex” provisions), or agree to terms, taken as a whole, materially less favorable to the Purchaser Corporate Group or the Company Corporate Group than the terms contained in or contemplated by the Debt Commitment Letters as of the date hereof.

The Purchaser Parties shall deliver to the Company true, correct and complete copies of such alternative commitments (including related term sheets and fee letters) when available; provided that any fee letter will be redacted on the same basis as contemplated by paragraph 28(a) of Appendix D. For the avoidance of doubt, the Purchaser Parties’ arranging and obtaining, in replacement of the Debt Financing, new or replacement financing in accordance with this Section 4.13(d) shall not modify or affect in any way any of the Company’s or the Purchaser Parties’ rights or obligations pursuant to this Agreement. In the event any alternative financing is obtained, all references herein to the “Debt Financing” or the “Sunoco Existing Credit Facilities”, as applicable, shall be deemed to include such alternative financing and all references herein to the “Debt Commitment Letter” or the “Sunoco Existing Credit Facilities”, as applicable, shall be deemed to include the applicable credit agreement(s), commitment letter(s) and any related fee letter(s) for the alternative financing.

(e)

The Purchaser Parties acknowledge and agree that the Purchaser Parties’ obtaining financing is not a condition to any of their respective obligations hereunder, regardless of the reasons why financing is not obtained or whether such reasons are within or beyond the control of the Purchaser Parties. For the avoidance of doubt, if any financing referred to in this Section 4.13 is not obtained, the Purchaser Parties will continue to be obligated to consummate the Arrangement, subject to and on the terms contemplated by this Agreement, subject to the applicable conditions set forth in Article 6.

4.14	Financing Assistance

(a)

The Company shall use reasonable best efforts to provide and to cause its Subsidiaries (and to use reasonable best efforts to cause its and their Representatives) to provide such customary and timely cooperation to the Purchaser Parties as the Purchaser Parties may reasonably request in connection with the arrangements by the Purchaser Parties to obtain the Debt Financings (provided that (i) such cooperation does not unreasonably interfere with the ongoing business operations of the Company or its Subsidiaries; (ii) other than any customary authorization letters and comfort letters described below, the Company shall not be required to execute or enter into, or cause any of its Subsidiaries or its or their Representatives to execute or enter into, any binding commitment or agreement which becomes effective prior to the Effective Time or which is not conditional on the completion of the Arrangement and does not terminate without liability to the Company or its Subsidiaries upon the termination of this Agreement; (iii) neither the Company Board nor any of the boards of directors (or equivalent bodies) of the Company’s Subsidiaries shall be required to approve or adopt any Debt Financing or Contracts related thereto (for the avoidance of doubt, excluding any customary authorization letters or comfort letters described below to the extent applicable) that would take effect prior to, or are not otherwise contingent upon the occurrence of, the Effective Time (and no such directors that shall not be continuing directors shall be required to take such action); (iv) no employee, officer or director of the Company or any of its Subsidiaries shall be required to take any action which would result in such Person incurring any personal liability (as opposed to liability in his or her capacity as an officer) with respect to any matters related to the Debt Financing (including the matters set forth below in items (i) through (x)); and (v) any actions taken as described in the following clauses shall be, and shall be deemed to be, a use of reasonable best efforts under this Section 4.14(a)), including:

(i)

making available to the Purchaser Parties, their Representatives and the Debt Financing Sources and their respective agents and advisors, (a) Required Financial Information that is Compliant; provided that (A) in the case of Required Financial Information contemplated in clause (a) of the definition thereof, such Required Financial Information shall be provided when it becomes available and shall not otherwise be qualified by “reasonable best efforts” as set forth in this Section 4.14(a) and (B) in the case of Required Financial Information contemplated in clause (b) or (c) of the definition thereof, such Required Financial Information shall be provided as soon as reasonably practicable following a written request by the Purchaser Parties with reasonable detail as to the Required Financial Information then requested, updating such Required Financial Information provided to the Purchasers and the Debt Financing Sources as may be necessary for such Required Financial Information to remain Compliant until completion of the Debt Financing and (b) customary authorization letters to the Debt Financing Sources authorizing the distribution of information to prospective lenders and other financing sources (without limiting the confidentiality restrictions noted below) and containing customary representations, including with respect to the presence or absence of material non-public information about the Company and regarding the accuracy of the information provided by, or with respect to, the Company;

(ii)

participating (and using reasonable best efforts to cause members of senior management of the Company with appropriate seniority and expertise to participate) in a reasonable number of meetings, conference calls, presentations, sessions, road shows, with the Debt Financing Sources and prospective lenders or investors, due diligence sessions and sessions with ratings agencies;

(iii)

reasonably assisting with the preparation of appropriate and customary materials for rating agency presentations, offering and syndication documents (including lender and investor presentations, offering memoranda, bank information memoranda and similar documents) and other customary marketing documents required in connection with the Debt Financing (“Financing Materials”);

(iv)

cooperating and providing information reasonably required by or for the benefit of the Debt Financing Sources in the context of due diligence and verification, in compliance with applicable requirements or customary practice;

(v)

providing the Purchaser Parties, the Debt Financing Sources and their respective Representatives reasonably timely and customary access, upon reasonable request and notice, to conduct site visits and inspections;

(vi)

as soon as practicable following request and at least four (4) Business Days prior to the Effective Date (provided the request is at least nine (9) Business Days prior to such time), providing the Purchaser Parties and any of the Debt Financing Sources with all documentation and other information required under applicable anti-money laundering laws, rules and regulations and know-your-client processes, including without limitation, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, and with respect to beneficial ownership;

(vii)

cooperating in the discharge of existing indebtedness and Liens of the Company and its Subsidiaries (which discharge for clarity shall not be required to take effect before, and may be subject to, closing of the Arrangement), including, without limitation, (A) obtaining customary debt pay-off letter(s) with respect to the Company Corporate Credit Facility and, unless the consent referred to in clause (viii) below has been obtained, the Company Project Financing, and appropriate documentation to release, discharge and terminate the guarantees and Liens of the Company and its Subsidiaries providing credit support under the Company Corporate Credit Facility and the Company Project Financing (if applicable) and delivering drafts of such pay-off letter(s) and release documentation to the Purchaser Parties for comment and review at least five (5) Business Days prior to the Effective Time and executed forms of such pay-off letters to the Purchaser Parties at least two (2) Business Days prior to the Effective Time, it being understood that such pay-off letters and release, discharge and termination documentation shall be reasonably satisfactory to the Purchaser Parties, (B) giving (by the date required under the Company Corporate Credit Facility or Company Project Financing, as applicable) any necessary notices (including notices of prepayment and commitment termination) to allow for the prepayment, payoff, discharge and termination in full of such credit facilities at the Effective Time and (C) cooperating with the Purchaser Parties and its lenders to arrange for the cash collateralization, backstop or other arrangements with respect to issued and outstanding letters of credit under the Company Corporate Credit Facility;

(viii)

at the request of the Purchaser Parties, use reasonable best efforts to obtain, subject to and with effect from the closing of the Arrangement, such consents, waivers or amendments as may be necessary or reasonably requested in order to allow the Company Project Financing to remain outstanding after the Effective Time without default or other breach resulting thereunder as a result of the consummation of the transactions contemplated by this Agreement or the go-forward operations of the Purchaser Corporate Group (including the Company and its Subsidiaries) following the Effective Time;

(ix)

cooperating with the preparation and negotiation of and entry into (which may be subject to and with effect from the closing of the Arrangement) and sending of definitive and ancillary documentation in connection with, and which may be subject to and with effect from the closing of the Arrangement, the Debt Financings, including the delivery (after the Effective Time or conditional upon the closing of the Arrangement) of any certificate, opinion or other document required to be delivered to the trustees of the indentures relating to the Parkland Existing Notes that will remain outstanding following the Effective Time in connection with the transactions contemplated by this Agreement; and

(x)

obtain from the Company’s registered public accounting firm that has audited the Company’s most recent audited financial statements, customary comfort letters and consents required in connection with any Debt Financing with respect to the financial statements and information described in Required Financial Information that is included in any offering document for which such comfort is customarily required, including customary confirmations (in customary form and scope and delivered at such customary times) of such accountants that they are prepared to issue any such comfort letter or consent subject to the completion of its customary procedures relating thereto and request that such attend accounting due diligence sessions and drafting sessions.

(b)	Without limiting the generality of the foregoing cooperation described in Section 4.14(a), with respect to the Parkland Existing Notes (the actions described below, “Parkland Existing Notes Actions”):

(i)

Within five (5) Business Days of receiving written notice from the Purchaser instructing the Company to (A) issue or cause to be issued a notice of optional redemption with respect to any series of the Parkland Existing Notes, which notice shall be conditioned upon the consummation of the transactions contemplated under this Agreement, the Company shall issue such conditional notice of redemption in respect of such series of the Parkland Existing Notes; provided that the Purchaser Parties and the Company agree that such notice shall be delivered in accordance with the requirements of, and only to the extent permitted by, the applicable indenture governing such series of the Parkland Existing Notes, including with respect to timing requirements relative to the redemption date and the conditionality of such notice; provided further that, within three (3) Business Days of receiving written notice from the Purchaser Parties instructing the Company to delay the redemption date in respect of a series of the Parkland

Existing Notes to a subsequent redemption date, the Company shall (in accordance with the terms of, and only to the extent permitted by, the applicable indenture) amend or otherwise modify the applicable redemption notice setting forth such new subsequent redemption date in respect of such series of the Parkland Existing Notes, (B) make a Change of Control Offer (as defined, or such similar term is defined, in the applicable indenture governing such series of the Parkland Existing Notes) with respect to any series of the Parkland Existing Notes in accordance with the requirements of the applicable indenture governing such series of the Parkland Existing Notes and conditioned upon the consummation of a Change of Control Triggering Event (as defined, or such similar term is defined, in the applicable indenture governing such series of the Parkland Existing Notes) occurring as a result of the consummation of the Arrangement, or (C) take any actions reasonably requested by the Purchaser, subject in each case to compliance with the terms of each applicable indenture governing the Parkland Existing Notes, to facilitate the satisfaction and/or the discharge of such Parkland Existing Notes by the Company on or following the Effective Time pursuant to the indentures governing such Parkland Existing Notes. Subject to the terms and conditions of this Agreement and the occurrence of the Effective Time, on the date that the Effective Time occurs, the Purchaser shall fund or cause to be funded, or as directed by the Company, an amount sufficient to satisfy in full all amounts due in connection with the redemption of any such series of the Parkland Existing Notes to be redeemed on such date pursuant to a conditional notice of redemption or Change of Control Offer, in each case, in accordance with the terms of the applicable indenture governing such series of the Parkland Existing Notes or such other arrangements (including pursuant to escrow agreements) as are reasonably satisfactory to the Purchaser Parties, the Company and the applicable trustee. To the extent the Company delivers a conditional notice of redemption or makes a Change of Control Offer in accordance with this Section 4.14(b) with respect to any series of the Parkland Existing Notes, the Company shall take such actions that are reasonably necessary to facilitate the redemption of each such series of the Parkland Existing Notes (or tendered portion thereof) pursuant to the terms of the applicable indenture, including the delivery of customary legal opinions and officer’s certificates to the trustee for such series of the Parkland Existing Notes, and, subject to Purchaser Parties’ satisfaction of its obligations under this Section 4.14(b), the Company shall redeem each such series of the Parkland Existing Notes (or tendered portion thereof) in accordance with the terms of the applicable indenture.

(ii)

As soon as reasonably practicable after the receipt of any written request by the Purchaser Parties to do so, and, in any event, subject to applicable Law and compliance with the terms of each applicable indenture governing the Parkland Existing Notes, the Company shall commence (and shall commence together with the applicable Purchaser Parties where such Purchaser Parties shall be offerors) offers to purchase or exchange all or a portion of the Parkland Existing Notes for securities of the Purchaser Parties, and/or consent solicitations to amend, eliminate or waive certain sections of any indenture governing a series of the Parkland Existing Notes as specified by the Purchaser Parties (the “Consent Solicitations”), on such terms and conditions, including pricing terms, that are specified and instructed by the Purchaser Parties (each a “Debt Tender Offer” and collectively, including the Consent Solicitations, the “Debt Tender Offers”) and the Purchaser Parties shall assist the Company in all material respects in connection therewith; provided, however, that the Company shall not be required to commence any Debt Tender Offer until the Purchaser shall have prepared and provided the Company with the necessary offer to purchase, related letter of transmittal, consent solicitation statement, supplemental indenture and other related documents in connection with such Debt Tender Offer (the “Debt Tender

Offer Documents”); provided, further, that the Purchaser Parties will consult with the Company regarding and afford the Company a reasonable time to review and comment on (A) the timing and commencement of the Debt Tender Offers and any early tender or early consent deadlines for the Debt Tender Offers in light of the regular financial reporting schedule of the Company (and the Purchaser Parties, as applicable) and (B) the Debt Tender Offer Documents and the material terms and conditions of the Debt Tender Offers and the Purchaser Parties shall give reasonable and good faith consideration to any comments made by the Company. The Company shall amend the terms of any Debt Tender Offer or waive any of the conditions relating to any Debt Tender Offer to be made by the Company as may be reasonably requested by the Purchaser Parties in writing and shall not, without the written consent of the Purchaser Parties, waive any condition to any such Consent Solicitation or make any changes to any such Consent Solicitation other than as consented to or approved by the Purchaser Parties. The terms and conditions specified by the Purchaser Parties for the Debt Tender Offers (or waiver or amendment thereof) shall be in compliance in all material respects with applicable law and the terms of the applicable indenture. The closing of each Debt Tender Offer shall be expressly conditioned on the occurrence of the Effective Time (and shall occur after the Effective Time), and the parties hereto shall use their reasonable best efforts to cause each Debt Tender Offer to close as promptly as practicable after the Effective Time and none of the Parkland Existing Notes shall be required to be purchased until after the Effective Time; provided, however, that if the Purchaser Parties (1) requests in writing that one or more Debt Tender Offers be consummated at or prior to the Effective Time and (2) agrees to irrevocably and unconditionally pay for such Debt Tender Offers as contemplated by this Section 4.14(b)(ii) and by Section 4.14(f) upon such consummation, then the parties shall use their reasonable best efforts to cause such Debt Tender Offers to be consummated as of the time so requested by the Purchaser Parties. The Company shall provide and shall use its reasonable best efforts to cause its Representatives to provide all cooperation reasonably requested by the Purchaser Parties in connection with the Debt Tender Offers, including assistance with the preparation by the Purchaser Parties of one or more offering memoranda, offers to purchase and consent solicitation statements, letters of transmittal and consents (if required), press releases, purchase agreements, dealer manager agreements and other documentation customary to transactions similar to a Debt Tender Offer. Subject to the terms and conditions of this Agreement and the occurrence of the Effective Time, the Purchaser Parties shall pay any consent fee payable in connection with such Debt Tender Offer and/or fund or cause to be funded to, or as directed by the Company, an amount sufficient to satisfy in full all amounts due in connection with the redemption of any such series of the Parkland Existing Notes to be redeemed, exchanged or otherwise retired on such date as a result of such Debt Tender Offer in accordance with the terms of the applicable indenture governing such series of the Parkland Existing Notes or enter into such other arrangements (including pursuant to escrow agreements) as are reasonably satisfactory to the Purchaser Parties, the Company and the applicable trustee.

(c)

The Company acknowledges that, in connection with the Debt Financings and Parkland Existing Notes Actions, the Purchaser Parties may have confidential discussions concerning this Agreement or the Arrangement with the Debt Financing Sources, rating agencies, prospective lenders, prospective or existing investors and trustees and each of their agents and advisors during syndication of the Debt Financings (including any replacement or alternative financing) and/or the pendency of such Parkland Existing Notes Actions and that confidential or otherwise non-public information may be provided to the Debt Financing Sources, rating agencies, prospective lenders, prospective or existing investors and trustees and each of their agents and advisors, and the Company consents to the Purchaser Parties and its Affiliates and Representatives having such discussions and providing such information provided that such Debt Financing Sources, rating agencies, prospective lenders, prospective or existing investors and trustees and each of their respective agents and advisors agree to keep any applicable confidential information concerning the Company or its Subsidiaries confidential including through ‘click through’ confidentiality agreements and confidentiality provisions contained in customary bank books.

(d)

Without limiting the generality of the foregoing, the Company consents to the use of all logos of the Company and its Subsidiaries in any Financing Materials used in connection with the Debt Financings and any similar materials used in connection with any Parkland Existing Notes Actions; provided, that such logos are: (i) used (A) solely in a manner that is not intended, or reasonably likely, to harm or disparage the Company or its Subsidiaries or the reputation or goodwill of the Company or its Subsidiaries, and (B) solely in connection with a description of the Company, its business and products or the transactions contemplated by this Agreement (including the Debt Financings); or (ii) used in any other manner as may be approved by the Company from time to time.

(e)

None of the Company or its Subsidiaries shall be required to: (i) pay any commitment, consent or other similar fee, incur any liability, or provide or agree to provide any indemnity in connection with the Debt Financings or the Parkland Existing Notes Actions prior to the Effective Time that is not indemnified or reimbursed pursuant to Section 4.14(f); (ii) take any action or do anything that would: (A) contravene any applicable Laws or its organizational or constating documents in effect as of the date of this Agreement; (B) materially breach or would result in a default under any Material Contract to which the Company or its Subsidiaries is party (provided that such Material Contract is not entered into solely for the purpose of circumventing the cooperation contemplated herein); (C) cause any breach of this Agreement that would provide the Purchaser Parties with the right to terminate this Agreement or seek indemnity, reimbursement of expenses or the payment of the Purchaser Termination Fee under the terms hereof; or (D) reasonably be expected to prevent, materially delay or otherwise materially impede the consummation of the Arrangement or the transactions contemplated hereby; (iii) disclose any information that would result in the disclosure of any trade secrets or similar information or violate any obligations of the Company or its Subsidiaries with respect to confidentiality that are owed to any third party; provided, the Company shall, and shall cause its Subsidiaries to, notify the Purchaser Parties if any documentation and information is being so withheld and provide a general description of such withheld documentation or information, in each case, to the extent permitted under the applicable obligation of confidentiality; or (iv) waive or amend any terms of this Agreement. Nothing in this Agreement will require any Representative of the Company or any of its Subsidiaries to deliver any certificate or opinion or take any other action pursuant to this Section 4.14 that would or would reasonably be expected to result in personal liability to such Representative.

(f)

The Purchaser Parties shall, promptly upon request by the Company (and in any event following termination of this Agreement): (i) reimburse the Company or its Subsidiaries for all reasonable and documented out-of-pocket costs (including reasonable and documented out-of-pocket legal and accounting fees) incurred by the Company or its Subsidiaries in connection with any of the actions contemplated by this Section 4.14; and (ii) shall indemnify and hold harmless the Company or its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 4.14 or in connection with the Debt Financings or the Parkland Existing Notes Actions, in each case, other than in connection with any information supplied by or on behalf of the Company or any of its Subsidiaries (or which relates to the Company or any of its Subsidiaries which is approved in writing by the Company or any Subsidiary (including by email)) or to the extent resulting from the Company’s or any of its Subsidiaries’ fraud, gross negligence or willful misconduct.

(g)

For the avoidance of doubt, the Purchaser Parties may, to most effectively access the financing markets, request the cooperation of the Company and its Subsidiaries under this Section 4.14 at any time, and from time to time on multiple occasions, between the date hereof and the Effective Time.

(h)

The Parties agree that subject to the Company’s compliance with Section 2.14, (i) a breach by the Company of its obligations under this Section 4.14 (other than as required by Section 4.14(a)(i) , Section 4.14(a)(vi), Section 4.14(a)(vii), Section 4.14(a)(x) or Section 4.14(b)(i) with respect to the satisfaction and discharge or redemption in full of the Existing 2026 Notes upon the Effective Time) shall not constitute a breach of this Agreement for purposes of Section 6.2(b) unless such breach is a material breach and directly results in the Debt Financing not being available to the Purchaser Parties prior to or at the Effective Time, and (ii) a breach by the Company or its Subsidiaries of their obligations under Section 4.14(a)(i), Section 4.14(a)(vi), Section 4.14(a)(vii), Section 4.14(a)(x) or Section 4.14(b)(i) with respect to the satisfaction and discharge or redemption in full of the Existing 2026 Notes upon the Effective Time shall not constitute a breach of this Agreement for purposes of Section 6.2(b) unless such breach results in the Debt Financing not being available to Purchaser Parties prior to or at the Effective Time.

4.15	Debt Financing Sources

Notwithstanding anything in this Agreement to the contrary, each of the Parties to this Agreement on behalf of itself, its Affiliates and their respective directors, officers, employees, controlling persons, agents or other Representatives, hereby:

(a)	agrees, without limiting the Purchaser Parties’ rights and remedies against the Debt Financing Sources under the Debt Commitment Letters, that:

(i)

no Debt Financing Party will have any obligation or liability (whether in contract or in tort, in law or in equity or otherwise) to the Company or any of its Affiliates relating to or arising out of this Agreement, the Debt Financings or any of the transactions contemplated hereby or thereby or the performance of any services thereunder; and

(ii)

this Agreement may only be enforced against, and any claim, action or other proceeding that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the Persons that are expressly identified as the Parties to this Agreement;

(b)

agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether at law or in equity, whether in contract or in tort or otherwise, against any Debt Financing Party in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including but not limited to any dispute arising out of or relating in any way to the Debt Financing or the performance thereof or the transactions contemplated thereby, in any forum other than exclusively in the Supreme Court of the State of New York, County of New York, or, if under applicable Law exclusive jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof);

(c)	submits for itself and its property with respect to any such action to the exclusive jurisdiction of such courts referred to in Section 4.15(b);

(d)

agrees that service of process, summons, notice or document by registered mail addressed to it at its address provided in Section 9.1 shall be effective service of process against it for any such action brought in any such court referred to in Section 4.15(b);

(e)

irrevocably waives, to the fullest extent permitted by Law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such action in any such court referred to in Section 4.15(b);

(f)	agrees that a final judgment in any such action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law;

(g)

agrees that any claim, controversy or dispute of any kind or nature (whether based upon contract, tort or otherwise) involving a Debt Financing Party that is in any way related to this Agreement, the Arrangement or any of the transactions contemplated by this Agreement, including but not limited to any dispute arising out of or relating in any way to the Debt Financing shall be governed by, and construed in accordance with, the Laws of the State of New York without regard to conflict of law principles (other than Sections 5-1401 and 5-1402 of the New York General Obligations Law);

(h)

IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM AGAINST ANY DEBT FINANCING PARTY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE TRANSACTION DOCUMENTS AND THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY OR ARISING OUT OF OR RELATING TO THE DEBT FINANCING OR ANY OF THE TRANSACTIONS CONTEMPLATED THEREBY; and

(i)

agrees that no amendment or waiver of this Section 4.15, Section 8.2(d) Section 9.10(a) or Section 9.10(d)(i) (or the definitions used herein or therein) shall be effective to the extent such amendment or waiver is adverse to the Debt Financing Parties without the prior written consent of the Debt Financing Sources party to the Debt Commitment Letter as of such date.

4.16	Pre-Acquisition Reorganization

(a)

Subject to Section 4.16(b), the Company agrees that, upon request of the Purchaser Parties, the Company shall use commercially reasonable efforts to: (i) perform such reorganizations of its corporate structure, capital structure, business, operations and assets or such other transactions as the Purchaser Parties may request, acting reasonably (each a “Pre-Acquisition Reorganization”), (ii) cooperate with the Purchaser Parties and their advisors to determine the nature of the Pre-Acquisition Reorganizations that might be undertaken and the manner in which they would most effectively be undertaken; and (iii) cooperate with the Purchaser Parties and their advisors to seek to obtain consents or waivers which might be required, including, if applicable, from the Company’s or its Subsidiaries’ lenders under existing debt documentation in connection with any Pre-Acquisition Reorganization, provided that such consents or waivers have been set out in the notice delivered to the Company pursuant to Section 4.16(c).

(b)	The Company will not be obligated to participate in any Pre-Acquisition Reorganization under Section 4.16(a) unless such Pre-Acquisition Reorganization:

(i)

can be completed as close as reasonably practicable to the Effective Date, and can be reversed or unwound, without incurring any costs or expenses that are not subject to reimbursement or indemnification pursuant to Section 4.16(d) and without adversely affecting the Company, any of its Subsidiaries or the Company Securityholders, in the event the Arrangement is not completed;

(ii)	is not prejudicial to the Company or Company Securityholders;

(iii)	does not require the Company to obtain the approval of Company Securityholders;

(iv)	does not reduce or change the amount or form of the Consideration provided for under the Arrangement;

(v)	does not prevent or impair the ability of the Company or the Purchaser Parties to complete, and will not delay the completion of, the Arrangement;

(vi)

does not require the Company or any of its Subsidiaries to take any action that could reasonably be expected to result in Taxes being imposed on, or any adverse Tax or other consequences to, Company Securityholders incrementally greater than the Taxes or other consequences to such party in connection with the completion of the Arrangement in the absence of action being taken pursuant to Section 4.16(a);

(vii)

does not result in any breach by the Company or any of its Subsidiaries of any Material Contract (unless the counterparty to such Material Contract has pre-emptively waived any such breach) or any breach by the Company or any of its Subsidiaries of their respective Constating Documents, organizational documents or Law or require any consents or waivers (including, if applicable from the counterparties to such Material Contracts or from the Company’s or its Subsidiaries’ lenders, trustees or noteholders under existing debt documentation) that have not been obtained;

(viii)	does not, in the opinion of the Company, acting reasonably and in good faith, interfere with the ongoing operations of the Company or any of its Subsidiaries;

(ix)

does not require the directors, officers, employees or agents of the Company or its Subsidiaries to take any action in any capacity other than as a director, officer, employee or agent or that would reasonably be expected to result in any such director, officer, employee or agent incurring personal liability;

(x)	does not result in the withdrawal or material modification of the Fairness Opinions; and

(xi)

other than with the consent of the Company (not to be unreasonably withheld, conditioned or delayed), shall not become effective unless the Purchaser Parties have waived or confirmed in writing the satisfaction of all conditions in their favour under this Agreement and shall have confirmed in writing that they are prepared, and able to promptly and without condition proceed, to effect the Arrangement.

(c)

The Purchaser Parties must provide written notice to the Company of any proposed Pre-Acquisition Reorganization at least fifteen (15) Business Days prior to the Effective Date. Upon receipt of such notice, the Company and the Purchaser Parties shall work cooperatively and use their commercially reasonable efforts to prepare prior to the Effective Time all documentation necessary and do such other acts and things as are necessary to give effect to such Pre-Acquisition Reorganization, including any amendment to this Agreement or the Plan of Arrangement (provided that such amendments do not require the Company to obtain approval of the Company Securityholders).

(d)

The Purchaser Parties shall: (i) forthwith reimburse the Company for all out-of-pocket costs and expenses incurred in connection with any proposed Pre-Acquisition Reorganization, including any costs incurred by the Company to restore the organizational structure of the Company to an identical structure of the Company as of immediately prior to the implementation of any Pre-Acquisition Reorganization including in connection with or as a result of restoring the organizational structure of the Company to an identical structure of the Company as of immediately prior to the implementation of any Pre-Acquisition Reorganization and legal fees of legal counsel to the Company or any of its Subsidiaries; and (ii) indemnify the Company, any of its Subsidiaries and their Representatives, on an after-Tax basis, for all direct and indirect liabilities, losses, Taxes, damages, claims, costs, expenses, interest awards, judgements and penalties suffered or incurred by any of them in connection with or as a result of any Pre-Acquisition Reorganization (other than those costs and expenses reimbursed in accordance with the foregoing clause (i)). The indemnification obligations contained in this Section 4.16(d) shall survive indefinitely notwithstanding the termination of this Agreement.

(e)

The Purchaser Parties agree that any Pre-Acquisition Reorganization will not be considered in determining whether a representation, warranty, covenant or agreement of the Company under this Agreement has been breached (including where any such Pre-Acquisition Reorganization requires the consent of any third party under a Contract).

4.17	Title Insurance

The Purchaser may prior to the Effective Time, elect to acquire owner’s and/or lender’s title insurance policies with respect to any Company Owned Real Property at the Purchaser’s sole cost and expense. The Company shall provide, or cause the applicable Subsidiary to provide, copies of any existing title insurance policies to the extent in the Company’s possession or control in respect of any of the Company Owned Real Property promptly upon request by the Purchaser.

4.18	Purchaser Parties Organizational Matters

Purchaser Holdco Board Representation

(a)	On the Effective Date, a current member of the Company Board selected by Purchaser Holdco shall be appointed to the board of directors of the managing member of Purchaser Holdco for a 12 month term.

Indemnification of Purchaser Holdco for Certain Liabilities

(b)

From and after the Effective Time, Sunoco hereby agrees to indemnify and save harmless, on an after-Tax basis, Purchaser Holdco from all actual losses suffered or incurred by the Purchaser Holdco as a result of an Indemnified Liability; provided that Sunoco shall have no liability hereunder in respect of any Claims unless Purchaser Holdco shall have delivered an Indemnity Notice in respect of such Claim following the Effective Date and within two (2) years from the Effective Date (in the case of any Claim that does not relate to Taxes) or within the period ending six (6) months after the end of the statutory assessment or reassessment period applicable to the Tax period in respect of which the Claim relates (in the case of any Claim that relates to Taxes).

(c)

If any claim, proceeding or other matter (a “Claim”) is made against Purchaser Holdco by a third party for which Purchaser Holdco may be entitled to indemnification under Section 4.18(b), Purchaser Holdco shall give notice (the “Indemnity Notice”) to Sunoco specifying the particulars of such Claim within 20 days after it receives notification of the Claim. Sunoco shall have the right to participate in any negotiations or proceedings with respect to such Claim. Purchaser Holdco shall not settle or compromise any such Claim without the prior written consent of Sunoco, such consent not to be unreasonably withheld or delayed. If Sunoco has not, within 20 Business Days after the giving of the Indemnity Notice, given notice to Purchaser Holdco that Sunoco wishes to dispute such Claim, then Purchaser Holdco may assume the defence of such Claim. If Sunoco does give such a notice, Sunoco shall have the right to assume the defence of such Claim and to defend such Claim in the name of Purchaser Holdco. Purchaser Holdco shall provide to Sunoco all files, books, records and other information in its possession or control which may be relevant to the defense of such Claim.

The indemnification obligations contained in this Section 4.18(b) and Section 4.18(c) shall survive the termination of this Agreement.

Post-Closing Distribution Equivalency

(d)

(i) For the two year period following the Effective Date (the “Equalization Period”), Purchaser Holdco shall, each time that Sunoco declares and pays a distribution on Sunoco Common Units, declare and pay, with a corresponding record date and payment date, on each Purchaser Holdco Unit an amount or other consideration equal to 100% of the distributions paid by Sunoco on each Sunoco Common Unit ; (ii) for the Equalization Period, Sunoco shall ensure that Purchaser Holdco shall at all applicable times have sufficient cash available necessary to pay the distributions contemplated by clause (i) above; and (iii) Sunoco shall ensure that Purchaser Holdco shall have sufficient cash or financial capacity necessary to pay when due all expenses, obligations and liabilities of Purchaser Holdco (other than income Taxes) arising in the Ordinary Course incurred in or attributable to the period starting on the Effective Date and ending on the earlier of the end of the Equalization Period and a customarily defined “trigger event”, as of the date that such expenses, obligations and liabilities become due and payable, regardless of when payable (without duplication of the operation of the foregoing clause (ii)) with no liability of Purchaser Holdco to Sunoco for such cash and, for greater certainty, without the issuance by Purchaser Holdco of any of its securities for such cash. During the Equalization Period, in the event of: (x) any subdivision, redivision, stock split or other similar change resulting in each Sunoco Common Unit representing or being exchanged for a greater number of Sunoco Common Units; (y) any consolidation, reverse stock split or other similar change resulting in each Sunoco Common Unit representing or being exchanged for a smaller number of Sunoco Common Units (each, an “Adjustment”) is made in the Equalization Period, corresponding adjustments to the Purchaser Holdco Units shall be made and/or distributions on the Purchaser Holdco Units shall be adjusted in order to provide for equalization of the distributions referred to in clause (i) above on the Sunoco Common Units and the Purchaser Holdco Units taking into account the Adjustment. For the avoidance of doubt, expenses will not be deemed in the Ordinary Course to the extent they relate to any activities engaged in by Purchaser Holdco other than Purchaser Holdco’s business of becoming and continuing as a publicly traded entity that owns, directly and indirectly, interests in Sunoco and managing Sunoco’s business and affairs and activities incidental thereto (which unrelated activities will include any investments in any Person other than Sunoco and its Subsidiaries and any financing activities the proceeds of which are not contributed to Sunoco for the benefit of the Sunoco business).The provisions of this Section 4.18(d) shall survive the termination of this Agreement.

Purchaser Holdco Reorganization

(e)

Sunoco shall forthwith following the Effective Time reimburse the Purchaser Holdco for all out-of-pocket costs and expenses incurred in connection with the Purchaser Holdco Reorganization to the extent incurred but not paid prior to the Effective Time.

(f)	The Purchaser Parties shall implement the Purchaser Holdco Reorganization on or prior to the Effective Date.

Article 5

Additional Covenants Regarding Non-Solicitation

5.1	Non-Solicitation

(a)	Except as provided in this Article 5, the Company shall not and shall cause its Subsidiaries not to, directly or indirectly, through any Representative of the Company or any of its Subsidiaries:

(i)

solicit, assist, initiate, knowingly encourage or otherwise knowingly facilitate (including by way of furnishing or providing copies of, access to, or disclosure of, any confidential information of the Company or any of its Subsidiaries or entering into any form of agreement, arrangement or understanding) any inquiry, proposal or offer (whether public or otherwise) that constitutes or could reasonably be expected to constitute or lead to an Acquisition Proposal;

(ii)

enter into, engage in or otherwise participate in any negotiations with any Person (other than the Purchaser Parties and their Affiliates) regarding any inquiry, proposal or offer that constitutes or could reasonably be expected to constitute or lead to an Acquisition Proposal, provided that, the Company may:

(A)	advise any Person of the existence of, and restrictions under, this Agreement;

(B)

communicate with any Person for the purposes of ascertaining facts from such Person or clarifying the terms of any inquiry, proposal or offer made by such Person (including with respect to an Acquisition Proposal), provided a summary of such communication is subsequently provided to the Purchaser Parties; or

(C)	advise any Person making an Acquisition Proposal that the Company Board and/or the Company Special Committee have determined that such Acquisition Proposal does not constitute a Superior Proposal;

(iii)	make a Company Change in Recommendation; or

(iv)

accept or enter into, or publicly propose to accept or enter into, any agreement or arrangement with any Person in respect of an Acquisition Proposal (other than a confidentiality agreement permitted by and in accordance with Section 5.3).

(b)

The Company shall, and shall cause its Subsidiaries and its and their Representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion, negotiation, or other activities commenced prior to the date of this Agreement with any Person (other than the Purchaser Parties) with respect to any inquiry, proposal or offer that constitutes, or could reasonably be expected to constitute or lead to, an Acquisition Proposal, and in connection therewith, the Company must:

(i)

promptly discontinue access to and disclosure of all confidential information of the Company or any of its Subsidiaries to any Person other than the Purchaser Parties and their Affiliates and their respective Representatives; and

(ii)	in accordance with the applicable confidentiality agreement, promptly request, and exercise all rights it or any of its Subsidiaries have to require:

(A)

the return or destruction of all copies of any confidential information regarding the Company or any of its Subsidiaries provided to any Person other than the Purchaser Parties and their Affiliates and their respective Representatives that has entered into a confidentiality agreement with the Company or any of its Subsidiaries since December 31, 2023; and

(B)	the destruction of all material including or incorporating or otherwise reflecting such confidential information regarding the Company or any of its Subsidiaries,

in each case, to the extent that such information has not previously been returned or destroyed and using commercially reasonable efforts to ensure that such requests are fully complied with in accordance with the terms of such rights or entitlements.

(c)	The Company covenants and agrees:

(i)	that the Company shall take commercially reasonable actions to enforce each confidentiality, standstill or similar agreement or covenant to which the Company or any of its Subsidiaries is a party; and

(ii)

not to release, and cause its Subsidiaries not to release, any Person from, or waive, amend, suspend or otherwise modify such Person’s obligations respecting the Company or any of its Subsidiaries under any confidentiality, standstill, non-disclosure, use, business purpose or similar agreement or covenant to which the Company or any of its Subsidiaries is a party, without the prior written consent of the Purchaser Parties (it being acknowledged by the Purchaser Parties that the automatic termination or release of any standstill restrictions of any such agreements as a result of entering into and announcing this Agreement shall not be a violation of this Section 5.1(c) and provided further for greater certainty that this Section 5.1(c) shall not prevent the Company Board and/or Company Special Committee from considering an Acquisition Proposal from a Person that has entered into a confidentiality agreement pursuant to Section 5.3 and accepting a Superior Proposal that might be made by any such Person).

5.2	Notification of Acquisition Proposals

If the Company or any of its Subsidiaries or any of their Representatives, receives or otherwise becomes aware of any inquiry, proposal or offer that constitutes or could reasonably be expected to constitute or lead to an Acquisition Proposal, or any request for copies of, access to, or disclosure of, confidential information relating to the Company or any of its Subsidiaries, the Company shall:

(a)

promptly (and in any event within one (1) Business Day) notify the Purchaser Parties, at first orally, and then as soon as practicable in writing, of such Acquisition Proposal, inquiry, offer or request, including summaries of all material or substantive written documentation, correspondence or other written material received in respect of, from or on behalf of such Persons making the Acquisition Proposal; and

(b)

keep the Purchaser Parties reasonably informed of the status of developments and, to the extent permitted by Section 5.3, discussions and negotiations with respect to any Acquisition Proposal, inquiry, offer or request, including any material or substantive changes, modifications or other amendments to any such Acquisition Proposal, inquiry, offer or request.

5.3	Responding to an Acquisition Proposal

Notwithstanding Section 5.1, or any other agreement between the Parties or between the Company and any other Person, if at any time prior to the approval of the Arrangement Resolution, the Company receives an unsolicited Acquisition Proposal not resulting from a breach of this Article 5, the Company may engage in or participate in discussions or negotiations with such Person regarding such Acquisition Proposal, and may provide copies of, access to or disclosure of confidential information of the Company or any of its Subsidiaries to such Person, if and only if:

(a)

the Company Board and the Company Special Committee first determine in good faith, after consultation with their financial advisors and their legal counsel that such Acquisition Proposal constitutes or could reasonably be expected to constitute or lead to a Superior Proposal;

(b)	such Person was not restricted from making such Superior Proposal pursuant to an existing standstill or similar agreement entered into with the Company;

(c)	the Company has been, and continues to be, in material compliance with its obligations under this Article 5;

(d)

before providing any such copies, access or disclosure, the Company has entered into a confidentiality agreement with such Person that is on terms that are no less restrictive to such Person and its affiliates than those found in the Confidentiality Agreement provided that the standstill obligations shall expire no earlier than 12 months after the date of such confidentiality agreement, and any such copies, access or disclosure provided to such Person shall have been or shall be promptly provided to the Purchaser Parties;

(e)

before providing any such copies, access or disclosure, the Company provides the Purchaser Parties with a true, complete and final executed copy of the confidentiality agreement referred to in Section 5.3(d); and

(f)

the Company promptly provides the Purchaser Parties with access to, or otherwise makes available to the Purchaser Parties, any non-public information concerning the Company and its Subsidiaries provided to such other Person which was not previously made available to the Purchaser Parties.

5.4	Right to Match

(a)

If the Company receives an Acquisition Proposal that constitutes a Superior Proposal prior to the approval of the Arrangement Resolution by the Company Shareholders, the Company Board may authorize the Company to enter into a definitive agreement with respect to such Superior Proposal or may make a Company Change in Recommendation, if and only if:

(i)

the Person making the Superior Proposal was not restricted from making such Superior Proposal pursuant to an existing standstill or similar agreement entered into with the Company or any of its Subsidiaries;

(ii)	the Company has been, and continues to be, in compliance in all material respects with its obligations under this Article 5;

(iii)

the Company has delivered to the Purchaser Parties a written notice of the determination of the Company Board and the Company Special Committee that such Acquisition Proposal constitutes a Superior Proposal and of the intention to enter into a definitive agreement with respect to such Superior Proposal or make a Company Change in Recommendation, together with a written notice from the Company Board regarding the value and financial terms that the Company Board, in consultation with its financial advisors, has determined should be ascribed to any non-cash consideration offered under such Acquisition Proposal (a “Superior Proposal Notice”);

(iv)

the Company or its Representatives have provided to the Purchaser Parties a copy of the proposed definitive agreement with respect to the Superior Proposal (including any financing commitments or other documents in possession of the Company and its Representatives containing material terms and conditions of such Superior Proposal);

(v)

at least five full Business Days (the “Matching Period”) have elapsed from the later of the date on which the Purchaser Parties received the Superior Proposal Notice and the date on which the Purchaser Parties received a copy of the proposed definitive agreement with respect to the Superior Proposal including any financing commitments or other documents in possession of the Company and its Representatives containing material terms and conditions of such Superior Proposal from the Company;

(vi)

during any Matching Period, the Purchaser Parties have had the opportunity (but not the obligation), in accordance with Section 5.4(b), to offer to amend this Agreement and the Arrangement in order for such Acquisition Proposal to cease to be a Superior Proposal;

(vii)

after the Matching Period, the Company Board and the Company Special Committee have determined in good faith, after consultation with their outside legal counsel and financial advisors, that such Acquisition Proposal continues to constitute a Superior Proposal compared to the terms of the Arrangement (and, if applicable, as proposed to be amended by the Purchaser Parties under Section 5.4(b)) and the failure of the Company Board to take such action with respect to such Superior Proposal would be inconsistent with its fiduciary duties to the Company; and

(viii)	prior to or concurrently with entering into such definitive agreement the Company terminates this Agreement pursuant to Section 7.2(a)(iii)(B) and concurrently pays the Purchaser Termination Fee.

(b)	During the Matching Period, or such longer period as the Company may approve in its sole discretion and in writing for such purpose:

(i)	the Purchaser Parties shall have the opportunity (but not the obligation) to offer to amend this Agreement and the Arrangement;

(ii)

the Company Board and the Company Special Committee shall, in good faith and in consultation with their outside legal counsel and financial advisors, review any offer made by the Purchaser Parties to amend the terms of this Agreement and the Arrangement in Order to determine whether such proposal would, upon acceptance, result in the Acquisition Proposal previously determined to constitute a Superior Proposal ceasing to be a Superior Proposal; and

(iii)

the Company shall, and shall cause its Representatives to, negotiate in good faith with the Purchaser Parties to make such amendments to the terms of this Agreement and the Arrangement as would enable the Purchaser Parties to proceed with the transactions contemplated by this Agreement on such amended terms.

If, as a consequence of the foregoing, the Company Board and the Company Special Committee determine that such Acquisition Proposal would cease to be a Superior Proposal, the Company shall promptly so advise the Purchaser Parties and the Company and the Purchaser Parties shall amend this Agreement to reflect such offer made by the Purchaser Parties and shall take or cause to be taken all such actions as are necessary to give effect to the foregoing.

(c)

Each successive amendment or modification to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Company Shareholders or other material terms or conditions thereof shall constitute a new Acquisition Proposal for purposes of this Section 5.4, and to the extent such new Acquisition Proposal is determined to be a Superior Proposal, the Purchaser Parties shall be afforded a new five Business Day Matching Period from the later of the date on which the Purchaser Parties received a new Superior Proposal Notice and the date on which the Purchaser Parties received from the Company a copy of the definitive agreement and all of the materials referred to in Section 5.4 with respect to each such new Superior Proposal.

(d)	The Company Board shall promptly (and in any event within one (1) Business Day) reaffirm the Company Board Recommendation by way of a press release issued by the Company after:

(i)	any public announcement that an Acquisition Proposal has been determined not to be a Superior Proposal; or

(ii)	the Company Board determines that a proposed amendment to the terms of this Agreement as contemplated under Section 5.4(b) would result in an Acquisition Proposal no longer being a Superior Proposal.

(e)

If the Company provides a Superior Proposal Notice to the Purchaser Parties after a date that is less than ten Business Days before the Company Meeting, the Company shall be entitled to, and shall upon request from the Purchaser Parties, postpone the Company Meeting to a date that is not more than ten Business Days after the scheduled date of the Company Meeting, but in any event to a date that is less than ten Business Days prior to the Outside Date.

5.5	Permitted Disclosure

Notwithstanding anything to the contrary set forth in this Agreement (including this Article 5), nothing shall prohibit the Company Board from:

(a)

(i) responding through a directors’ circular or otherwise as required by Law to an Acquisition Proposal provided that the Company shall provide the Purchaser Parties and their outside legal counsel with a reasonable opportunity to review and comment on the form and content of such circular or other disclosure and shall give reasonable consideration to comments made by the Purchaser and its outside legal counsel; (ii) calling or holding a meeting of Company Shareholders requisitioned by any Company Shareholder in accordance with the ABCA, provided that any such meeting does not occur until after the Company Meeting; or (iii) taking any action to fulfill its disclosure or legal obligations to Company Shareholders prior to the Effective Time if the Company Board, after consultation with outside legal counsel and financial advisers, has determined in good faith that a failure to take such action or make such disclosure would reasonably be expected to be inconsistent with the Company Board’s exercise of its fiduciary duties or such action or disclosure is otherwise required under applicable Law or ordered or otherwise mandated by a court of competent jurisdiction in accordance with applicable Law, provided that notwithstanding that the Company Board may be permitted to take any such action or make such disclosure under (i), (ii) or (iii), the Company Board shall not be permitted to make a Company Change in Recommendation other than as permitted by Section 5.4(a) or Section 5.5(b); or

(b)

making a Company Change in Recommendation resulting solely from the occurrence of a Purchaser Material Adverse Effect (a “Specified Change in Recommendation”), which, for greater certainty, shall not give rise to a termination right pursuant to Section 7.2(a)(iv)(B) nor shall it constitute a Purchaser Damages Event.

5.6	Actions of Representatives

Any violation of the restrictions set forth in Article 5 by the Company’s Subsidiaries or the Company’s or its Subsidiaries’ respective Representatives shall be deemed to be a breach of Article 5 by the Company. Furthermore, the Company shall be responsible for any breach of Article 5 by its Subsidiaries and its and their respective Representatives.

Article 6

Conditions

6.1	Mutual Conditions Precedent

The Parties are not required to complete the Arrangement unless each of the following conditions is satisfied on or prior to the Effective Time, which conditions may only be waived, in whole or in part, by the consent of the Parties:

(a)	the Arrangement Resolution has been approved at the Company Meeting in accordance with the Interim Order;

(b)

the Interim Order and the Final Order have each been obtained on terms consistent with this Agreement, and have not been set aside or modified in a manner unacceptable to any of the Parties, each acting reasonably, on appeal or otherwise;

(c)	no Law is in effect which prevents, prohibits or makes the completion of the Arrangement illegal or otherwise prohibits or enjoins the Company or the Purchaser Parties from completing the Arrangement;

(d)	the Key Regulatory Approvals (other than the Foreign Antitrust and Investment Law Approvals) have been received or obtained and are in full force and effect;

(e)

the Exchange Approval has been received and is in full force and effect and any registration statement(s) required to be filed and declared effective by the SEC to obtain the Exchange Approval or in connection with any Alternative Structure in accordance with Section 2.14, shall have been declared effective by the SEC under applicable law and remain effective (and to the extent required or advisable in connection with any Alternative Structure in accordance with Section 2.14, the applicable offer period and any extensions thereof required by applicable securities laws shall have expired); and

(f)

the Articles of Arrangement to be filed with the Registrar under the ABCA in accordance with the Arrangement shall be in a form and content satisfactory to the Company and the Purchaser Parties, each acting reasonably.

6.2	Additional Conditions Precedent to the Obligations of the Purchaser Parties

The Purchaser Parties are not required to complete the Arrangement unless each of the following conditions is satisfied, which conditions are for the exclusive benefit of the Purchaser Parties and may only be waived, in whole or in part, by the Purchaser Parties in their sole discretion:

(a)

(i) each of the representations and warranties made by the Company and set out in (A) Appendix C Sections 1 [Organization and Corporate Power of Company], 2 [Organization and Requisite Power of Company Material Subsidiaries], 3 [Corporate Authorizations] and 8 [Execution and Binding Obligation] are true and correct in all material respects as of the date of this Agreement and as of the Effective Time as if made at such time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such date), and (B) Appendix C Section 9(a) [Capitalization] (only in respect of the outstanding Company Shares) are true and correct in all respects as of the date of this Agreement and as of the Effective Time as if made at such time (except for de minimis inaccuracies and except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such date); (ii) all other representations and warranties made by the Company in this Agreement are true and correct as of the date of this Agreement and as of the Effective Time as if made at such time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such date) except to the extent that the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, would not have a Company Material Adverse Effect (and, for this purpose, any reference to “material”, “Company Material Adverse Effect” or other concepts of materially in such representations and warranties shall be ignored); and (iii) the Company has delivered to the Purchaser Parties a certificate of two senior officers of the Company certifying the foregoing and dated the Effective Date;

(b)

the Company has complied in all material respects with all of the covenants of the Company contained in this Agreement to be complied with by it at or prior to the Effective Time, and the Company has delivered to the Purchaser Parties a certificate of two senior officers of the Company (in their official capacity as such, and without personal liability) certifying the foregoing and dated the Effective Date;

(c)	the Material Foreign Antitrust and Investment Law Approvals have been received or obtained and are in full force and effect; and

(d)	since the date hereof, there has not been a Company Material Adverse Effect that remains continuing.

6.3	Additional Conditions Precedent to the Obligations of the Company

The Company is not required to complete the Arrangement unless each of the following conditions is satisfied on or before the Effective Time, which conditions are for the exclusive benefit of the Company and may only be waived, in whole or in part, by the Company in its sole discretion:

(a)

(i) each of the representations and warranties made by a Purchaser Party and set out in (A) Appendix D Sections 1 [Organization and Requisite Power of the Purchaser Parties], 2 [Organization and Requisite Power of Purchaser Material Subsidiaries], 3 [Corporate Authorizations] and 6 [Execution and Binding Obligation], are true and correct in all material respects as of the date of this Agreement and as of the Effective Time as if made at such time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such date), and (B) Appendix D Sections 7(a) and 7(b) [Capitalization] (only in respect of the outstanding Purchaser Holdco Units, Sunoco Common Units and Sunoco Class C Units) are true and correct in all respects as of the date of this Agreement and as of the Effective Time as if made at such time (except for de minimis inaccuracies and except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such date); (ii) all other representations and warranties made by a Purchaser Party in this Agreement are true and correct as of the date of this Agreement and as of the Effective Time as if made at such time (except for representations and warranties made as of a specified date, the accuracy of which shall be determined as of such date) except to the extent that the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, would not have a Purchaser Material Adverse Effect (and, for this purpose, any reference to “material”, “Purchaser Material Adverse Effect” or other concepts of materially in such representations and warranties shall be ignored); and (iii) the Purchaser Parties have delivered to the Company a certificate of two senior officers of each Purchaser Party certifying the foregoing and dated the Effective Date;

(b)

each Purchaser Party has complied in all material respects with all of the covenants contained in this Agreement to be complied with by it at or prior to the Effective Time, and the Purchaser Parties have delivered to the Company a certificate of two senior officers of each Purchaser Party (in their official capacities as such and without personal liability) certifying the foregoing and dated the Effective Date;

(c)

subject to obtaining the Final Order and the satisfaction or waiver of the other conditions precedent contained herein in its favour (other than conditions which, by their nature, are only capable of being satisfied as of the Effective Time), the Purchaser has deposited or caused to be deposited with the Depositary in escrow the funds and Consideration Units required to be deposited in Section 2.8; and

(d)	since the date hereof, there has not been a Purchaser Material Adverse Effect that is continuing.

6.4	Satisfaction of Conditions

The conditions precedent set out in Sections 6.1, 6.2 and 6.3 shall be conclusively deemed to have been satisfied, waived or released when the Certificate of Arrangement is issued by the Registrar.

Article 7

Term and Termination

7.1	Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and its termination in accordance with this Article 7.

7.2	Termination

(a)	This Agreement may be terminated prior to the Effective Time by:

(i)	the mutual written agreement of the Company and the Purchaser;

(ii)	either the Company or the Purchaser if:

(A)	the Arrangement Resolution is not approved by the Company Shareholders at the Company Meeting in accordance with the Interim Order;

(B)

after the date of this Agreement, any Law (including in respect of the Key Regulatory Approvals) is enacted, made, enforced or amended, as applicable, that makes the completion of the Arrangement illegal or otherwise permanently prohibits or enjoins any Party from consummating the Arrangement and such Law has, if appealable, become final and non-appealable; provided that, a Party may not terminate this Agreement pursuant to this Section 7.2(a)(ii)(B):

(I)

in the case of termination by the Company, if the enactment, making, enforcement or amendment of such Law has been primarily caused by, or is a result of, the failure of the Company to perform any of its covenants or agreements under this Agreement, and provided further that the Company has used commercially reasonable efforts to, as applicable, prevent, appeal or overturn such Law or otherwise have it lifted or rendered non-applicable in respect of the Arrangement; or

(II)

in the case of termination by the Purchaser, if the enactment, making, enforcement or amendment of such Law has been primarily caused by, or is a result of, the failure of any of the Purchaser Parties to perform any of its covenants or agreements under this Agreement, and provided further that the Purchaser Parties have used commercially reasonable efforts or, in respect of the Regulatory Approvals and Key Regulatory Approvals, reasonable best efforts, to, as applicable, prevent, appeal or overturn such Law or otherwise have it lifted or rendered non-applicable in respect of the Arrangement; or

(C)

the Effective Time does not occur on or prior to the Outside Date, provided that a Party may not terminate this Agreement pursuant to this Section 7.2(a)(ii)(C) if the failure of the Effective Time to so occur has been caused by, or is a result of:

(I)

in the case of termination by the Company, a breach by the Company of any of its representations or warranties or the failure of the Company to perform any of its covenants or agreements under this Agreement; or

(II)

in the case of termination by the Purchaser, a breach by any of the Purchaser Parties of any of its representations or warranties or the failure of any of the Purchaser Parties to perform any of its covenants or agreements under this Agreement;

(iii)	the Company if:

(A)

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of any of the Purchaser Parties under this Agreement, occurs that would cause any condition in Section 6.3(a) or Section 6.3(b), including failure to fund the Cash Consideration or deposit the Consideration Units by the Purchaser, not to be satisfied, and such breach or failure is incapable of being cured or is not cured in accordance with the terms of Section 4.9; provided that the Company is not then in breach of this Agreement so as to directly or indirectly cause any condition in Section 6.2(a) or Section 6.2(b) not to be satisfied; or

(B)

prior to the approval of the Arrangement Resolution, the Company Board authorizes the Company to enter into a definitive written agreement (other than a confidentiality agreement permitted by and in accordance with Section 5.3) with respect to a Superior Proposal in accordance with Section 5.4, provided the Company is then in compliance with Article 5 in all material respects and that prior to or concurrently with such termination the Company pays the Purchaser Termination Fee in accordance with Section 8.1.

(iv)	the Purchaser if:

(A)

a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company under this Agreement occurs that would cause any condition in Section 6.2(a) or Section 6.2(b) not to be satisfied, and such breach or failure is incapable of being cured or is not cured in accordance with the terms of Section 4.9; provided that none of the Purchaser Parties is then in breach of this Agreement so as to directly or indirectly cause any condition in Section 6.3(a) or Section 6.3(b) not to be satisfied;

(B)	other than a Specified Change in Recommendation, prior to the approval of the Arrangement Resolution by the Company Shareholders:

(I)

the Company Board fails to recommend or withdraws, amends, modifies or, in a manner adverse to the Purchaser Parties, qualifies, or publicly proposes or states an intention to withdraw, amend, modify or, in a manner adverse to the Purchaser Parties, qualify, the Company Board Recommendation;

(II)

the Company Board accepts, approves, endorses or recommends, or publicly proposes to accept, approve, endorse or recommend an Acquisition Proposal or takes no position or remains neutral with respect to a publicly announced, or otherwise publicly disclosed, Acquisition Proposal for more than five Business Days (or beyond the third Business Day prior to the date of the Company Meeting, if sooner);

(III)

the Company Board fails to publicly recommend or reaffirm the Company Board Recommendation by news release within five Business Days after having been requested in writing by the Purchaser, if an Acquisition Proposal has been received by the Company and is outstanding or if otherwise reasonably requested (or in the event the Company Meeting is scheduled to occur within such five (5) Business Day period, prior to the earlier of the third (3rd) Business Day prior to the date of the Company Meeting and the next Business Day), (each of the cases set forth in Sections (I), (II) and (III) of this Section 7.2(a)(iv)(B), being a “Company Change in Recommendation”); or

(C)

a material breach by the Company of the obligations set out in Article 5 occurs prior to the approval of the Arrangement Resolution by the Company Shareholders, or a wilful breach by the Company of the obligations set out in Section 2.2, Section 2.4(b)(i), Section 2.5, Section 2.6 or Section 2.14 occurs.

(b)

The Party desiring to terminate this Agreement pursuant to this Section 7.2 (other than pursuant to Section 7.2(a)(i)) shall deliver written notice of such termination to the other Parties specifying in reasonable detail the basis for such Party’s exercise of its termination right.

7.3	Effect of Termination

If this Agreement is terminated pursuant to Section 7.1 or Section 7.2:

(a)

this Agreement shall become void and of no further force or effect without liability of any Party (or any shareholder or Representative of such Party) to the other Parties to this Agreement, except that: (i) in the event of termination under Section 7.1 as a result of the Effective Time occurring, Section 4.4(a)(i) [Covenant to Comply with Plan of Arrangement], Section 4.10 [Insurance and Indemnification], Section 4.11(b) [Transaction Personal Information], Section 4.11(c) [Transaction Personal Information], Section 4.12[Employee Matters], Section 4.14(f) [Financing Assistance Identification] and Section 4.18 [Purchaser Parties Organizational Matters] shall survive such termination; and (ii) in the event of termination under Section 7.2, Section 2.3(e) [Purchaser Parties Misrepresentation in Circular], Section 2.3(f) [Company Misrepresentation in Circular], Section 4.7(b) [Confidentiality], Section 4.16(d) [Pre-Closing Reorganization Reimbursement], this Section 7.3, Article 8 and Article 9 and all related definitions set forth in Section 1.1 shall survive;

(b)	no Party shall be relieved of any liability for any wilful breach by it of this Agreement or damages arising as a result of its fraud; and

(c)

the Parties acknowledge and agree that liabilities and damages in the case of a breach of this Agreement by the Purchaser Parties would include the benefit of the transactions lost by the Company Shareholders, taking into consideration all relevant matters, including lost bargain and shareholder premium, other combination opportunities and the time value of money, which shall be deemed in such event to be damages payable by the Purchaser Parties.

Article 8

Termination Fee

8.1	Purchaser Termination Fee

(a)

If a Purchaser Damages Event occurs, the Company shall pay to, or to the order of, the Purchaser Holdco, the Purchaser Termination Fee in accordance with Section 8.1(b). For the purposes of this Agreement, “Purchaser Termination Fee” means $275,000,000 and “Purchaser Damages Event” means the termination of this Agreement:

(i)	by the Company, pursuant to Section 7.2(a)(iii)(B) [Superior Proposal];

(ii)	by the Purchaser, pursuant to Section 7.2(a)(iv)(B) [Company Change in Recommendation];

(iii)	by the Purchaser pursuant to Section 7.2(a)(iv)(C) [Material Breach of Non-Solicit; Wilful Breach of Interim Order, Meeting, Final Order or Alternate Transaction Structure Covenants];

(iv)	by the Company or the Purchaser pursuant to Section 7.2(a)(ii)(A) [No Shareholder Approval] or Section 7.2(a)(ii)(C) [Occurrence of Outside Date] but only if:

(A)

prior to such termination, a bona fide Acquisition Proposal is publicly made or publicly announced by any Person (other than the Purchaser Parties, any of their respective affiliates or any Representative of the foregoing) prior to the Company Meeting and such Acquisition Proposal has not been withdrawn at least five (5) Business Days prior to the Company Meeting; and

(B)

within twelve (12) months following the date of such termination, (i) any Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (A) above and, for greater certainty, not including any confidentiality agreement permitted by and in accordance with Section 5.3) is consummated or effected, or (ii) the Company enters into a written definitive agreement providing for the consummation of an Acquisition Proposal (whether or not such Acquisition Proposal is the same Acquisition Proposal referred to in clause (A) above) and such Acquisition Proposal is later consummated or effected,

(v)

provided that, for the purposes of this Section 8.1(a)(v), the term “Acquisition Proposal” shall have the meaning assigned to such term in Section 1.1, except that references to “20% or more” shall be deemed to be references to “50% or more”.

(b)

Any Purchaser Termination Fee shall be paid by the Company to the Purchaser Holdco (or as the Purchaser Holdco may direct by notice in writing) as follows, by wire transfer in immediately available funds to an account designated by the Purchaser:

(i)	if a Purchaser Damages Event occurs due to a termination of this Agreement described in Section 8.1(a)(i), concurrently with such termination;

(ii)

if a Purchaser Damages Event occurs due to a termination of this Agreement described in Section 8.1(a)(ii) or Section 8.1(a)(iii), within two Business Days of the occurrence of such Purchaser Damages Event; and

(iii)	if a Purchaser Damages Event occurs due to a termination of this Agreement described in Section 8.1(a)(iv), upon the consummation of the Acquisition Proposal referred to in Section 8.1(a)(iv).

(c)

In addition to the rights of the Purchaser under Section 8.2(b), if this Agreement is terminated by the Company or the Purchaser, including pursuant to Section 7.2(a)(ii)(A) [Arrangement Resolution Not Approved], the Company shall reimburse the Purchaser for all out-of-pocket costs and expenses (including legal and other advisor fees and filing fees for the Key Regulatory Approvals) incurred by the Purchaser Parties and any of their respective affiliates in connection with or related to the preparation, negotiation, execution and performance of all other matters related to the Arrangement and the other transactions contemplated by this Agreement (the “Purchaser Reimbursement Payment”) by wire transfer in immediately available fund to an account designated by the Purchaser no later than two (2) Business Days after the date of such termination; provided that in no event shall the Company be required to pay, pursuant to Section 8.2(b), on the one hand, and this Section 8.2(d), in the aggregate, an amount in excess of the Purchaser Termination Fee. In no event shall the Company be required to pay under this Section 8.1 more than one Purchaser Termination Fee.

(d)

Subject to Section 7.3(b) and the Purchaser Parties’ right to seek equitable remedies under Section 9.5, if a Purchaser Damages Event occurs and the Company pays the Purchaser Termination Fee to the Purchaser, then the payment of the Purchaser Termination Fee will be deemed to be liquidated damages for and will be the sole and exclusive remedy of the Purchaser Parties and any other Person against the Company for any and all losses or damages suffered or incurred in connection with this Agreement, the transactions contemplated by this Agreement, the termination of this Agreement and any matter forming the basis for termination of this Agreement, and none of the Purchaser Parties nor any other Person will be entitled to bring or maintain any other claim, action or proceeding against the Company arising out of this Agreement, any of the transactions contemplated by this Agreement, the termination of this Agreement or any matters forming the basis for termination of this Agreement. The Parties agree that the provisions in this Agreement relating to payment of the Purchaser Termination Fee are an integral part of the transactions contemplated by this Agreement and that, without these provisions, the Parties would not enter into this Agreement. The Company irrevocably waives any right it may have to raise as a defence that the Purchaser Termination Fee is excessive or punitive.

8.2	Company Termination Fee

(a)

If a Company Damages Event occurs, Sunoco shall pay to, or to the order of, the Company, the Company Termination Fee in accordance with Section 8.2(b). For the purposes of this Agreement, “Company Termination Fee” means $275,000,000 and “Company Damages Event” means the termination of this Agreement by the Company or the Purchaser pursuant to Section 7.2(a)(ii)(C) [Outside Date] if both (i) either the conditions in Section 6.1(d) (Key Regulatory Approvals) or 6.2(c) (Material Foreign Antitrust and Investment Laws Approvals) have not been waived or satisfied other than, in each case, where one or more of the Investment Canada Act Approval, the Heritage Approval or the Canada Transportation Act Approval have not been obtained, and (ii) if all other conditions in Sections 6.1 and 6.2 (other than those that by their nature are only capable of being satisfied at the Effective Time) have been satisfied or waived.

(b)

Any Company Termination Fee shall be paid by Sunoco to the Company (or as the Company may direct by notice in writing), by wire transfer in immediately available funds to an account designated by the Company within two Business Days of the occurrence of Company Damages Event.

(c)	In no event shall Sunoco be required to pay under this Section 8.2 more than one Company Termination Fee.

(d)

Subject to Section 7.3(b) and the Company’s right to seek equitable remedies relief under Section 9.5, if a Company Damages Event occurs and the Purchaser pays the Company Termination Fee to the Company, then the payment of the Company Termination Fee will be deemed to be liquidated damages for and will be the sole and exclusive remedy of the Company and any other Person against the Purchaser Parties and the Debt Financing Sources for any and all losses or damages suffered or incurred in connection with this Agreement, the transactions contemplated by this Agreement, the termination of this Agreement and any matter forming the basis for termination of this Agreement, and neither the Company nor any other Person will be entitled to bring or maintain any other claim, action or proceeding against the Purchaser Parties or the Debt Financing Parties arising out of this Agreement, any of the transactions contemplated by this Agreement, the termination of this Agreement or any matters forming the basis for termination of this Agreement. The Parties agree that the provisions in this Agreement relating to payment of the Company Termination Fee are an integral part of the transactions contemplated by this Agreement and that, without these provisions, the Parties would not enter into this Agreement. The Purchaser Parties irrevocably waive any right they may have to raise as a defence that the Company Termination Fee is excessive or punitive.

Article 9

Miscellaneous

9.1	Notices

Any notice, direction, consent or other communications given under this Agreement must be in writing and delivered by courier, by personal delivery or by email as follows:

(a)	to the Purchaser Parties at:

Sunoco LP

8111 Westchester Drive, Suite 400

Dallas, TX 75225

United States

Attention: Office of the General Counsel

Email: LegalNotices@sunoco.com

with a copy (which does not constitute notice to the Purchaser Parties) to:

Stikeman Elliott LLP

5300 Commerce Court West

199 Bay Street

Toronto, ON M5L 1B9

Canada

Attention: John Ciardullo; J.R. Laffin

Email: jciardullo@stikeman.com; jrlaffin@stikeman.com and

Weil, Gotshal & Manges LLP

767 5th Ave

New York, NY 10153

United States

Attention: Michael Aiello; Sachin Kohli

Email: michael.aiello@weil.com; sachin.kohli@weil.com

(b)	to the Company at:

Parkland Corporation

240 – 4th Ave SW, Suite 1800

Calgary, AB T2P 4H4

Canada

Attention: Robert Espey

Email: bob.espey@parkland.ca

with a copy (which does not constitute notice to the Company) to:

Norton Rose Fulbright Canada LLP

400 3rd Avenue SW, Suite 3700

Calgary, AB T2P 4H2

Canada

Attention: Kirk Litvenenko; Marcus Archer

Email: kirk.litvenenko@nortonrosefulbright.com; marcus.archer@nortonrosefulbright.com

and

Torys LLP

79 Wellington St. W, Suite 3300

Toronto, ON M5K 1N2

Canada

Attention: John Emanoilidis

Email: jemanoilidis@torys.com

Any such communication shall be deemed to have been given and received on the day on which it was so delivered or transmitted (if a Business Day, and if not, then the next succeeding Business Day) unless received after 5:00 pm (local time in the place of receipt) in which case it shall be deemed to have been given and received on the next Business Day.

In the case of a communication by email or other electronic means, if an autoreply is received indicating that the email is no longer monitored or in use, delivery must be followed by the dispatch of a copy of such communication pursuant to one of the other methods described above; provided however that any communication originally delivered by electronic means shall be deemed to have been given on the date stipulated above for electronic delivery.

A Person may change its address for service by notice given in accordance with the foregoing and any subsequent communication must be sent to such Person at its changed address.

9.2	Entire Agreement

This Agreement, together with the Company Disclosure Letter, the Purchaser Parties Disclosure Letter and the Confidentiality Agreement, constitutes the entire agreement between the Parties with respect to the transactions contemplated by this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth in this Agreement. The Parties have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement.

9.3	No Liability

No director or officer of any of the Purchaser Parties or their Subsidiaries shall have any personal liability whatsoever to the Company under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of any of the Purchaser Parties. No director or officer of the Company or any of its Subsidiaries shall have any personal liability whatsoever to any of the Purchaser Parties under this Agreement or any other document delivered in connection with the transactions contemplated hereby on behalf of the Company or any of its Subsidiaries.

9.4	Sunoco Guarantee

Sunoco unconditionally and irrevocably guarantees and agrees in favour of the Company to be jointly and severally liable with the Purchaser and the Purchaser Holdco for the due and punctual performance of each and every obligation of, and any representation or warranty of, the Purchaser and the Purchaser Holdco arising under this Agreement and in respect of the Arrangement. Sunoco hereby agrees that the Company shall not have to proceed first against the Purchaser or the Purchaser Holdco in respect of any such matter before exercising its rights under this guarantee against it and agrees to be liable for all guaranteed obligations as if it were the principal obligor of such obligations.

9.5	Injunctive Relief

The Parties agree that irreparable harm would occur for which money damages would not be an adequate remedy at Law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to specific performance, injunctive relief and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce compliance with the terms of this Agreement, without any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to any other remedy to which the Parties may be entitled at Law or in equity. To the extent a Party hereto brings an action, suit or proceeding to enforce specifically the performance of the terms and conditions of this Agreement (other than an action to enforce specifically any provision that expressly survives the termination of this Agreement), the Outside Date shall automatically be extended to: (i) the 20th Business Day following the resolution of such action, suit or proceeding; or (ii) such other time period established by the court presiding over such action, suit or proceeding.

9.6	Amendments

(a)

Subject to 4.15, this Agreement may, at any time and from time to time before or after the holding of the Company Meeting but not later than the Effective Time, be amended by written agreement of the Parties, without further notice to or authorization on the part of the Company Shareholders, and any such amendment may, subject to the Interim Order, the Final Order and applicable Law, without limitation:

(i)	change the time for performance of any of the obligations or acts of the Parties;

(ii)	modify or waive any inaccuracy of any representation or warranty contained in this Agreement or in any document delivered pursuant to this Agreement;

(iii)	modify any of the covenants contained in this Agreement and waive or modify performance of any of the obligations of the Parties; and/or

(iv)	modify or waive compliance with any mutual conditions contained in this Agreement.

9.7	Waiver

The failure or delay by a Party in enforcing, or insisting upon strict performance of, any provision of this Agreement does not constitute a waiver of such provision or in any way affect the enforceability of this Agreement (or any of its provisions) or deprive a Party of the right, at any time or from time to time, to enforce or insist upon strict performance of that provision or any other provision of this Agreement. No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision of this Agreement (whether or not similar).

9.8	Severability

If any provision of this Agreement is determined by a court of competent jurisdiction to be illegal, invalid or unenforceable, that provision will be severed from this Agreement and the remaining provisions will continue in full force and effect, without amendment.

9.9	Assignments

(a)	This Agreement will become effective when executed by the Parties and thereafter will be binding upon and enure to the benefit of the Parties and their respective successors and permitted assigns.

(b)

Neither this Agreement nor any of the rights, duties or obligations under this Agreement are assignable or transferable by a Party without the prior written consent of the other Parties. Any attempt to assign any of the rights, duties or obligations in this Agreement without such written consent is void.

9.10	Third Party Beneficiaries

(a)

Nothing contained in this Agreement, express or implied, is intended to or shall confer on any other Person, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement other than: (i) the rights specified in this Section 9.10; (ii) the rights of the Company to pursue claims for damages and other relief on behalf of Company Shareholders for the Purchaser’s breach of the terms of this Agreement; and (iii) after the Effective Date, the rights of Company Shareholders and Company Incentive Holders to receive the Consideration; provided however that the rights granted pursuant to clause (ii) shall be enforceable on behalf of Company Shareholders only by the Company in its sole and absolute discretion, it being understood and agreed that any and all interest in such claims shall attach to the Company Shares and subsequently trade and transfer therewith and, consequently, damages recovered or received by the Company with respect to such claims (net of expenses incurred by the Company in connection therewith) may, in the Company’s sole and absolute discretion, be (A) distributed, in whole or in part, by the Company to the Company Shareholders as of any record date determined by the Company which determination may be made by the Company as of any date or (B) retained by the Company for use and benefit of the Company on behalf of the Company Shareholders in any manner the Company deems fit. To the extent necessary to give effect to clauses (ii) and (iii), the Purchaser agrees that all of its covenants, representations and warranties are in favour of the Company in its own right and as agent and trustee for the Company Shareholders, but without any fiduciary obligations on the Company in relation thereto.

(b)

Sections 2.3(e), 2.3(f), 4.10, 4.11(c), 4.14(f) and 4.16(d) shall survive the consummation of the Arrangement and are intended to be for the benefit of, and shall be enforceable by, each of the individuals specified in Sections 2.3(e), 2.3(f), 4.10, 4.11(c), 4.14(f) and 4.16(d), respectively, (or in the case of Section 4.14(f), the Company’s Subsidiaries and Representatives) and their successors, assigns, heirs, executors, administrators and personal representatives and shall be binding on the Company and its successors and assigns and, for such purpose, the Company hereby confirms that it is acting as agent and trustee on behalf of the individuals (or the Company’s Subsidiaries or Representatives) specified in Sections 2.3(e), 2.3(f), 4.10, 4.11(c), 4.14(f) and 4.16(d), respectively; provided, however, that no approval of any beneficiary of such trust will be required in connection with any amendment or variation of any of those Sections prior to the Effective Date.

(c)

The provisions of Section 4.12(a) shall survive the consummation of the Arrangement and are intended to be for the benefit of, and shall be enforceable by the Non-Continuing Company Individuals immediately after the consummation of the Arrangement and their heirs, executors, administrators and personal representatives and shall be binding on the Company and its successors and assigns and, for such purpose, the Company hereby confirms that it is acting as agent and trustee on behalf of the Non-Continuing Company Individuals; provided, however, that no approval of any beneficiary of such trust will be required in connection with any amendment or variation of Section 4.12(a) prior to the Effective Date. The provisions of Section 4.12(a) are in addition to, and not in substitution for, any other rights that such Persons may have by Contract or otherwise.

(d)	The Parties hereby agree that:

(i)

the Debt Financing Sources are express third party beneficiaries of Sections 4.15, 8.2(d), 9.10(a)and this Section 9.10(d)(i) and shall be entitled to rely on and enforce Sections 4.15, 8.2(d), 9.10(a) and this Section 9.10(d)(i); and

(ii)	the directors and officers referred to in Section 9.3 are express third party beneficiaries of Section 9.3 and shall be entitled to rely on and enforce Section 9.3.

9.11	Time of the Essence

Time is of the essence in this Agreement.

9.12	Expenses

Except as otherwise expressly provided in this Agreement, all costs and expenses (including the fees and disbursements of legal counsel, brokers, investment advisers, consultants and accountants) incurred in connection with this Agreement and the Arrangement are to be paid by the Party incurring such expenses.

9.13	Further Assurances

From time to time after the Effective Time, each Party will, at the request of the other Party, execute and deliver such additional conveyances, transfers and other assurances and perform or cause to be performed such other acts and things as may be reasonably required to give effect to, and carry out the intent of, this Agreement.

9.14	Counterparts and Electronic Delivery

This Agreement may be executed in any number of separate counterparts, each of which shall be deemed to be an original. All such signed counterparts, taken together, shall constitute one and the same agreement. Delivery of an executed signature page to this Agreement by electronic means (including by facsimile or in PDF format) shall be as valid and effective as delivery of an originally or manually executed copy of this Agreement.

(The remainder of this page is intentionally left blank; signature page follows.)

IN WITNESS WHEREOF the Parties have executed this Arrangement Agreement.

NUSTAR GP HOLDINGS, LLC

Per:	/s/ Joseph Kim
Name: Joseph Kim
Title: President and Chief Executive Officer

2709716 ALBERTA LTD.

Per:	/s/ Joseph Kim
Name: Joseph Kim
Title: Director

SUNOCO LP

By: SUNOCO GP LLC, its general partner

Per:	/s/ Joseph Kim
Name: Joseph Kim
Title: President and Chief Executive Officer

PARKLAND CORPORATION

Per:	/s/ Robert Espey
Name: Robert Espey
Title: President and Chief Executive Officer

[Signature Page for Arrangement Agreement]

Appendix A

PLAN OF ARRANGEMENT

FINAL VERSION

PLAN OF ARRANGEMENT UNDER SECTION 193

OF THE BUSINESS CORPORATIONS ACT (ALBERTA)

ARTICLE 1

INTERPRETATION

1.1	In this Plan of Arrangement, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

(a)	“ABCA” means the Business Corporations Act (Alberta);

(b)

“Arrangement” means the arrangement under Section 193 of the ABCA on the terms set out in this Plan of Arrangement, subject to any amendments or variations made in accordance with the terms of the Arrangement Agreement and Article 7, in accordance with the terms of the Interim Order (once issued) or made at the direction of the Court in the Final Order with the prior written consent of the Company and the Purchaser Parties, each acting reasonably;

(c)

“Arrangement Agreement” means the arrangement agreement dated May 4, 2025 among Sunoco, the Purchaser, Purchaser Holdco and the Company with respect to the Arrangement, including the appendixes attached to it or otherwise forming part of it, all as the same may be amended, restated, replaced or supplemented from time to time;

(d)

“Arrangement Resolution” means the special resolution of the Company Shareholders approving the Arrangement considered and voted on at the Company Meeting, substantially in the form set out in Appendix B to the Arrangement Agreement;

(e)

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement required by Section 193(4.1) of the ABCA to be sent to the Registrar after the Final Order is made, which shall include this Plan of Arrangement;

(f)	“Available Cash Election Amount” means, expressed in dollars, an amount equal to the greater of zero, and the Cash Maximum less:

(i)	the aggregate amount of Cash Consideration payable to Combination Electing Shareholders, and

(ii)	the aggregate amount of Cash Consideration that would be payable to Dissenting Shareholders if each Dissenting Shareholder were a Cash Electing Shareholder;

(g)	“Available Unit Election Number” means the Unit Maximum less the aggregate number of Consideration Units issuable to Combination Electing Shareholders;

(h)	“Business Day” means a day on which commercial banks are open for business in Calgary, Dallas and New York but excludes:

(i)	a Saturday, Sunday or any other statutory or civic holiday in Calgary, Dallas or New York; and

(ii)	any such day on which commercial banks are generally required or authorized to be closed in Calgary, Dallas or New York;

(i)	“Cash Consideration” means the consideration in the form of cash to be paid for Company Shares (other than to Dissenting Shareholders) pursuant to this Plan of Arrangement;

(j)	“Cash Elected Consideration” means an amount in cash equal to the quotient obtained by dividing $19.80 by 45%;

(k)

“Cash Electing Shareholder” means a Company Shareholder (for certainty, other than a Dissenting Shareholder) who has duly and properly elected, in a Filed Letter of Transmittal and Election Form, to receive the Cash Elected Consideration in respect of their Company Shares;

(l)	“Cash Election Amount” means the aggregate amount of Cash Consideration that would be payable to Cash Electing Shareholders before giving effect to Section 3.2;

(m)

“Cash Maximum” means an amount in dollars equal to the product obtained by multiplying the number of Company Shares issued and outstanding immediately prior to the Effective Time by $19.80, determined without reference to cash deliverable in lieu of fractional Unit Consideration as set forth in Section 5.9;

(n)	“Certificate of Arrangement” means the certificate to be issued by the Registrar pursuant to section 193(11) of the ABCA upon receipt of the Articles of Arrangement;

(o)	“Combination Elected Consideration” means: (i) $19.80 in cash; and (ii) 0.295 Consideration Units;

(p)

“Combination Electing Shareholder” means a Company Shareholder who has duly and properly elected, or has been deemed to have so elected, in a Filed Letter of Transmittal and Election Form, to receive the Combination Elected Consideration in respect of their Company Shares;

(q)	“Company” means Parkland Corporation, a corporation existing under the laws of Alberta;

(r)	“Company Board” means the board of directors of the Company, as constituted from time to time;

(s)	“Company DSU Holders” means holders of Company DSUs;

(t)	“Company DSU Plan” means the deferred share unit plan of the Company effective as of January 1, 2011, as amended most recently on August 5, 2022;

(u)	“Company DSUs” means the deferred share units granted pursuant to the Company DSU Plan and includes any fractional deferred share unit;

(v)	“Company Incentive Holders” means the holders of Company Incentives;

(w)	“Company Incentive Plans” means, collectively, the Company DSU Plan, the Company RSU Plan and the Company Stock Option Plan;

(x)	“Company Incentives” means, collectively, the Company DSUs, the Company RSUs and the Company Stock Options;

(y)	“Company ITM Stock Options” means those unexercised Company Stock Options with an exercise price per Company Share that is less than the Fair Market Value;

(z)

“Company Meeting” means the special meeting (or annual and special, as applicable) of the Company Shareholders including any adjournment or postponement of such meeting called and held to secure approval of the Arrangement Resolution;

(aa)	“Company Optionholders” means holders of Company Stock Options;

(bb)	“Company OTM Stock Options” means those unexercised Company Stock Options with an exercise price per Company Share that is equal to or greater than the Fair Market Value;

(cc)	“Company RSU Holders” means holders of Company RSUs;

(dd)	“Company RSU Plan” means the amended and restated restricted share unit plan of the Company, effective as of December 31, 2010, as amended most recently on November 1, 2023;

(ee)

“Company RSUs” means the vested and unvested restricted share units granted pursuant to the Company RSU Plan, and includes any fractional restricted share unit and any restricted share units that are subject to performance vesting conditions;

(ff)	“Company Securityholders” means, collectively, the Company Shareholders and the Company Incentive Holders;

(gg)	“Company Shareholder Rights Plan” means the Restated Shareholder Rights Plan Agreement between the Company and Computershare Trust Company of Canada as rights agent dated as of May 4, 2023;

(hh)	“Company Shareholders” means the registered or beneficial holders of Company Shares, as the context requires;

(ii)	“Company Shares” means common shares in the capital of the Company;

(jj)	“Company Stock Option Plan” means the amended and restated stock option plan of the Company, effective as of December 31, 2010, as amended most recently on November 1, 2023;

(kk)	“Company Stock Options” means the outstanding options to purchase Company Shares granted under the Company Stock Option Plan;

(ll)

“Consideration” means the consideration to be paid and received pursuant to the Arrangement in respect of each Company Share that is transferred to the Purchaser, consisting of Cash Consideration and/or Unit Consideration;

(mm)	“Consideration Units” means common units representing limited liability company interests in Purchaser Holdco;

(nn)	“Court” means the Court of King’s Bench of Alberta in Calgary, Alberta;

(oo)	“Depositary” means Computershare Trust Company of Canada, as depositary, or any other bank, trust company or financial institution, as may be agreed to in writing by the Company and the Purchaser;

(pp)

“Dissent Rights” means the right of a registered Company Shareholder to dissent with respect to the Arrangement Resolution and to be paid by the Company the fair value of the Company Shares in respect of which the Company Shareholder dissents, granted pursuant to the Interim Order, all in accordance with section 191 of the ABCA (as modified by the Interim Order), the Interim Order and Article 4;

(qq)

“Dissenting Shareholder” means a registered Company Shareholder who validly exercises its Dissent Rights with respect to the Arrangement Resolution in strict compliance with section 191 of the ABCA, the Interim Order and Article 4, and who has not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights as of the Effective Time;

(rr)	“Effective Date” means the date upon which the Arrangement becomes effective, being the date shown on the Certificate of Arrangement;

(ss)	“Effective Time” means the time at which the Arrangement becomes effective on the Effective Date pursuant to the ABCA;

(tt)

“Election Deadline” means 5:00 p.m. (Calgary time) on the election deadline, which date shall be (i) agreed by the Parties, each acting reasonably, (ii) announced by the Company by means of a news release at least two (2) Business Days before such date, and (iii) not less than ten (10) Business Days before the Effective Date;

(uu)

“Fair Market Value” means the volume weighted average trading price for the Company Shares on the Toronto Stock Exchange for the five trading days on which the Company Shares traded immediately preceding the Business Day prior to the Effective Date;

(vv)

“Filed Letter of Transmittal and Election Form” means a duly and properly completed Letter of Transmittal and Election Form deposited with the Depositary on or before the Election Deadline by a Company Shareholder, accompanied by the certificate(s) representing such holder’s Company Shares;

(ww)

“Final Order” means the final order of the Court approving the Arrangement, as such final order may be amended by the Court prior to the Effective Time, provided that any such amendment is acceptable to both the Company and the Purchaser Parties, each acting reasonably, or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Purchaser Parties and the Company, each acting reasonably) on appeal;

(xx)	“Governmental Authority” means:

(i)	the government of Canada or any other nation, or any political subdivision thereof, whether provincial, territorial, state, regional, municipal or local;

(ii)

any department, agency, authority, instrumentality, regulatory body, central bank, court, commission, board, tribunal, bureau, or other entity exercising executive, legislative, regulatory, judicial or administrative powers or functions under, or for the account of, any of the foregoing; and

(iii)	any stock exchange.

(yy)	“In-the-Money Value”:

(i)	in the case of a Company Stock Option, means the amount, if any, by which the Fair Market Value exceeds the exercise price of such Company Stock Option;

(ii)	in the case of a Company RSU, means the Fair Market Value; and

(iii)	in the case of a Company DSU, means the Fair Market Value;

(zz)

“Interim Order” means the interim order of the Court, providing for, among other things, the calling and holding of the Company Meeting, as such order may be amended by the Court, provided that any such amendment is acceptable to both the Company and the Purchaser Parties, each acting reasonably;

(aaa)

“Law” means, with respect to any Person, any and all applicable law, including the common law, constitution, treaty, convention, ordinance, code, rule, instrument, regulation, Order, injunction, judgment, decree, ruling or other similar requirement, whether domestic or foreign, enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person or its business, undertaking, property or securities, and to the extent that they have the force of law, policies, standards, practices, guidelines and protocols of any Governmental Authority, including, as applicable, the rules and requirements of any stock exchange.

(bbb)

“Letter of Transmittal and Election Form” means the letter of transmittal and election form sent by the Company to Company Shareholders to surrender the certificates representing their Company Shares and to elect to receive, on completion of the Arrangement, Cash Elected Consideration, Unit Elected Consideration, or Combination Elected Consideration, in exchange for their Company Shares;

(ccc)	“Liens” means:

(i)

any mortgage, charge, pledge, hypothec, security interest, assignment, Lien (statutory or otherwise), privilege, easement, servitude, pre-emptive right or right of first refusal, ownership or title retention agreement, restrictive covenant or conditional sale agreement or option, imperfections of title or encroachments relating to real property; and

(ii)	any other encumbrance of any nature or any arrangement or condition which, in substance, secures payment or performance of an obligation.

(ddd)	“Parties” means the Company, the Purchaser, Purchaser Holdco, and Sunoco; and “Party” means any one of them, as the context requires;

(eee)

“Person” means a natural person, partnership, limited partnership, limited liability partnership, syndicate, sole proprietorship, corporation or company (with or without share capital), limited liability company, stock company, trust, unincorporated association, joint venture or other entity or Governmental Authority;

(fff)

“Plan of Arrangement” means this plan of arrangement under section 193 of the ABCA, and any amendments or variations made in accordance with the Arrangement Agreement or Article 7 or made at the direction of the Court in the Interim Order or the Final Order, and acceptable to the Parties, each acting reasonably;

(ggg)	“Purchaser” means 2709716 Alberta Ltd., a corporation existing under the laws of Alberta;

(hhh)	“Purchaser Holdco” means NuStar GP Holdings, LLC, a limited liability company existing under the laws of Delaware;

(iii)	“Purchaser Midco” means ●[1], a limited liability company existing under the laws of Delaware.

(jjj)	“Purchaser Midco Shares” means the limited liability company interests of Purchaser Midco.

1	Name to be inserted once organized.

(kkk)	“Purchaser Parties” means, collectively, the Purchaser, Purchaser Holdco and Sunoco;

(lll)	“Registrar” means the Registrar of Corporations for the Province of Alberta or a Deputy Registrar of Corporations appointed under section 263 of the ABCA;

(mmm)	“Remaining Cash Amount” means, expressed in dollars, the Available Cash Election Amount less the aggregate amount of Cash Consideration payable to Cash Electing Shareholders;

(nnn)	“Remaining Unit Number” means the Available Unit Election Number less the aggregate number of Consideration Units issuable to Unit Electing Shareholders;

(ooo)	“Section 409A” means Section 409A of the U.S. Internal Revenue Code of 1986;

(ppp)	“Sunoco” means Sunoco LP, a limited partnership existing under the laws of Delaware;

(qqq)	“Sunoco Common Units” means the common units representing limited partnership interests in Sunoco.

(rrr)

“Sunoco Class D Common Units” means a new class of Class D Common Units of Sunoco representing limited partnership interests in Sunoco to be formed prior to the Effective Time that will be economically equivalent to Sunoco Common Units, including, subject to Section 4.18(d) of the Arrangement Agreement, as to timing and quantum of distributions;

(sss)	“Unit Consideration” means the consideration in the form of Consideration Units to be paid for Company Shares pursuant to this Plan of Arrangement;

(ttt)	“Unit Elected Consideration” means the number of Consideration Units equal to the quotient obtained by dividing 0.295 by 55%;

(uuu)

“Unit Electing Shareholder” means a Company Shareholder (for certainty, other than a Dissenting Shareholder) who has duly and properly elected, in a Filed Letter of Transmittal and Election Form, to receive the Unit Elected Consideration in respect of their Company Shares;

(vvv)	“Unit Election Number” means the aggregate number of Consideration Units that would be issuable to Unit Electing Shareholders before giving effect to Section 3.2; and

(www)

“Unit Maximum” means such number of Consideration Units as is equal to the product obtained by multiplying the number of Company Shares issued and outstanding immediately prior to the Effective Time by 0.295.

1.2

The division of this Plan of Arrangement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.3	Unless reference is specifically made to some other document or instrument, all references herein to articles and sections are to articles and sections of this Plan of Arrangement.

1.4	Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; and words importing any gender shall include all genders.

1.5	Unless otherwise specified, all references to “dollars” or “$” shall mean Canadian dollars.

1.6

In the event that the date on which any action is required to be taken hereunder by any of the Parties is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

1.7	References in this Plan of Arrangement to any statute or sections thereof shall include such statute as amended or substituted and any regulations promulgated thereunder from time to time in effect.

1.8	Where the word “including” or “includes” is used in this Plan of Arrangement, it means “including (or includes) without limitation”.

1.9	This Plan of Arrangement shall be governed by, and construed in accordance with the laws of the Province of Alberta and the federal laws of Canada applicable therein.

ARTICLE 2

EFFECT OF THE ARRANGEMENT

2.1

This Plan of Arrangement is made pursuant to, and is subject to the provisions of and forms part of, the Arrangement Agreement. If there is any inconsistency or conflict between the provisions of this Plan of Arrangement and the Arrangement Agreement, the provisions of this Plan of Arrangement shall govern.

2.2

This Plan of Arrangement, upon the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, will become effective on, and be binding on and after, the Effective Time on (a) the Company, (b) the Purchaser Parties, (c) all Company Securityholders (including Dissenting Shareholders), (d) the Depositary, and (e) all other Persons, all without any further act or formality required on the part of any Person.

2.3

The Articles of Arrangement and Certificate of Arrangement shall be filed and issued, respectively, with respect to this Arrangement in its entirety. The Certificate of Arrangement shall be conclusive evidence that the Arrangement has become effective and that each of the provisions of Article 3 has become effective in the sequence and at the times set out therein.

ARTICLE 3

ARRANGEMENT

3.1

Commencing at the Effective Time, each of the events and transactions set out below shall occur and shall be deemed to occur consecutively in the following order without any further act or formality, in each case, unless stated otherwise, effective as at one (1) minute intervals starting at the Effective Time:

Company Shareholder Rights Plan

(a)	the Company Shareholder Rights Plan shall be terminated without any further act required by the Company or Computershare Trust Company of Canada, in its capacity as rights agent;

Dissenting Shareholders

(b)

the Company Shares held by Dissenting Shareholders shall be deemed to be, without any further act or formality by the holders thereof, transferred to, and acquired by, the Company (free and clear of all Liens), and:

(i)

such Dissenting Shareholders shall cease to be the holders of such Company Shares and to have any rights as holders of such Company Shares other than the right to be paid fair value for such Company Shares as set out in Article 4;

(ii)	such Dissenting Shareholders’ names shall be removed as the holders of such Company Shares from the register of Company Shares maintained by or on behalf of the Company; and

(iii)	all such Company Shares shall be cancelled;

Settlement of Company Stock Options

(c)

notwithstanding the terms of the Company Stock Option Plan, any resolutions of the Company Board or the terms of any agreement, certificate or other instrument granting or confirming the grant of Company Stock Options or representing Company Stock Options, each Company Stock Option outstanding at the Effective Time shall be, and shall be deemed to be, fully and unconditionally vested and shall be, and shall be deemed to be, surrendered and transferred by the Company Optionholder to the Company pursuant to its terms (free and clear of all Liens) and:

(i)

in respect of the surrender and transfer of Company ITM Stock Options to the Company, each Company Optionholder shall be entitled to receive, subject to Article 6 [Withholdings], a cash payment (without interest) from the Company equal to the aggregate In-the-Money Value of such Company ITM Stock Options;

(ii)	in respect of the surrender and transfer of Company OTM Stock Options to the Company, each Company Optionholder shall not be entitled to receive any consideration from any Person;

(iii)	each Company Stock Option shall be, and shall be deemed to be, terminated and cancelled and shall cease to represent an option to purchase a Company Share;

(iv)

each former Company Optionholder shall cease to be a holder of Company Stock Options and to have any rights as a holder of Company Stock Options other than the right to receive the consideration (if any) to which such Company Optionholder is entitled pursuant to Section 3.1(c)(i), and the name of each former Company Optionholder shall be removed from the register of Company Optionholders maintained by or on behalf of the Company;

(v)

any agreement, certificate or other instrument granting or confirming the grant of Company Stock Options or representing Company Stock Options or the right of a former Company Optionholder to any such Company Stock Options shall be void and of no further force or effect and neither the Company nor the Purchaser shall have any further liabilities or obligations to any Person with respect thereto other than the obligation of the Company to pay the consideration (if any) which the former Company Optionholder is entitled to receive pursuant to Section 3.1(c)(i); and

(vi)	the Company Stock Option Plan shall be terminated and be of no further force or effect;

Settlement of Company RSUs

(d)

notwithstanding the terms of the Company RSU Plan, any resolutions of the Company Board or the terms of any agreement, certificate or other instrument granting or confirming the grant of Company RSUs or representing Company RSUs, each Company RSU outstanding at the Effective Time shall be, and shall be deemed to be, fully and unconditionally vested and, in the case of a Company RSU with vesting conditions based on satisfaction of specified performance criteria, such vesting shall be based on a vesting multiplier of 1.25 and:

(i)

each such Company RSU, including any such Company RSU pursuant to the vesting multiplier of 1.25, shall be, and shall be deemed to be, surrendered and transferred by the Company RSU Holder to the Company pursuant to its terms (free and clear of all Liens) in exchange for, subject to Article 6 [Withholdings], a cash payment (without interest) from the Company equal to the In-the-Money Value of such Company RSU (provided that, to the extent that such cash payment in respect of a Company RSU cannot be paid at the effective time of this Section 3.1(d) without causing the recipient to incur a penalty tax under Section 409A, then such cash payment shall be paid (without interest) on the earliest permissible date on which such payment can be made without causing the recipient to incur a penalty tax under Section 409A);

(ii)	each Company RSU shall be, and shall be deemed to be, terminated and cancelled and shall cease to represent any right to payment from any Person;

(iii)

each former Company RSU Holder shall cease to be a holder of Company RSUs and to have any rights as a holder of Company RSUs other than the right to receive the consideration to which such Company RSU Holder is entitled pursuant to Section 3.1(d), and the name of each former Company RSU Holder shall be removed from the register of Company RSU Holders maintained by or on behalf of the Company;

(iv)

any agreement, certificate or other instrument granting or confirming the grant of Company RSUs or representing Company RSUs or the right of a former Company RSU Holder to any such Company RSUs shall be void and of no further force or effect and neither the Company nor the Purchaser shall have any further liabilities or obligations to any Person with respect thereto other than the obligation of the Company to pay the consideration which the former Company RSU Holder is entitled to receive pursuant to Section 3.1(d); and

(v)	the Company RSU Plan shall be terminated and be of no further force or effect;

Settlement of Company DSUs

(e)

notwithstanding the terms of the Company DSU Plan, any resolutions of the Company Board or the terms of any agreement, certificate or other instrument granting or confirming the grant of Company DSUs or representing Company DSUs, each Company DSU shall be, and shall be deemed to be, redeemed by, and surrendered and transferred to, the Company in accordance with its terms (free and clear of all Liens), in exchange for, subject to Article 6 [Withholdings], a cash payment (without interest) from the Company equal to the In-the-Money Value of such Company DSU (provided that, to the extent that such cash payment in respect of a Company DSU cannot be paid at the effective time of this Section 3.1(e) without causing the recipient to incur a penalty tax under Section 409A, then such cash payment shall be paid (without interest) on the earliest permissible date on which such payment can be made without causing the recipient to incur a penalty tax under Section 409A):

(i)	each Company DSU shall be, and shall be deemed to be, terminated and cancelled and shall cease to represent any right to payment from any Person;

(ii)

each former Company DSU Holder shall cease to be a holder of Company DSUs and to have any rights as a holder of Company DSUs other than the right to receive the consideration to which such Company DSU Holder is entitled pursuant to Section 3.1(e), and the name of each former Company DSU Holder shall be removed from the register of Company DSU Holders maintained by or on behalf of the Company;

(iii)

any agreement, certificate or other instrument granting or confirming the grant of Company DSUs or representing Company DSUs or the right of a former Company DSU Holder to any such Company DSUs shall be void and of no further force or effect and neither the Company nor the Purchaser shall have any further liabilities or obligations to any Person with respect thereto other than the obligation of the Company to pay the consideration which the former Company DSU Holder is entitled to receive pursuant to Section 3.1(e); and

(iv)	the Company DSU Plan shall be terminated and be of no further force or effect;

Funding of Purchaser

(f)

as consideration for Purchaser Holdco agreeing to transfer the Purchaser Midco Shares to Sunoco as contemplated in Section 3.1(j), Sunoco shall pay to Purchaser Holdco cash in an amount equal to the Maximum Cash and issue to Purchaser Holdco such number of Sunoco Class D Common Units as is equal to the aggregate number of Consideration Units to be received by Company Shareholders pursuant to Section 3.1(h)(i);

(g)

Purchaser Midco shall issue Purchaser Midco Shares to Purchaser Holdco in exchange for the cash and the aggregate number of Consideration Units to be received by Company Shareholders pursuant to Section 3.1(h)(i);

Acquisition of Company Shares

(h)

each Company Share held by a Company Shareholder (other than Company Shares held by Dissenting Shareholders) shall be and shall be deemed to be, transferred without any further act or formality by the holder thereof to the Purchaser (free and clear of all Liens) and:

(i)	in respect of the transfer of each such Company Share:

(A)	each Combination Electing Shareholder shall receive the Combination Elected Consideration from Purchaser Midco on behalf of (and as directed by) the Purchaser;

(B)	subject to Section 3.2, each Cash Electing Shareholder shall receive the Cash Elected Consideration from Purchaser Midco on behalf of (and as directed by) the Purchaser; and

(C)	subject to Section 3.2, each Unit Electing Shareholder shall receive the Unit Elected Consideration from Purchaser Midco on behalf of (and as directed by) the Purchaser;

(ii)

the holders of such Company Shares shall cease to be the holders thereof and to have any rights as holders of such Company Shares other than the right to receive the Consideration for each such Company Share in accordance with this Plan of Arrangement;

(iii)	such holders’ names shall, in respect of the Company Shares, be removed from the register of Company Shares maintained by or on behalf of the Company;

(iv)

the Purchaser shall be recorded on the register of the holder of Company Shares maintained by or on behalf of the Company as the holder of the Company Shares so transferred and shall be deemed to be the legal and beneficial owner thereof (free and clear of all Liens); and

(v)

the delivery of Consideration Units from Purchaser Midco on behalf of the Purchaser in Section 3.1(h)(i) shall be deemed to occur concurrently with the issuance of the common shares of the Purchaser to Purchaser Midco in Section 3.1(i);

(i)

concurrently with the transfers in Section 3.1(h), the Purchaser shall issue common shares of the Purchaser to Purchaser Midco as consideration for the delivery of cash and Consideration Units from Purchaser Midco on behalf of the Purchaser pursuant to Section 3.1(h)(i);

(j)	all of the Purchaser Midco Shares are transferred from Purchaser Holdco to Sunoco (free and clear of all Liens) to satisfy the obligation of Purchaser Holdco to Sunoco in Section 3.1(f); and

(k)

all of the common shares of Purchaser Midco are transferred from Sunoco to Sunoco Retail LLC (free and clear of all Liens) as a capital contribution or as otherwise determined by Sunoco and Sunoco Retail LLC.

3.2

The Purchaser shall not be obligated to pay or cause the payment of more Cash Consideration than the Cash Maximum or more Unit Consideration than the Unit Maximum and, in this regard and notwithstanding any provision herein to the contrary:

(a)

if, but for this Section 3.2, the Unit Election Number exceeds the Available Unit Election Number, then each Unit Electing Shareholder will receive from Purchaser Midco on behalf of the Purchaser, in aggregate:

(i)

such number of Consideration Units equal to the product obtained by multiplying the Available Unit Election Number by a fraction the numerator of which is the number of Consideration Units that would otherwise be issuable to such Company Shareholder pursuant to Section 3.1(h)(i) and the denominator of which is the Unit Election Number; and

(ii)

a cash amount equal to the product obtained by multiplying the Remaining Cash Amount by a fraction the numerator of which is the number of Consideration Units that would otherwise be issuable to such Company Shareholder pursuant to Section 3.1(h)(i) and the denominator of which is the Unit Election Number; and

(b)

if, but for this Section 3.2, the Cash Election Amount exceeds the Available Cash Election Amount, then each Cash Electing Shareholder will receive from Purchaser Midco on behalf of the Purchaser, in aggregate:

(i)

a cash amount equal to the product obtained by multiplying the Available Cash Election Amount by a fraction the numerator of which is the amount of cash that would otherwise be payable to such Company Shareholder pursuant to Section 3.1(h)(i) and the denominator of which is the Cash Election Amount; and

(ii)

such number of Consideration Units equal to the product obtained by multiplying the Remaining Unit Number by a fraction the numerator of which is the amount of cash that would otherwise be payable to such Company Shareholder pursuant to Section 3.1(h)(i) and the denominator of which is the Cash Election Amount.

3.3	With respect to the election required to be made by the Company Shareholders (other than Dissenting Shareholders) pursuant to Section 3.1(h)(i):

(a)

each Company Shareholder shall make such election by depositing with the Depositary, prior to the Election Deadline, a duly and properly completed Letter of Transmittal and Election Form indicating such holder’s election, together with certificates representing such holder’s Company Shares; and

(b)

any Company Shareholder who does not deposit with the Depositary a duly and properly completed Letter of Transmittal and Election Form prior to the Election Deadline, or otherwise fails to comply with the requirements of Section 3.3(a) and the Letter of Transmittal and Election Form or to elect to receive Cash Elected Consideration, Combination Elected Consideration or Unit Elected Consideration in respect of their Company Shares, shall be deemed to have elected to receive Combination Elected Consideration.

3.4	With respect to the exchange of Company Shares effected pursuant to Section 3.1(h)(i):

(a)	each Company Shareholder shall receive, in respect of each Company Share held, the Consideration, subject to Sections 5.8 and 5.9 and Article 6 [Withholdings]; and

(b)	any Letter of Transmittal and Election Form, once deposited with the Depositary, shall be irrevocable and may not be withdrawn by a Company Shareholder.

ARTICLE 4

DISSENTING SHAREHOLDERS

4.1

Each registered Company Shareholder may exercise Dissent Rights with respect to the Company Shares held by such registered Company Shareholder in connection with the Arrangement. Dissenting Shareholders shall be deemed to have transferred the Company Shares held by them and in respect of which Dissent Rights have been validly exercised free and clear of all Liens as provided in Section 3.1 and if they:

(a)

are ultimately entitled to be paid fair value for their Company Shares, shall: (i) be deemed not to have participated in the transactions in Section 3.1, other than the transaction in Section 3.1(b) pursuant to which such Company Shares are transferred to, and acquired by, the Company; (ii) be entitled to be paid an amount equal to such fair value by the Company; and (iii) not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement had such Dissenting Shareholders not exercised their Dissent Rights in respect of such Company Shares; or

(b)

are ultimately not entitled, for any reason, to be paid fair value for their Company Shares, shall be deemed to have: (i) participated in the Arrangement, as of the Effective Time, on the same basis as a Company Shareholder who did not exercise its Dissent Rights and thereby to have transferred such Company Shares to the Purchaser; and (ii) elected to receive Combination Elected Consideration.

4.2

The fair value of the Company Shares for the purposes of Section 4.1(a) shall be determined as of the close of business on the last Business Day immediately prior to the day on which the Arrangement Resolution is approved by the Company Shareholders.

4.3

In no event shall the Purchaser or the Company be required to recognize any Dissenting Shareholder as a Company Shareholder after the Effective Time and the names of such holders shall be removed from the register of Company Shareholders as at the Effective Time.

4.4

In no circumstances shall the Company or the Purchaser Parties or any other Person be required to recognize a Person exercising Dissent Rights unless such Person is the registered holder of those Company Shares in respect of which such rights are sought to be exercised. For greater certainty, Company Incentive Holders shall not be entitled to exercise Dissent Rights in respect of their Company Incentives.

4.5

For greater certainty, in addition to any other restrictions in section 191 of the ABCA, any Person who has voted (including by way of instructing a proxy holder to vote) their Company Shares in favour of the Arrangement Resolution shall not be entitled to exercise Dissent Rights. A registered Company Shareholder may only exercise Dissent Rights in respect of all, and not less than all, of its Company Shares.

4.6

Notwithstanding subsection 191(5) of the ABCA, the written notice setting forth such registered Company Shareholder’s objection to the Arrangement Resolution must be received in accordance with the Interim Order by no later than 5:00 p.m. (Calgary time) on the fifth Business Day immediately prior to the date of the Company Meeting (as it may be adjourned or postponed from time to time).

ARTICLE 5

OUTSTANDING CERTIFICATES AND ROUNDING OF CONSIDERATION

5.1	Deposit of Consideration

The Purchaser Parties shall, following receipt of the Final Order and prior to the filing by the Company of the Articles of Arrangement with the Registrar, deposit, or cause to be deposited, with the Depositary cash in the amount equal to the Cash Maximum to be held in escrow, an irrevocable direction for the issuance of a sufficient number of Consideration Units equal to the Unit Maximum (in each case other than with respect to Company Shareholders exercising Dissent Rights) and a sufficient number of Sunoco Class D Common Units equal to the number of Consideration Units to be issued to Company Shareholders pursuant to the Arrangement. No Company Shareholder shall be entitled to receive any consideration with respect to Company Shares other than the consideration to which such Company Shareholder is entitled to receive pursuant to the Arrangement Agreement and this Plan of Arrangement, and, for greater certainty, no such Company Shareholder will be entitled to receive any interest, dividends, premium or other payment or distribution in connection therewith.

5.2	Delivery of Consideration by Depositary

(a)

Promptly following the Effective Time, upon receipt of the irrevocable direction and the cash delivered by the Purchaser Parties pursuant to Section 5.1, the Depositary shall cause a cheque or wire transfer representing the aggregate Cash Consideration and one or more certificates representing the Consideration Units that a Company Shareholder has the right to receive under the Arrangement for Company Shares, less any amounts withheld pursuant to Article 6, to be forwarded to those Persons who have deposited with the Depositary the certificates for Company Shares, if any, a Letter of Transmittal and Election Form and such documents and instruments as the Depositary may reasonably require.

(b)	The cash deposited with the Depositary shall be held in an interest-bearing account, and any interest earned on such funds shall be for the account of the Purchaser.

(c)

The Depositary shall register the Consideration Units in the name of each Company Shareholder entitled thereto or otherwise as instructed in the Filed Letter of Transmittal and Election Form deposited by such Company Shareholder.

5.3	Rights of Holders

Until the Company Shareholder deposits the certificates, if any, for Company Shares, the Letter of Transmittal and Election Form and the documents and instruments reasonably required by the Depositary in accordance with Section 5.2, each certificate that immediately prior to the Effective Time represented Company Shares shall be deemed after the Effective Time to represent only the right to receive, upon such deposit, the aggregate Consideration to which such former holder of Company Shares is entitled under the Arrangement and this Plan of Arrangement or, as to those certificates held by Dissenting Shareholders, other than those Dissenting Shareholders deemed to have participated in the Arrangement pursuant to Section 4.1(b), the right to receive the fair value of the Company Shares formerly represented by such certificates as set out in Article 4.

5.4	Lost Certificates

In the event any certificate which immediately prior to the Effective Time represented one or more outstanding Company Shares that were exchanged pursuant to Section 3.1 shall have been lost, stolen or destroyed, upon satisfying such reasonable requirements as may be imposed by the Purchaser Parties and the Depositary in relation to the issuance of replacement share certificates, the Depositary will issue and deliver in exchange for such lost, stolen or destroyed certificate the Consideration deliverable in accordance with Section 3.1. The Person who is entitled to receive such Consideration shall, as a condition precedent to the receipt thereof, give a bond to the Purchaser Parties, the Company and the Company’s transfer agent in form and substance satisfactory to the Purchaser Parties, the Company and the Company’s transfer agent, or otherwise indemnify the Purchaser Parties, the Company and the Company’s transfer agent, to the reasonable satisfaction of the Purchaser Parties, the Company and the Company’s transfer agent, against any claim that may be made against any of them with respect to the certificate alleged to have been lost, stolen or destroyed.

5.5	Book-Based Registrations

For the purposes of this Plan of Arrangement, any reference to a “certificate” in respect of Company Shares or Consideration Units shall include evidence of registered ownership of Company Shares or Consideration Units, as the case may be, in an electronic book-based system maintained by the registrar and transfer agent of the Company Shares or Consideration Units, and the provisions of this Plan of Arrangement shall be read and construed (and where applicable, modified) to give effect to such interpretation.

5.6	Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or made after the Effective Time with respect to the Consideration Units with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Company Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.3 or Section 5.4. Subject to applicable Law, at the time of such compliance, there shall, in addition to the delivery of a certificate representing the Consideration Units to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend with a record date after the Effective Time theretofore paid with respect to such Consideration Units.

5.7	Termination of Rights

Subject to applicable Laws relating to unclaimed property, any certificate formerly representing Company Shares that is not deposited with all other documents as required by this Plan of Arrangement, or any payment made by way of cheque to the Depositary pursuant to this Plan of Arrangement that has been returned to the Depositary or that otherwise remains unclaimed on or before the day prior to the second anniversary of the Effective Date shall cease to represent a right or interest of or a claim by any former Company Shareholder of any kind or nature against the Purchaser. On such date, the Consideration to which the former holder of the certificate referred to in the preceding sentence was ultimately entitled, or the claim to payment hereunder that remains outstanding, as the case may be, shall be deemed to have been surrendered and forfeited to the Purchaser, for no consideration, and such rights shall thereupon terminate and be cancelled.

5.8	Rounding of Cash Consideration

Notwithstanding anything contained herein, if the aggregate cash amount which a former Company Securityholder is entitled to receive pursuant to Section 3.1 would otherwise include a fraction of $0.01, then the aggregate cash amount to which such former Company Securityholder shall be entitled to receive shall be rounded down to the nearest whole $0.01.

5.9	Rounding of Unit Consideration

Notwithstanding anything contained herein, no fractional Consideration Units shall be issued under this Plan of Arrangement. Where the aggregate number of the Consideration Units issuable to a former Company Shareholder would result in a fraction of a Consideration Units being issuable, such former Company Shareholder shall receive, in lieu of such fractional Consideration Units, a cash amount determined by reference to the volume weighted average trading price of Consideration Units on the New York Stock Exchange on the first five trading days on which such Consideration Units trade on such exchange following the Effective Date, converted into Canadian dollars based on the daily rate published by the Bank of Canada on the last day of such five day period. In calculating such fractional interests, all Company Shares formerly registered in the name of such former Company Shareholder shall be aggregated without regard to any underlying beneficial ownership of such Company Shares.

5.10	Paramountcy

From and after the Effective Time:

(a)	this Plan of Arrangement shall take precedence and priority over:

(i)	any and all rights related to Company Shares issued or outstanding prior to the Effective Time; and

(ii)

any and all rights related to Company Incentives that are outstanding at the Effective Time and the terms and conditions thereof, including the terms and conditions of the applicable Company Incentive Plan and any agreement, certificate or other instrument granting or confirming the grant of, or representing, a Company Incentive.

(b)

the rights and obligations of the Company, the Purchaser Parties, the Depositary, the Company Securityholders (including Dissenting Shareholders) and any trustee, transfer agent or other depositary therefor, shall be solely as provided for in this Plan of Arrangement; and

(c)

all actions, causes of action, claims or proceedings (actual or contingent, and whether or not previously asserted) based on or in any way relating to any Company Shares or Company Incentives shall be deemed to have been settled, compromised, released and determined without liability except as set forth in this Plan of Arrangement.

ARTICLE 6

WITHHOLDINGS

6.1

Each of the Company , the Purchaser and the Depositary shall be entitled to deduct and withhold from the amounts otherwise payable to any Person under this Plan of Arrangement or any amount contemplated herein, such amounts as it is required, or reasonably believes it is required, to deduct and withhold with respect to such payment under the Income Tax Act (Canada) or any provision of Applicable Law (including any proposed change of Applicable Law and any applicable assessing practices or administrative policies of a Governmental Authority) and remit such deduction and withholding amount to the appropriate Governmental Authority. To the extent that amounts are so properly deducted, withheld and remitted, such deducted, withheld and remitted amounts shall be treated for all purposes of the Arrangement Agreement and the Arrangement as having been paid to such Person in respect of which such deduction and withholding and remittance was made.

ARTICLE 7

AMENDMENTS

7.1

The Purchaser Parties and the Company may amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Time, provided that each such amendment, modification and/or supplement must be: (i) set out in writing; (ii) approved by the Purchaser Parties and the Company; (iii) filed with the Court and, if made following the Company Meeting, approved by the Court subject to Sections 7.4 and 7.5); and (iv) communicated to the Company Securityholders if and as required by the Court.

7.2

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Purchaser Parties or the Company at any time prior to or at the Company Meeting (provided that the other Parties shall have consented thereto) with or without any other prior notice or communication, and if so proposed and accepted by Persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

7.3

Any amendment, modification or supplement to this Plan of Arrangement that is approved or directed by the Court following the Company Meeting and prior to the Effective Time shall be effective only: (i) if it is consented to in writing by each of the Purchaser Parties and the Company (each acting reasonably); and (ii) if required by the Court, it is consented to by the Company Shareholders, voting in the manner directed by the Court.

7.4

Any amendment, modification or supplement to this Plan of Arrangement may be made by the Purchaser Parties and the Company (upon their mutual agreement) without the approval of or communication to the Court or the Company Shareholders, provided that it concerns a matter which, in the reasonable opinion of the Purchaser Parties and the Company, is of an administrative or ministerial nature required to better give effect to the implementation of this Plan of Arrangement and is not materially adverse to the economic interest of any Company Shareholders.

7.5

Any amendment, modification or supplement to this Plan of Arrangement may be made following the Effective Date unilaterally by the Purchaser Parties provided that it concerns a matter which, in the reasonable opinion of the Purchaser Parties, is of an administrative or ministerial nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the economic interest of any former holder of Company Shares.

ARTICLE 8

FURTHER ASSURANCES

8.1

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and shall be deemed to occur in the order set out in this Plan of Arrangement without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by either of them in order to further document, give effect to or evidence any of the transactions or events set out in this Plan of Arrangement or otherwise to carry out the full intent and meaning of this Plan of Arrangement.

Appendix B

ARRANGEMENT RESOLUTION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.

The arrangement (“Arrangement”) under section 193 of the Business Corporations Act (Alberta) (the “ABCA”) involving Parkland Corporation (“Parkland”), 2709716 Alberta Ltd. (“Purchaser”), NuStar GP Holdings, LLC (“Purchaser Holdco”), Sunoco LP (“Sunoco”), the shareholders of Parkland (the “Parkland Shareholders”) and other securityholders of Parkland, to effect the acquisition by Sunoco of all of the issued and outstanding common shares of Parkland, as more particularly described and set forth in the management information circular and proxy statement of Parkland accompanying the notice of meeting, is hereby authorized, approved and adopted.

2.

The plan of arrangement (the “Plan of Arrangement”) to implement the Arrangement, the full text of which is set out as Appendix A to the arrangement agreement dated May 4, 2025 among Parkland, Purchaser, Purchaser Holdco and Sunoco, (the “Arrangement Agreement”), as may be modified or amended in accordance with its terms, is hereby authorized, approved and adopted.

3.

Notwithstanding that this resolution has been passed by the Parkland Shareholders or that the Arrangement has been approved by the Court of King’s Bench of Alberta, the directors of Parkland are hereby authorized and empowered without further notice to, or approval of, the Parkland Shareholders: (i) to amend the Arrangement Agreement or the Plan of Arrangement, to the extent permitted by the Arrangement Agreement or the Plan of Arrangement; and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement.

4.

Any one director or officer of Parkland is hereby authorized and directed for and on behalf of Parkland to execute, under the corporate seal of Parkland or otherwise, and to deliver to the Registrar under the ABCA for filing, articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement and the Plan of Arrangement in accordance with the Arrangement Agreement.

5.

Any one director or officer of Parkland is hereby authorized and directed for, on behalf of, and in the name of Parkland to execute or cause to be executed, under the corporate seal of Parkland or otherwise, and to deliver or cause to be delivered, all such other documents and instruments and to perform or cause to be performed all such other acts and things as in such person’s opinion may be necessary or desirable to give full effect to the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of any such act or thing.

B-1

Appendix C

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in (a) the Company Filings (excluding any disclosures set forth in any such Company Filings under the heading “Risk Factors” or in any section relating to forward-looking statements, in each case other than historical facts set forth therein), where the relevance of the information as an exception to (or disclosure for purposes of) a particular representation is reasonably apparent on its face, other than in the case of the representations and warranties contained in paragraphs 1 [Organization and Corporate Power of Company], 2 [Organization and Requisite Power of Company Material Subsidiaries], 3 [Corporate Authorizations], 4 [Company Special Committee Approval], 5 [Board Approval], 6 [No Conflict with Authorizations, Laws, etc.], 9 [Capitalization], 24 [Absence of Certain Changes or Events] and 42 [Brokers], or (b) the Company Disclosure Letter, where the relevance of the information as an exception to (or disclosure for purposes of) a particular representation is reasonably apparent on its face the Company represents and warrants to the Purchaser Parties as follows:

1	Organization and Corporate Power of Company

The Company is a corporation formed, organized and existing under the laws of the Province of Alberta and has the corporate power and capacity to own and operate its property and assets, carry on its business as now conducted, and to own, lease and operate its assets and properties, and enter into and perform its obligations under this Agreement, except where the failure to have such power or capacity would not have, individually or in the aggregate, a Company Material Adverse Effect.

2	Organization and Requisite Power of Company Material Subsidiaries

Each of the Company Material Subsidiaries is a corporation or other entity duly incorporated, formed or organized, as applicable, under the laws of the jurisdiction of its incorporation, formation or organization and has the legal right and necessary power and capacity to carry on its business as now conducted and to own, lease and operate its assets and properties, except where the failure to have such power or capacity would not have, individually or in the aggregate, a Company Material Adverse Effect.

3	Corporate Authorizations

The execution and delivery of this Agreement, the performance by the Company of its obligations under this Agreement and the completion of the Arrangement and the other transactions contemplated under this Agreement, (a) have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or the completion of the Arrangement or the other transactions contemplated under this Agreement other than the approval of the Arrangement Resolution by the Company Shareholders, the Interim Order and the Final Order, and (b) do not result in a breach or a violation of, or conflict with, or allow any other Person to exercise any rights under, any of the Constating Documents of the Company or any Company Material Subsidiary or any resolutions of the Company Board or Company Shareholders (except as would not be material to the Company and the Company Material Subsidiaries, taken as a whole).

4	Company Special Committee Approval

As of the date hereof, the Company Special Committee, after consultation with its financial advisors and outside legal counsel, has:

(a)	determined that the Arrangement is fair to the Company Shareholders and is in the best interests of the Company; and

(b)	recommended that the Company Board approve the Arrangement.

5	Board Approval

As at the date hereof, the Company Board, after consultation with its financial advisors and outside legal counsel, and upon the recommendation of the Company Special Committee, has:

(a)	determined that the Arrangement is fair to the Company Shareholders and is in the best interests of the Company; and

(b)	resolved to recommend that the Company Shareholders approve the Arrangement Resolution.

6	No Conflict with Authorizations, Laws, etc.

Other than as disclosed in Schedule C-6 of the Company Disclosure Letter, the execution and delivery of this Agreement by the Company, the performance of its obligations under this Agreement and the completion of the Arrangement and the other transactions contemplated under this Agreement do not and will not:

(a)

contravene, conflict with, or result in any material violation or material breach of, or require any consent to be obtained pursuant to, or give rise to any termination rights of payment obligations under, the Constating Documents of the Company or any of its Subsidiaries;

(b)

result in a breach or a violation of, conflict with, or cause the termination or revocation of, any material Authorization held by the Company or any of the Company Material Subsidiaries or necessary to the ownership of the Company Shares, the use of the material assets of the Company or any of the Company Material Subsidiaries or the material operation of their business;

(c)	result in or require the creation of any Lien upon any of the Company Shares or any of the material assets of the Company or any of the Company Material Subsidiaries;

(d)	result in a breach or a violation of, or conflict with, any Order of any Governmental Authority; or

(e)	result in a breach or a violation of, or conflict with, any applicable Law,

except in the case of (b), (c), (d) or (e), as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

7	Regulatory Approvals

Other than as disclosed in Schedule C-7 of the Company Disclosure Letter, the execution and delivery of this Agreement by the Company, the performance of its obligations under this Agreement and the completion of the Arrangement and the other transactions contemplated under this Agreement do not require any Regulatory Approval or other action by or in respect of, or filing with, or notification to, any Governmental Authority by the Company other than:

(a)	the Interim Order and the Final Order;

(b)	the filing of the Articles of Arrangement and the receipt of the Certificate of Arrangement;

(c)	customary filings with the Securities Regulatory Authorities and the TSX;

(d)	the Key Regulatory Approvals (other than the Foreign Antitrust and Investment Law Approvals); and

(e)

any Authorizations which, if not obtained, or any other actions by or in respect of, or filings with, or notifications to, any Governmental Authority which, if not taken or made, would not have, individually or in the aggregate, a Company Material Adverse Effect.

8	Execution and Binding Obligation

This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding agreement of the Company enforceable against it in accordance with its terms, subject to any limitation under bankruptcy, insolvency or other Law affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

9	Capitalization

(a)

The authorized capital of the Company consists of an unlimited number of Company Shares and an unlimited number of preferred shares. As of the date of this Agreement, (i) there were 174,381,337 Company Shares and no preferred shares issued and outstanding; (ii) 3,631,740 Company Shares issuable upon the exercise of outstanding Company Stock Options; (iii) 2,100,941 outstanding Company RSUs (of which 1,465,771, are subject to performance vesting features providing for potential multiplier pursuant to which up to 2,931,542 Company Shares are issuable or deliverable (or an equivalent cash payment payable) upon settlement thereof); and (iv) 209,013 outstanding Company DSUs (pursuant to which no Company Shares are issuable or deliverable (or an equivalent cash payment payable) upon settlement thereof). All of the issued and outstanding Company Shares have been duly authorized and validly issued and are fully paid and non-assessable and all of the outstanding Company Stock Options, Company RSUs and Company DSUs have been duly authorized by the Company Board (or a duly authorized committee thereof) and issued in compliance with applicable Law and the terms of the Company Stock Option Plan, Company RSU Plan and Company DSU Plan, as applicable.

(b)

Schedule C-9(a) of the Company Disclosure Letter contains a complete and accurate list of the outstanding (i) Company Stock Options with details regarding the exercise price and the vesting terms of such securities; (ii) Company RSUs with details regarding the number of Company RSUs outstanding; and (iii) Company DSUs with details regarding the number of Company DSUs outstanding.

(c)

The Company has provided the Purchaser Parties with true and complete copies of the Company Stock Option Plan, the Company RSU Plan, the Company DSU Plan and all template agreements under which any outstanding Company Stock Options, Company RSUs or Company DSUs have been granted or issued.

(d)	All outstanding Company Stock Options have been recorded in the Company’s financial statements in accordance with IFRS.

(e)

Except for outstanding Company Stock Options, Company RSUs and Company DSUs and rights to purchase Company Shares issued under the Rights Plan, there are no issued, outstanding or authorized options, equity-based awards, warrants, calls, conversion, pre-emptive, redemption, repurchase, stock appreciation, subscription or other rights, or any other agreements, arrangements, understandings, instruments or commitments of any kind that obligate the Company to, directly or indirectly, issue or sell any, or create any additional classes of, securities of the Company, or give any Person a right to subscribe for or acquire, any securities of the Company.

(f)

There are no outstanding contractual or other obligations of the Company to repurchase, redeem or otherwise acquire any securities of the Company or to qualify securities for public distribution in Canada, the United States or elsewhere.

(g)	All dividends or distributions on the securities of the Company that have been declared or authorized have been paid in full, except for dividends or distributions declared but not yet payable.

10	Subsidiaries

(a)

A true and complete list of all Subsidiaries of the Company is set out in Schedule C-10(a) of the Company Disclosure Letter, and the following information with respect to each Subsidiary is set forth therein:

(i)	its name;

(ii)	its entity type; and

(iii)	its governing jurisdiction.

(b)	The Company owns, directly or indirectly, all of the issued and outstanding shares and other interests of each of its Subsidiaries free and clear of all Liens (other than Permitted Liens).

(c)

Except as set forth in Schedule C-10(c) of the Company Disclosure Letter, neither the Company nor any of its Subsidiaries is party to any joint venture entity or is a partner of any partnership that is not a wholly-owned partnership.

(d)

The issued and outstanding shares or interests in the Subsidiaries directly or indirectly owned by the Company have been duly authorized and validly issued and, to the extent such concept exists under the applicable Laws governing the Subsidiaries, are fully paid and non-assessable shares or interests, and no such shares or interests have been issued in violation of any pre-emptive or similar rights.

(e)

There are no Contracts, arrangements or restrictions that require the Company Material Subsidiaries to issue, sell or deliver any shares or other interests, or any securities convertible into or exchangeable for, any shares or other interests.

11	Qualification

The Company and each of the Company Material Subsidiaries are duly qualified to carry on business, and are in good standing or have equivalent status, in each jurisdiction in which the character of their assets and properties, owned, leased, licensed or otherwise held, or the nature of their activities, makes such qualification necessary, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, have a Company Material Adverse Effect.

12	Shareholders’ and Similar Agreements

The Company is not a party to any unanimous shareholders agreement, shareholder agreement, pooling, voting or other similar arrangement or agreement relating to the ownership or voting of any securities of the Company, or pursuant to which any Person may have any right or claim in connection with any existing or past equity interest in the Company. To the knowledge of the Company, there are no irrevocable proxies or voting agreements with respect to any securities issued by the Company.

13	Securities Law Matters

(a)

The Company is a reporting issuer under applicable Securities Laws in each of the provinces and territories of Canada. The Company Shares are listed and posted for trading on the TSX and are not listed on any other market. Neither the Company nor any of the Subsidiaries of the Company is subject to any other continuous or periodic or other disclosure requirements under any securities laws in any other jurisdiction.

(b)

The Company is not in default of any material requirements of any Securities Laws in any material respect or the applicable listing and corporate governance rules and regulations of the TSX in any material respect.

(c)

The Company has not taken any action to cease to be a reporting issuer in any province or territory of Canada nor has the Company received notification from any Securities Regulatory Authority seeking to revoke the reporting issuer status of the Company.

(d)

No Proceeding or Order for the delisting, suspension of trading, or cease trade or other Order or restriction with respect to any securities of the Company is in effect or pending or, to the knowledge of the Company, has been threatened or is expected to be implemented or undertaken.

14	Public Disclosure

The Company has timely filed with the Securities Regulatory Authorities all material forms, reports, schedules, statements, and other documents required to be filed under applicable Securities Laws since January 1, 2023. The documents comprising the Company Filings, as of their respective dates (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such subsequent filing), complied as filed in all material respects with applicable Law and did not contain any Misrepresentation. The Company has not filed any confidential material change report or other confidential filing with any Securities Regulatory Authority which, at the date of this Agreement, remains confidential. The Company is not subject to any ongoing Proceeding by any Securities Regulatory Authority and, to the knowledge of the Company, no such Proceeding is threatened.

15	U.S. Securities Law Matters.

(a)

The Company does not have, nor is it required to have, any class of securities registered under the U.S. Exchange Act, nor is the Company subject to any reporting obligation (whether active or suspended) pursuant to Section 13(a) or Section 15(d) of the U.S. Exchange Act.

(b)

The Company is not, and has never been, subject to any requirement to register any class of its equity securities pursuant to Section 12(g) of the U.S. Exchange Act, is not an investment company registered or required to be registered under the Investment Company Act of 1940 of the United States of America, as amended, and is a “foreign private issuer” (as such term is defined in Rule 3b-4 under the U.S. Exchange Act).

(c)	No securities of the Company have been traded on any national securities exchange in the United States of America during the past 12 calendar months.

16	Transfer Agent

Computershare Trust Company of Canada has been duly appointed by the Company as the registrar and transfer agent for the Company Shares.

17	Financial Statements and Records

The Company’s audited consolidated financial statements (including any of the notes or schedules thereto, the auditor’s report thereon and the related management’s discussion and analysis) and unaudited consolidated interim financial statements (including any of the notes or schedules thereto and the related management’s discussion and analysis) included in the Company Filings fairly present, in all material respects, the consolidated financial position, results of operations and changes in financial position of the Company and its Subsidiaries as of their respective dates and for the periods covered by such financial statements, all in accordance with IFRS, consistently applied throughout the periods referred to therein (except as expressly set forth in the notes thereto).

18	Disclosure Controls and Internal Controls over Financial Reporting

(a)

The Company has established and maintains “disclosure controls and procedures” (as such term is defined in NI 52-109) to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under Securities Laws is recorded, processed, summarized and reported within the time periods specified in the Securities Laws. Such disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted under Securities Laws is accumulated and communicated to the Company’s management, including its chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

(b)

The Company has established and maintains a system of “internal control over financial reporting” (as such term is defined in NI 52-109) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

(c)

To the knowledge of the Company, there is no “material weakness” (as such term is defined in NI 52-109) relating to the design or operating effectiveness of the Company’s internal control over financial reporting or fraud that involves Representatives, consultants or independent contractors who have a significant role in the Company’s internal control over financial reporting. To the knowledge of the Company, since December 31, 2024 the Company has not received or otherwise obtained knowledge of any Proceeding regarding accounting, internal accounting controls or auditing matters, including any Proceeding alleging that the Company has engaged in questionable accounting or auditing practices, or any expression of concern from its external auditor regarding questionable accounting or auditing matters.

19	Auditors

The auditors of the Company are independent public accountants as required by applicable Law and there has not been any “reportable event” (as such term is defined in Section 4.11(1) of NI 51-102) with the present or any former auditor of the Company.

20	No Undisclosed Liabilities

Other than as disclosed in Schedule C-20 of the Company Disclosure Letter, there are no liabilities or obligations of the Company of any nature, whether accrued, contingent, absolute, determined, determinable, matured, unmatured or otherwise, other than liabilities or obligations:

(a)

disclosed in the audited consolidated financial statements of the Company as at and for the year ended December 31, 2024 (including any notes or schedules thereto and the related management’s discussion and analysis) included in the Company Filings;

(b)	incurred in the Ordinary Course since December 31, 2024;

(c)	reasonably incurred after December 31, 2024 in connection with this Agreement or the transactions contemplated under this Agreement; or

(d)	that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

21	Related Party Transactions

Other than as disclosed in Schedule C-21 of the Company Disclosure Letter, the Company is not indebted to any director, officer, employee or agent of, or independent contractor to, the Company or any of their respective Affiliates or associates (except for amounts due in the Ordinary Course as salaries, bonuses, directors’ fees or the reimbursement of Ordinary Course expenses). There are no Contracts (other than employment arrangements) with, or advances, loans, guarantees, liabilities or other obligations to, on behalf or for the benefit of, any shareholder, officer or director of the Company, or any of their respective Affiliates or associates.

22	Compliance with Law

Other than as disclosed in Schedule C-22 of the Company Disclosure Letter, and except with respect to Environmental Laws, which is governed exclusively by Appendix C Section 35: (i) the Company is in compliance with applicable Law in all material respects; and (ii) the Company is not under any investigation with respect to, and has not been convicted, charged or, to the knowledge of the Company, threatened to be charged with, any material violation or potential material violation of any Law from any Governmental Authority.

23	Restrictions on Conduct of Business

Other than as disclosed in Schedule C-23 of the Company Disclosure Letter, the Company is not and none of the Company Material Subsidiaries are a party to, or bound by, any non-competition agreement or any other Contract or any Order or Authorization which purports to:

(a)	limit the manner or the location in which the Company or any of the Company Material Subsidiaries may conduct any line of business;

(b)	limit any business practice of the Company or any of the Company Material Subsidiaries; or

(c)	restrict any acquisition or disposition of any assets or property by the Company or any of the Company Material Subsidiaries,

with such exceptions as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect.

24	Absence of Certain Changes or Events

Since December 31, 2023 until the date hereof, other than the transactions contemplated in this Agreement, the business of the Company and the Company Material Subsidiaries has been conducted in the Ordinary Course and there has not occurred a Company Material Adverse Effect.

25	Business Authorizations

The Company or one of its Subsidiaries holds, possesses or lawfully uses in the operation of the Company’s business, and is in compliance with, all Authorizations which are necessary for it to conduct the Company’s business or for the ownership and use of the property and assets used by the Company or any of the Company Material Subsidiaries, except where failure to hold, possess or lawfully use, or be in compliance with, any such Authorizations would not, individually or in the aggregate, result in a Company Material Adverse Effect.

26	Title to Assets

Except as would not, individually or in the aggregate, result in a Company Material Adverse Effect: (a) the Company has and each of its Subsidiaries either own, lease, license or have access to the properties and assets necessary to the operation of their respective businesses, free and clear of all Liens other than Permitted Liens; and (b) no other Person owns any assets which are being used in the Company’s or any of the Subsidiaries’ business except for the Company Leased Real Properties and personal or movable property leased to the Company or any of its Subsidiaries.

27	No Options, etc.

No Person has any written or oral agreement, option, understanding or commitment, or any right or privilege (whether by law, contractual or otherwise) capable of becoming such, for the purchase or other acquisition from the Company of any of its material assets other than in respect of sales of goods made in the Ordinary Course, except as would not have, individually or in the aggregate, a Company Material Adverse Effect.

28	Real Property

(a)

Schedule C- 28(a) of the Company Disclosure Letter lists the common street address for substantially all real or immovable property owned by the Company or any Company Material Subsidiary (such real or immovable property, which for clarity may exclude any real or immovable property which individually or in the aggregate is immaterial to the business of the Company, together with all structures, improvements and fixtures presently or hereafter located thereon or attached thereto, are, as the context may require, individually or collectively referred to as the “Company Owned Real Property”). With respect to each Company Owned Real Property, except as would not have, individually or in the aggregate, a Company Material Adverse Effect:

(i)

the Company or a Subsidiary is the sole owner of 100% legal and beneficial interest in the Company Owned Real Property and the Company or a Subsidiary has good and marketable and valid ownership and fee simple title to all Company Owned Real Property, in each case free and clear of all Liens except for Permitted Liens;

(ii)

there are no outstanding options, undertakings, commitments or rights or privileges capable of becoming such, to purchase any of the Company Owned Real Property, or any portion thereof or interest therein, and there are no agreements, undertakings, contracts or commitments to sell, any of the Company Owned Real Property, or any portion thereof or interest therein;

(iii)

the Company or a Subsidiary has the exclusive right to occupy, possess and use the Company owned Real Property and neither the Company nor any Subsidiary has granted any written or oral agreement to lease, license or otherwise use, possess or occupy any of the Company Owned Real Property or any portion thereof other than in the Ordinary Course;

(iv)

there are no outstanding work orders, inspector orders, open building permits, deficiency notices, notices of violation, notices of non-compliance or similar items from or required by any Governmental Authority;

(v)	there are no pending, or to the knowledge of the Company, threatened condemnation, expropriation or rezoning proceedings with respect to any of the Company Owned Real Property;

(vi)

no uncured default, breach or violation of a material nature on the part of the Company or, if applicable, the Subsidiary, or, to the knowledge of the Company, any other party thereto, exists under any Permitted Liens and to the knowledge of the Company no event, condition or omission exists that would constitute such default, breach or violation of a material nature (whether by lapse of time or notice or both) on the part of the Company or, if applicable, the Subsidiary, or, to the knowledge of the Company, any other party thereto; and

(vii)

all of the Company Owned Real Property, and the buildings, improvements and fixtures thereon and systems therein (collectively, the “Owned Structures”) are adequate and suitable for the purpose for which they are presently being used by the Company and its Subsidiaries, as applicable. None of the Company Owned Real Property nor any of the Owned Structures, nor their use, operation or maintenance for the purposes of carrying on the business of the Company, violate any applicable Law in any material respect.

(b)

Schedule C-28(b) of the Company Disclosure Letter lists the common street address for substantially all real or immovable property in which the Company or a Company Material Subsidiary holds as a lessee, licensee or sublessee a leasehold or sublease or license or other similar interest (such real or immovable property, which for clarity may exclude any such real or immovable property which individually or in the aggregate is immaterial to the business of the Company, the “Company Leased Real Property”, together with the Company Owned Real Property, collectively, the “Company Real Property”, and such leases, licenses, subleases, or other similar occupancy agreements together with all amendments, modifications, extensions, supplements, guarantees and other agreements related thereto, collectively, the “Company Real Property Leases”). Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, either the Company or one of its Subsidiaries has a good and enforceable leasehold interest in each and all Company Real Property Leases, in each case, free and clear of all Liens other than any Permitted Liens. The Company is not and none of its Subsidiaries are a party to, or under any agreement (whether oral or written) to become a party to, any real or immoveable property lease other than the Company Real Property Leases and any other leases which individually or in the aggregate is immaterial to the business of the Company. Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, no uncured default, breach or violation of a material nature on the part of the Company or, if applicable, the Subsidiary, or, to the knowledge of the Company, any other party thereto, exists under any Company Real Property Lease and no event, condition or omission exists that would constitute such material default, breach or violation (whether by lapse of time or notice or both) on the part of the Company or, if applicable, the Subsidiary, or, to the knowledge of the Company, any other party thereto. There are no disputes with respect to any Company Real Property Lease that would reasonably be expected to materially adversely affect the use, operation or value of such Company Real Property Lease, except as would not have, individually or in the aggregate, a Company Material Adverse Effect. With respect to each premises comprising Company Leased Real Property, in each case except as would not have, individually or in the aggregate, a Company Material Adverse Effect, the Company or a Subsidiary has the exclusive right to occupy, possess and use such premises and neither the Company nor any Subsidiary has granted any written or oral agreement to sublease, assign or otherwise use, possess or occupy any of the Company Leased Real Property or any portion thereof other than in the Ordinary Course.

(c)

Schedule C- 28(c) of the Company Disclosure Letter contains a complete and accurate list of Company Real Property Leases with a rent payment in excess of $10,000,000.00 per year (each, a “Material Company Real Property Lease”), and sets out, with respect to each Material Company Real Property Lease, the identity of the lessor and the tenant and the common street address to which it relates. With respect to each Material Company Real Property Lease, except as would not have, individually or in the aggregate, a Company Material Adverse Effect:

(i)	all rents, additional rent and other amounts payable by the tenant under each of the Material Company Real Property Leases have been paid;

(ii)	no waiver, indulgence or postponement of any obligations of the Company or any of its Subsidiaries has been granted by the lessor;

(iii)	to the knowledge of the Company, all of the material covenants to be performed by any landlord under the Material Company Real Property Leases have been fully performed;

(iv)	neither the Company nor any Subsidiary has issued or received any written notice of termination of any Material Company Real Property Lease;

(v)

the Company has not collaterally assigned or granted any other security interest in any Material Company Real Property Leases or any portion thereof or interest therein except as permitted under a Material Company Real Property Lease or as otherwise consented to by the landlord of a Material Company Real Property Lease; and

(vi)

all of the Company Leased Real Property to which a Material Company Real Property Lease relates and the buildings, improvements and fixtures thereon and systems therein (collectively, the “Material Leased Structures”) are adequate and suitable for the purpose for which they are presently being used by the Company and its Subsidiaries, as applicable. None of the Company Leased Real Property to which a Material Company Real Property Lease relates nor any of the Material Leased Structures, nor their use, operation or maintenance for the purposes of carrying on the business of the Company, violate any applicable Law; and

(d)

except as would not have, individually or in the aggregate, a Company Material Adverse Effect: (i) the ownership, operation, or use of the Company Owned Real Property by the Company does not violate any restrictive covenant or applicable Law in any material respect; (ii) the Company Owned Real Property does not encroach on any property owned by any other Person or infringe on rights of way, easements or similar Liens in any material respect; and (iii) none of the Company Owned Real Property is subject to claims of encroachment by adjoining land owners, nor are there any claims by the Company or any of its Subsidiaries against any adjoining land owners in respect of any encroachment on to any of the Company Owned Real Property.

29	Material Contracts

(a)

Schedule C-29(a) of the Company Disclosure Letter sets out a complete and accurate list of all Material Contracts as of the date hereof and true, correct and complete copies of all Material Contracts as of the date hereof (including all material amendments, assignments and supplements thereto) have been provided in the Company Data Room.

(b)

The Company has and each of the Company Material Subsidiaries, as applicable, have performed in all material respects all of the obligations required to be performed by them and are entitled to all benefits under, and are not alleged to be in default or breach of, or to have violated, any Material Contract in any material respect.

(c)

Except as would not be reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Material Contract is legal, valid and binding and in full force and effect and is enforceable against the Company and each of the Company Material Subsidiaries that are parties thereto and each other party thereto, in accordance with its terms subject to any limitation under bankruptcy, insolvency or other Law affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(d)

To the Company’s knowledge, there exists no default or event of default or event, occurrence, condition or act which, with the giving of notice, the lapse of time or the happening of any other event or circumstance, would become a breach of, or a default or event of default under, or a violation of any Material Contract.

(e)

Neither the Company nor any of the Company Material Subsidiaries have received any notice that any party to a Material Contract intends to cancel, terminate or otherwise adversely modify or not renew its relationship with the Company or any of the Company Material Subsidiaries and, to the knowledge of the Company, no such action has been threatened.

(f)

Neither the Company nor any of the Company Material Subsidiaries have violated or breached any of the terms or conditions of any Material Contract to which any of them is a party or bound to the knowledge of the Company and all the covenants to be performed and the obligations to be fulfilled by any other party to such Material Contract have been fully performed and fulfilled in all respects.

in the case of each of (b) through (f) above, with such exceptions as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

30	Intellectual Property

(a)

Schedule C-30(a) of the Company Disclosure Letter set outs an accurate list of all material registered IP Rights which includes, for pending and registered IP Rights (“Registered IP”), the name of the owner of record, jurisdiction of filing, and application and registration numbers. The Registered IP has not been adjudged invalid or unenforceable.

(b)

Except as would not have, individually or in the aggregate, a Company Material Adverse Effect, the Company or any of the Company Material Subsidiaries, as applicable, exclusively own or possess all IP Rights including those listed in Schedule C-30(a)(i) reasonably necessary to carry on their respective business in all material respects as now conducted.

(c)

Neither the Company nor any of the Company Material Subsidiaries has received any written notice of infringement with asserted IP Rights of others, which infringement, if the subject of an unfavorable decision, would result in a Company Material Adverse Effect. To the knowledge of the Company, the operation of the business as currently conducted by the Company or any of the Company Material Subsidiaries does not infringe upon or misappropriate the IP Rights of any Person.

31	Information Technology

(a)

Other than as disclosed in Schedule C-31 of the Company Disclosure Letter, the Company and each of the Company Material Subsidiaries maintain commercially reasonable data back-up procedures and data recovery procedures and tools to safeguard against loss or corruption of business or customer data in the event of a failure of the Information Technology owned, licensed, used or held for use by the Company or any of the Company Material Subsidiaries, in each case as reasonably necessary to carry on their respective business in all material respects as currently conducted (collectively, the “Company Corporate IT”). Disaster recovery plans are in place, in the event of a failure of the Company Corporate IT operated by or on behalf of the Company’s business.

(b)

The Company Corporate IT is adequate and sufficient, in all material respects, for the operations of the Company Corporate Group as currently conducted. Since January 1, 2023, (i) there has been no failure with respect to any Company Corporate IT that has had a material effect on the operations of the Company Corporate Group and (ii) to the Company’s knowledge, there has been no material unauthorized access or material breach of or security incident relating to the Company Corporate IT.

32	Insurance

Policies of insurance are in force naming the Company as an insured that adequately cover all risks as are customarily covered in policies of insurance for companies and entities operating a business or businesses such as the Company’s business. Schedule C-32 of the Company Disclosure Letter contains a complete and accurate list of insurance policies that are maintained by or on behalf of the Company and the Company Material Subsidiaries and copies of all such insurance policies are in the Company Data Room. All such policies shall remain in force and effect (subject to taking into account insurance market conditions and offerings and industry practices) and shall not be cancelled or otherwise terminated as a result of the transactions contemplated by this Agreement, other than such cancellations as would not individually or in the aggregate have a Company Material Adverse Effect.

33	Litigation

(a)

Except as disclosed in Schedule C-33(a) of the Company Disclosure Letter, there are no material actions, suits, charges, claims, arbitrations, notices of non-compliance or violation, investigation or proceedings, at law or in equity, by any Person (including the Company or any of its Subsidiaries), nor any arbitration, administrative or other proceeding by or before (or to the knowledge of the Company any investigation or audit by) any Governmental Authority, current, pending, or, to the knowledge of the Company, threatened against or affecting the Company, any of its Subsidiaries or any of their respective officers or directors (in their capacity as such), or affecting any of their respective properties or assets and to the knowledge of the Company, there are no facts or circumstances that could reasonably be expected to give rise to any such matters. Since January 1, 2023, neither the Company nor any of its Subsidiaries has been subject to any material judgment, order, writ, injunction, or decree entered in any lawsuit or proceeding nor has the Company or any of its Subsidiaries settled any material claim prior to being sued or prosecuted or a judgment being given in respect of it.

(b)

There are no material awards of any Governmental Authority outstanding against the Company or any of its Subsidiaries, and neither the Company, any of its Subsidiaries, nor any of the material assets or properties of the Company or its Subsidiaries (taken as a whole), is subject to any outstanding order, writ, ruling, judgment, injunction or decree of any Governmental Authority.

(c)

There is no bankruptcy, liquidation, winding-up or other similar proceeding in progress or pending or, to the knowledge of the Company, threatened against or relating to the Company or any of its Subsidiaries before any Governmental Authority.

34	Taxes

(a)

The Company has and each of the Company Material Subsidiaries has duly and timely prepared and filed all material Tax Returns required by applicable Law to be filed by them prior to the date hereof and all such Tax Returns have been filed with the appropriate Tax Authorities within the prescribed period in accordance with all applicable Law in all material respects. The Company has and each of the Company Material Subsidiaries has reported all income and all other amounts and information required by applicable Law to be reported on each such Tax Return. Each such Tax Return is true, correct and complete in all material respects.

(b)

The Company has and each of the Company Material Subsidiaries has paid, within the prescribed period, all Taxes and instalments of material Taxes which are required to be paid to any Tax Authority pursuant to applicable Law. No deficiency with respect to the payment of any material Taxes or Tax instalments has been asserted against it by any Tax Authority except to the extent being contested by a Permitted Contest or in respect of which adequate reserves have been made in the financial statements of the Company in accordance with IFRS.

(c)

The Company and each of the Company Material Subsidiaries has correctly calculated and duly filed all material claims for federal and provincial Tax credits (including refundable or reimbursable Tax credits). Neither the Company nor any of the Company Material Subsidiaries have applied for, claimed or received a material refund of Tax (or amount deemed for purposes of the Tax Act to be an overpayment of Tax) to which they were not entitled pursuant to applicable Law.

(d)

The Company has and each of the Company Material Subsidiaries has duly and timely withheld and collected all material Taxes required by applicable Law to be withheld or collected by them and duly and timely remitted to the appropriate Tax Authority all such Taxes as and when required by applicable Law.

(e)

There are no Proceedings pending or, to the knowledge of the Company, threatened against the Company or any of the Company Material Subsidiaries in respect of any material Taxes and there are no material matters under discussion, audit or appeal with any Tax Authority relating to material Taxes of the Company or the Company Material Subsidiaries.

(f)	There are no Liens (other than Permitted Liens) with respect to Taxes upon any of the assets of the Company or any of the Company Material Subsidiaries.

(g)

Other than as disclosed in Schedule C-34(g) of the Company Disclosure Letter, the Company has not and none of the Company Material Subsidiaries has requested, entered into any agreement or other arrangement or executed any waiver providing for, any extension of time within which:

(i)	to file any material Tax Return;

(ii)	to file any elections, designations or similar filings relating to material Taxes;

(iii)	it is required to pay or remit any material Taxes or amounts on account of Taxes; or

(iv)	any Tax Authority may assess or collect material Taxes.

(h)

Other than as disclosed in Schedule C-34(h) of the Company Disclosure Letter, neither the Company nor any Company Material Subsidiary has ever been required to file any Tax Return with, and has never been liable to pay any Taxes to, any Tax Authority of a jurisdiction where such entity does not a file a Tax Return or pay material Taxes. No request to file a Tax Return has ever been made to the Company or the Company Material Subsidiaries by a Tax Authority in a jurisdiction where such entity does not file Tax Returns.

(i)

Other than reserves claimed in the ordinary course of preparing and filing Tax Returns, the Company has not claimed any material reserve for tax purposes, if as a result of such claim any amount could be included in its or a Purchaser Party’s income for a taxation year ending after the completion of the Arrangement.

(j)

None of Section 17, subsection 18(4), or Sections 78, 79, 80, 80.01, 80.02, 80.03 and 80.04 of the Tax Act, or any equivalent provision of the Laws of any other jurisdiction, has applied or will apply to the Company or any of the Company Material Subsidiaries at any time on or before the Effective Time.

(k)

None of the Company or any Company Material Subsidiary is liable for material Taxes of any other Person (other than pursuant to an agreement with an arm’s length person (as such term is defined in the Tax Act) the primary purpose of which does not relate to Tax).

(l)

The Company has and the Company Material Subsidiaries have complied in material respects with the transfer pricing (including any contemporaneous documentation) provisions of each applicable Law, including for greater certainty, under section 247 of the Tax Act (and the corresponding provisions of any applicable provincial Law).

35	Environmental Matters

(a)	The Company and each of its Subsidiaries is and has been in compliance with all Environmental Laws applicable to it;

(b)

To the knowledge of the Company, neither the Company nor any of the Company’s Subsidiaries have received or are subject to any Orders or Proceedings with respect to the Company or the assets of the Company or any of the Company’s Subsidiaries, in regard to any alleged material breach, non-compliance, default, or liability under Environmental Laws;

(c)

The Company has and each of the Company’s Subsidiaries have obtained all material Authorizations required by Environmental Laws for the operation of the Company’s business and the assets of the Company or any of the Company Material Subsidiaries. The Company has, and each of the Company’s Subsidiaries is, in compliance with all such material Authorizations;

(d)

The Company and each of the Company’s Subsidiaries, as well as all of the foregoing’s businesses, are in compliance with all financial assurance requirements prescribed by Environmental Laws or any Orders or Authorizations issued pursuant to Environmental Laws, and the Company has not and none of the Company’s Subsidiaries have received notice and the Company has no knowledge of any Proceeding pending or threatened, by any Governmental Authority to materially modify or increase any applicable financial assurance requirements;

(e)

The Company has not and none of the Company’s Subsidiaries has caused or permitted any Release, at any location, except where such Release is permitted by applicable Environmental Laws or any Authorizations issued pursuant to applicable Environmental Laws;

(f)

There are no Hazardous Substances in the environment on, at, under, migrating from, migrating to, or originating from the Company’s business, the Company Real Property or any of the other assets of the Company or the Company’s Subsidiaries; and

(g)

The Company has not and none of the Company’s Subsidiaries has received any notice of, nor are there any issued, outstanding, pending, or threatened Orders or Proceedings with respect to any Hazardous Substances on, at, under, migrating from, migrating to, or originating from the Company’s business, the Company Owned Real Property, the Company Leased Real Property or any of the other assets of the Company or the Company’s Subsidiaries, nor does Company have knowledge of any existing circumstance that it reasonably believes to be a reportable event that could give rise to any of the foregoing, in each case with such exceptions as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect. The representations and warranties in this Appendix C Section 35 are the sole and exclusive representations and warranties of the Company concerning Environmental Laws.

36	Employee Matters

(a)

Except for the Contracts listed in Schedule C-36 of the Company Disclosure Letter (the “Company Employee Material Contracts”), the Company is not and none of its Subsidiaries are party to, subject to, or affected by:

(i)

any employment Contract or Company Employee Plan providing for termination or severance rights, cash or other compensation, or benefits or acceleration of benefits, to any Company Employee upon the consummation of, or relating to the transactions contemplated by this Agreement, including a change of control of the Company or any of the Company Material Subsidiaries;

(ii)

any written Contract with a Person acting as an agent, independent contractor or dependent contractor providing services to the Company or any of its Subsidiaries pursuant to which a payment in excess of $10,000,000 would be triggered upon completion of the Arrangement;

(iii)	any certification Orders in respect of the Company Employees; or

(iv)	any material collective agreement to which the Company is a party.

(b)	True, correct and complete copies of the Company Employee Material Contracts have been provided in the Company Data Room.

(c)

The Company has, and each of the Company Material Subsidiaries have performed (to the extent applicable) all of the material obligations required to be performed by them and are not alleged to be in default of, any Company Employee Material Contract. Each of the Company Employee Material Contracts is in full force and effect. The Company is not and none of the Company Material Subsidiaries are in material breach of any of their obligations thereunder and, to the knowledge of the Company, there exists no event of default or event, occurrence, condition or act (including the completion of the Arrangement) which, with the giving of notice, the lapse of time or the happening of any other event or circumstance, would become an event of default under, any Company Employee Material Contract.

(d)

The Company has and each of the Company Material Subsidiaries have observed and complied with, in all material respects and to the extent applicable, the provisions of all applicable Law respecting employment, including employment standards Laws as well as Laws relating to human rights, occupational health and safety, workplace safety and insurance, labour relations and pay equity.

(e)

There are no material Proceedings by any Person (including the Company and any Governmental Authority) or, to the knowledge of the Company, any material Proceedings threatened against or affecting the Company or any of the Company Material Subsidiaries in respect of employment matters. To the knowledge of the Company, no event has occurred or circumstance exists which could reasonably be expected to give rise to or serve as a valid basis for the commencement of any such Proceeding or other Proceedings by or against the Company in respect of employment matters. The Company is not and none of the Company Material Subsidiaries are subject to any Order entered in any material Proceeding nor have the Company or any of the Company Material Subsidiaries settled any material claim prior to being sued or prosecuted in respect of employment matters.

(f)

There are no outstanding decisions or settlements or pending settlements under any applicable employment Laws which place any material obligation upon the Company or any of the Company Material Subsidiaries to do or refrain from doing any act, or which place a material financial obligation upon the Company or any of the Company Material Subsidiaries.

(g)

Other than as disclosed in Schedule C-36(g) of the Company Disclosure Letter, in the past three years, the Company has not, and none of the Company Material Subsidiaries have, received any material written remedial Order, material notice of offence or conviction under occupational health and safety, pay equity or employment standards Laws. The Company has and each of the Company Material Subsidiaries have performed all of their material financial obligations under such Laws which are owed to the Company Employees and the Governmental Authority having jurisdiction over such matters.

(h)

Other than as disclosed in Schedule C-36(h) of the Company Disclosure Letter, the Company: (i) is not and none of the Company Material Subsidiaries are party to a collective agreement (including any related documents or agreements including letters of understanding, letters of intent and other written communications with bargaining agents for the Company Employees which impose any obligations upon the Company or any of the Company Material Subsidiaries); (ii) has not and none of the Company Material Subsidiaries have entered into nor are they bound by any Contract with any labour union or employee association; and (iii) has not and none of the Company Material Subsidiaries have made commitments to or conducted negotiations with any labour union or employee association with respect to any future agreements, and are not party to any certification of any such union with regard to a bargaining unit.

(i)	There are no ongoing union drives. No trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent:

(i)	holds bargaining rights with respect to any of the Company Employees by way of certification, interim certification, voluntary recognition, designation or successor rights; or

(ii)	has applied to be certified as the bargaining agent of any of the Company Employees.

(j)

As of the date hereof, there is no labour strike, picketing, slow down, work stoppage or lock out, existing, pending, or to knowledge of the Company, threatened against or directly or indirectly affecting the Company or any of the Company Material Subsidiaries or any of their operations. The Company has not and none of the Company Material Subsidiaries have, in the past three years, experienced any labour strike, picketing, slowdown, work stoppage, lock out or other collective labour action by or with respect to the Company Employees. There are no charges or complaints pending or, to the knowledge of the Company, threatened with respect to or relating to the Company or any of the Company Material Subsidiaries before any Governmental Authority in relation to unlawful or unfair labour practices, and no Person has applied to have the Company or any of the Company Material Subsidiaries declared a common or related employer pursuant to applicable Law. The Company has not and none of the Company Material Subsidiaries have received any written notice from any such Governmental Authority responsible for the enforcement of labour Laws of an intention to conduct an investigation of the Company or any of the Company Material Subsidiaries concerning their labour practices.

37	Employee Benefit Plans

(a)

Schedule C-37(a) of the Company Disclosure Letter sets out a true, correct and complete list by country and, where appropriate, a written description of all retirement, pension, supplemental pension, savings, retirement savings, retiring allowance, bonus, profit sharing, stock purchase, stock option, phantom stock, share appreciation rights, deferred compensation, severance or termination pay, change of control, life insurance, medical, hospital, dental care, vision care, drug, sick leave, short term or long term disability, salary continuation, unemployment benefits, vacation, incentive, compensation or other employee benefit plan, program, arrangement, policy or practice whether written or oral, formal or informal, funded or unfunded, registered or unregistered, insured or self-insured that is maintained or otherwise contributed to, or required to be contributed to, by or on behalf of the Company and/or the Company Material Subsidiaries for the benefit of current or former Company Employees, directors, officers, shareholders, independent contractors or agents of the Company, other than government sponsored pension, employment insurance, workers compensation and health insurance plans (collectively, the “Company Employee Plans”). Each of the Company Employee Plans that is a “registered pension plan” as such term is defined in section 248(1) of the Tax Act is identified as such in Schedule C-37(a) of the Company Disclosure Letter (collectively, the “Company Employee Pension Plans”).

(b)	Each Company Employee Plan:

(A)	has been maintained and administered in compliance with its terms and with the requirements of all applicable Law; and

(B)	is in good standing in respect of such requirements and Laws.

(c)	Each Company Employee Plan that is required to be registered under applicable Law is duly registered with the appropriate Governmental Authorities.

(d)

All contributions and premiums required to be paid, deducted or remitted and all obligations required to be performed by the Company or the Company Material Subsidiaries pursuant to the terms of a Company Employee Plan or by applicable Law, have been paid, deducted, remitted or performed, as the case may be, in timely fashion and there are no outstanding defaults or violations with respect to same.

(e)	There are no Proceedings pending or threatened with respect to the Company Employee Plans and no event has occurred nor do circumstances exist that may result in such a Proceeding.

(f)

Other than as disclosed in Section C-37(f) of the Company Disclosure Letter, there is no pending termination or winding-up procedure in respect of any of the Company Employee Plans, and no event has occurred or circumstance exists under which any of the Company Employee Plans could reasonably be expected to be declared terminated or wound-up, in whole or in part.

(g)

Other than as disclosed in Section C-37(g) of the Company Disclosure Letter, no Company Employee Plan has any underfunded or unfunded liabilities or deficiencies or any deficits and the liabilities of the Company in respect of all Company Employee Plans are properly accrued and reflected in the most recently completed audited financial statements of the Company prepared in accordance with IFRS.

(h)	With respect to each Company Employee Plan, the Company Data Room contains accurate and complete copies of:

(A)	the text of all Company Employee Plans (where no text exists, a summary has been provided), as amended to the date of this Agreement and any related material documentation;

(B)

the most recent actuarial valuations of each Company Employee Plan filed with applicable Governmental Authorities for which such valuation is required by applicable Law and, where an actuarial valuation has been prepared in respect of a Company Employee Plan but has not been filed with a Governmental Authority, the most recent of such valuations;

(C)	the most recent accounting and certified financial statement of each Company Employee Plan for which such statement is made; and

(D)	the most recent annual information returns filed with Governmental Authorities in respect of each Company Employee Plan for which such filing is required by applicable Law.

(i)

To the Company’s knowledge, no event has occurred and there has been no failure to act on the part of either the Company or a Company Material Subsidiary or a trustee or administrator of any Company Employee Plan that could subject the Company or a Company Material Subsidiary or such trustee or administrator or the Company Employee Plan to the imposition of any Tax or other liability, whether by way of indemnity or otherwise.

(j)	There have been no withdrawals or improper applications or transfers of funds or assets to or from any Company Employee Plans.

(k)	The Company has not taken any contribution holidays under any Company Employee Pension Plan. None of the Company Employee Pension Plans has ever been the subject of a conversion or a merger.

(l)

No modifications or amendments have been made to any of the provisions of any of the Company Employee Pension Plans in respect of the ownership of surpluses on plan wind-up or the right of the employer to take contribution holidays. The provisions of the Company Employee Pension Plans relating to ownership of surpluses on plan wind-up and the rights of the employer to take contributions holidays are valid and fully enforceable pursuant to applicable Law.

(m)

The completion of the Arrangement will not, alone or together with any additional or subsequent event, result in or require any payment or severance, or the acceleration, vesting or increase in benefits under any Company Employee Plan or give rise to any “excess parachute payment” as defined in Section 280G(b)(1) of the Code, any excise tax owing under Section 4999 of the Code or any other amount that would not be deductible under Section 280G of the Code.

(n)

All data necessary to administer each Company Employee Plan is in the possession of the Company or its agents and is in a form which is sufficient for the proper administration of each Company Employee Plan in accordance with its terms and all applicable Law and such data is complete and correct.

(o)

Other than as disclosed in Section C-37(o) of the Company Disclosure Letter and except in connection with the Company Employee Pension Plans, there are no obligations to provide any employment benefits to any current, former or retired Company Employees or their respective beneficiaries or dependents.

(p)	None of the Company Employee Plans which are funded or administered through an insurance contract require or permit retroactive increases or assessments in premiums or payments.

(q)

The Company is not, nor is it required to and none of its Company Material Subsidiaries are required to contribute to any multi-employer pension or benefit plan. None of the Company Employee Plans is a multi-employer pension or benefit plan.

(r)	Each of the Company Employee Plans can be amended or terminated without restrictions and the Company has the unrestricted power and authority to amend or terminate the Company Employee Plans.

38	Privacy Laws

Except as would not be reasonably expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(a)

the Company has and each of the Company Material Subsidiaries have complied and are complying in all material respects with all applicable Privacy Laws, including in connection with the collection, use, storage and disclosure of Personal Information. The Company has not and none of the Company Material Subsidiaries have received any written complaint or notice of any breach or violation by them of any such Privacy Laws;

(b)

the Company has not and none of the Company Material Subsidiaries have disclosed, made available or provided Personal Information to third parties for any purpose except in compliance with, or as required by, Law; and

(c)	there has been no actual or suspected, unauthorized use, access or disclosure of any of the Company’s or any of the Company Material Subsidiaries data, including Personal Information.

39	Anti-Spam Laws

(a)	Company has and each of the Company Material Subsidiaries have complied in all material respects with applicable Anti-Spam Laws.

(b)

The Company has and each of the Company Material Subsidiaries have in place appropriate processes and practices in material compliance with the requirements of applicable Anti-Spam Laws for each Commercial Electronic Message sent or caused or permitted to be sent by the Company.

40	Sanctions, AML and Anti-Corruption Laws

(a)

For purposes of this Appendix C Section 40, a reference to the Company or any of the Company Material Subsidiaries includes their directors, officer, employees, Representatives and other Persons acting on their behalf, directly or indirectly.

(b)

The Company is and each of the Company Material Subsidiaries are in material compliance with all AML Laws applicable to them. The Company is not and none of the Company Material Subsidiaries are the subject of any Proceedings by or before any Governmental Authority regarding any offense or alleged offences under any AML Laws and, to Company’s knowledge, no such Proceeding is pending or has been threatened.

(c)

The Company has not and none of the Company Material Subsidiaries have carried on business in a manner which violates or has ever violated any Sanctions, including, for greater certainty, Sanctions that restrict oil and gas sector investments, nor are any of them the subject of any investigation or inquiry relating to Sanctions or Sanctioned Persons by a Governmental Authority and, to the Company’s knowledge, no such Proceeding is pending or has been threatened.

(d)	The Company has not and none of the Company Material Subsidiaries have directly or indirectly:

(i)

made or authorized a contribution, payment, reward, benefit or gift of funds or property to any official, employee or agent of any Governmental Authority or public international organization, or to any Person for the benefit of any Governmental Authority or public international organization;

(ii)

for the purpose of bribing any Governmental Authority, kept accounts which do not appear in its financial records, entered into transactions that are not recorded or that are inadequately identified, recorded non-existent expenditures, entered liabilities with incorrect identification of their object, knowingly used false documents, or intentionally destroyed accounting records earlier than permitted by law; or

(iii)

made any contribution to any candidate for public office; where either the payment or the purpose of such contribution, payment, loan, reward or gift was, is, or would be prohibited under Anti-Corruption Laws.

(e)

The Company has and each of the Company Material Subsidiaries have developed policies, programs, and internal controls to ensure compliance by them with all AML Laws and Anti-Corruption Laws applicable to them.

(f)

The Company has not and none of the Company Material Subsidiaries have breached or violated any Law regulating lobbying, accounting, bids or conflicts of interest which breach or violation could have an adverse effect on:

(i)	the Company’s ability to conduct its business in the Ordinary Course after the Effective Time; or

(ii)	the ability of the Company to complete the Arrangement.

41	Rights Plan

The execution and delivery of this Agreement will not: (i) cause the rights under the Rights Plan to become exercisable; (ii) cause any person to become an Acquiring Person (as defined in the Rights Plan); or (iii) give rise to a Separation Time or a Flip-in Event (each as defined in the Rights Plan).

42	Brokers

Except pursuant to the engagement letters between the Company and BMO Nesbitt Burns Inc. Goldman Sachs Canada Inc. and BofA Securities Inc., true, correct and complete copies of which have been provided to the Purchaser Parties and the fees payable under or in connection with such engagements, no investment banker, broker, finder, or financial advisor has been retained by or is authorized to act on behalf of the Company, or is entitled to any fee, commission or other payment from the Company, in connection with the Arrangement.

43	Fairness Opinions

As of the date hereof, the Company has received the Fairness Opinions. It is expressly understood and agreed that each such opinion is solely for the benefit of the Company Board and may not be relied upon by any other party for any purpose.

44	Ratings Status of the Parkland Existing Notes

No Ratings Decline (as defined in each indenture governing the Parkland Existing Notes) has occurred within the 90-day period preceding the date hereof.

Appendix D

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER PARTIES

Except as disclosed in (a) the Sunoco Filings (excluding any disclosures set forth in any such Sunoco Filings under the heading “Risk Factors” or in any section relating to forward-looking statements, in each case other than historical facts set forth therein), where the relevance of the information as an exception to (or disclosure for purposes of) a particular representation is reasonably apparent on its face, other than in the case of the representations and warranties contained in paragraphs 1 [Organization and Corporate Power of Purchaser Parties], 2 [Organization and Requisite Power of Purchaser Material Subsidiaries], 3 [Corporate Authorizations], 4 [No Conflict with Authorizations, Laws, etc.], 7 [Capitalization] and 17 [Absence of Certain Changes or Events], or (b) the Purchaser Parties Disclosure Letter, where the relevance of the information as an exception to (or disclosure for purposes of) a particular representation is reasonably apparent on its face the Purchaser represents and warrants to the Company as follows:

1	Organization and Requisite Power of the Purchaser Parties

Each of the Purchaser, Purchaser Holdco and Sunoco is a corporation, limited partnership or limited liability company, as the case may be, formed and existing under the laws of the jurisdiction of its formation and has all requisite entity power and capacity to and enter into and perform its obligations under this Agreement, except where the failure to have such power or capacity would not have, individually or in the aggregate, a Purchaser Material Adverse Effect. Since its date of formation, the Purchaser has not carried on any business or conducted any operations except in connection herewith and with the transactions contemplated hereby.

2	Organization and Requisite Power of Purchaser Material Subsidiaries

Each of the Purchaser Material Subsidiaries is a corporation or other entity duly incorporated, formed or organized, as applicable, under the laws of the jurisdiction of its incorporation, formation or organization and has the legal right and necessary power and capacity to carry on its business as now conducted and to own, lease and operate its assets and properties, except where the failure to have such power or capacity would not have, individually or in the aggregate, a Purchaser Material Adverse Effect.

3	Corporate Authorizations

The execution and delivery of this Agreement, the performance by the Purchaser Parties of their obligations under this Agreement and the completion of the Arrangement and the other transactions contemplated under this Agreement, including the issuance of Consideration Units to the Company Shareholders (a) have been duly authorized by all necessary corporate action on the part of the Purchaser Parties, and (b) do not result in a breach or a violation of, or conflict with, or allow any other Person to exercise any rights under, any of its constating documents, by-laws, organizational documents, certificates of limited partnership, partnership agreements, limited liability company agreements or resolutions of its board of directors or shareholders or unitholders, as applicable.

4	No Conflict with Authorizations, Laws, etc.

The execution and delivery of this Agreement by the Purchaser Parties, the performance of its obligations under this Agreement and the completion of the Arrangement and the other transactions contemplated under this Agreement do not and will not:

(a)	result in a breach or a violation of, or conflict with, any Order of any Governmental Authority;

(b)	result in a breach or a violation of, or conflict with, any Law applicable to the Purchaser Parties;

(c)

result in a breach or a violation of, conflict with, or cause the termination or revocation of, any material Authorization held by the Purchaser Parties or necessary to the use of the material assets of the Purchaser Parties or the material operation of their business; or

(d)	result in or require the creation of any Lien upon any of the Purchaser Holdco Units of the Purchaser or any of the material assets of the Purchaser Parties,

with such exceptions as would not be reasonably expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

5	Regulatory Approvals

The execution and delivery of this Agreement by the Purchaser Parties, the performance of their obligations under this Agreement and the completion of the Arrangement and the other transactions contemplated under this Agreement do not require any Regulatory Approval or other action by or in respect of, or filing with, or notification to, any Governmental Authority by the Purchaser other than:

(a)	customary filings with the Securities Regulatory Authorities, the NYSE or state corporation or securities divisions in connection with the implementation of the Purchaser Holdco Reorganization;

(b)	the Key Regulatory Approvals; and

(c)

any Authorizations which, if not obtained, or any other actions by or in respect of, or filings with, or notifications to, any Governmental Authority which, if not taken or made, would not have, individually or in the aggregate, a Purchaser Material Adverse Effect.

6	Execution and Binding Obligation

This Agreement has been duly executed and delivered by the Purchaser Parties and constitutes a legal, valid and binding agreement of the Purchaser Parties enforceable against each of them in accordance with its terms, subject to any limitation under bankruptcy, insolvency or other Law affecting the enforcement of creditors’ rights generally and the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

7	Capitalization

(a)	As of the date of this Agreement, Sunoco owns all of the limited liability company interests in Purchaser Holdco. The Consideration Units, when issued, will be validly issued.

(b)

As of the date of this Agreement, there were 136,332,192 Sunoco Common Units, 16,410,780 Sunoco Class C Units issued and outstanding and 673, 337 Sunoco Phantom Units issued and outstanding. All of the issued and outstanding Sunoco Common Units and Sunoco Class C Units have been duly authorized and validly issued and are fully paid and non-assessable.

(c)

As of the date of this Agreement, there were 673,337 Sunoco Common Units issuable upon the exercise of outstanding awards under the Sunoco Equity Plans. All of the outstanding awards under the Sunoco Equity Plans have been duly authorized by the Sunoco GP Board (or a duly authorized committee thereof) and issued in compliance with applicable Law and the terms of the Sunoco Equity Plans.

(d)

Except for outstanding awards under the Sunoco Equity Plans, as of the date of this Agreement and except as arising pursuant to this Agreement, there are no issued, outstanding or authorized options, equity-based awards, warrants, calls, conversion, pre-emptive, redemption, repurchase, stock appreciation, subscription or other rights, or any other agreements, arrangements, understandings, instruments or commitments of any kind that obligate either the Purchaser or Sunoco to, directly or indirectly, issue or sell any, or create any additional classes of, securities of the Purchaser or Sunoco, as the case may be, or give any Person a right to subscribe for or acquire, any securities of any of the Purchaser Parties.

(e)

Except pursuant to this Agreement, including in connection with the Purchaser Holdco Reorganization, there are no outstanding contractual or other obligations of the Purchaser Parties to repurchase, redeem or otherwise acquire any securities of the Purchaser Parties or to qualify securities for public distribution in Canada, the United States or elsewhere.

(f)

All dividends or distributions on the securities of the Purchaser Parties that have been declared or authorized have been paid in full, except for dividends or distributions declared but not yet payable.

8	Qualification

The Purchaser and each of the Purchaser Material Subsidiaries are duly qualified to carry on business, and are in good standing or have equivalent status, in each jurisdiction in which the character of their assets and properties, owned, leased, licensed or otherwise held, or the nature of their activities, makes such qualification necessary, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, have a Purchaser Material Adverse Effect.

9	Securities Law Matters

(a)

Sunoco is a reporting issuer under applicable U.S. Securities Laws. The common units representing limited partnership interests of Sunoco are listed for trading on the New York Stock Exchange and are not listed on any other market. Neither Sunoco nor any of the Subsidiaries of Sunoco is subject to any other continuous or periodic or other disclosure requirements under any securities laws in any other jurisdiction.

(b)	Sunoco is not in default of any material requirements of any U.S. Securities Laws or the applicable listing and corporate governance rules and regulations of the New York Stock Exchange.

(c)

Sunoco has not taken any action to cease to be a reporting issuer under applicable U.S. Securities Laws nor has Sunoco received notification from the SEC seeking to terminate the registration of securities of Sunoco under U.S. Securities Laws.

(d)

No Proceeding or Order for the delisting, suspension of trading, or cease trade or other Order or restriction with respect to any securities of Sunoco is in effect or pending or, to the knowledge of Sunoco, has been threatened or is expected to be implemented or undertaken.

(e)

None of the Purchaser Parties are, or immediately after the closing of the Arrangement will be, an investment company registered or required to be registered under the Investment Company Act of 1940, as amended.

10	Public Disclosure

Each of the Purchaser and Sunoco has timely filed with the Securities Regulatory Authorities all material forms, reports, schedules, certifications, statements, and other documents required to be filed or furnished by it to the SEC since January 1, 2023. The documents comprising the Sunoco Filings, as of their respective dates (or, if amended or superseded by a subsequent filing prior to the date of this Agreement, on the date of such subsequent filing), complied as filed in all material respects with applicable Law and did not contain any Misrepresentation, except to the extent corrected: (a) in the case of Sunoco Filings filed or furnished prior to the entry into this Agreement that were amended or superseded on or prior to the entry into this Agreement, by the filing or furnishing of the applicable amending or superseding Sunoco Filings; and (b) in the case of Sunoco Filings filed or furnished after the entry into this Agreement that are amended or superseded prior to the Effective Time, by the filing or furnishing of the applicable amending or superseding Sunoco Filings. The certifications and statements relating to Sunoco Filings required by: (i) Rule 13a-14 or Rule 15d-14 under the Exchange Act; (ii) Section 302 or 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”); or (iii) any other applicable Law (collectively, the “Sunoco Certifications”), are accurate and complete, and comply as to form and content with all applicable Laws. Neither the Purchaser nor Sunoco is subject to any ongoing Proceeding by the SEC and, to the knowledge of the Purchaser or Sunoco, as the case may be, no such Proceeding is threatened.

11	Financial Statements and Records

(a)

Sunoco’s most recently filed audited consolidated financial statements (including any of the notes or schedules thereto, the auditor’s report thereon and the related management’s discussion and analysis) and unaudited consolidated interim financial statements (including any of the notes or schedules thereto and the related management’s discussion and analysis) included in the Sunoco Filings:

(i)	were prepared in accordance with GAAP, consistently applied throughout the periods referred to therein (except as expressly set forth in the notes thereto); and

(ii)

fairly present, in all material respects, the assets, liabilities, consolidated financial position, results of operations and changes in financial position of Sunoco and its Subsidiaries as of their respective dates and for the periods covered by such financial statements, and there have been no changes in accounting methods, policies or practices of Sunoco or any of its Subsidiaries during such periods (except, in each case, as expressly set forth in the notes to such financial statements).

(b)

Sunoco does not intend to correct or restate, nor, to the knowledge of Sunoco, is there any basis for any correction or restatement of, any aspect of Sunoco’s financial statements referred to in this Appendix D Section 11.

12	Disclosure Controls and Internal Controls over Financial Reporting

(a)

Sunoco has maintained a system of “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) reasonably designed to ensure that all material information concerning Sunoco is made known on a timely basis to the individuals responsible for the preparation of Sunoco’s filings with the SEC and other public disclosure documents, and otherwise ensure that information required to be disclosed by Sunoco in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules, to allow timely decisions regarding required disclosure and to make the Sunoco Certifications.

(b)

Sunoco has maintained a system of “internal controls over financial reporting” (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) reasonably designed to provide reasonable assurances: (i) that records are maintained that in reasonable detail accurately and fairly reflect the transactions and dispositions of assets of Sunoco; (ii) that transactions are recorded as necessary to permit preparation of financial statements in conformity with

GAAP, and that receipts and expenditures of Sunoco are being made only in accordance with the authorizations of management and directors of Sunoco GP, in its capacity as sole general partner of Sunoco, and (iii) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Sunoco properties or assets that could have a material effect on Sunoco’s financial statements.

(c)

Sunoco’s management has completed an assessment of the effectiveness of Sunoco’s system of internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2024, and such assessment concluded that such controls were effective and Sunoco’s independent registered accountant has issued (and not subsequently withdrawn or qualified) an attestation report concluding that Sunoco maintained effective internal control over financial reporting as of December 31, 2024. Based on its most recent evaluation of internal controls over financial reporting prior to the entry into this Agreement, management of Sunoco has disclosed to Sunoco’s auditors and the audit committee of the board of directors of Sunoco GP, in its capacity as sole general partner of Sunoco, any: (A) “significant deficiency” in the internal controls over financial reporting of Sunoco, (B) “material weakness” in the internal controls over financial reporting of Sunoco or (C) fraud, whether or not material, that involves management or other employees of Sunoco who have a role in the internal controls over financial reporting of Sunoco.

(d)

Except as would not have, individually or in the aggregate, a Purchaser Material Adverse Effect, the financial statements (including any related notes) contained or incorporated by reference in the Sunoco Filings: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited financial statements, as permitted by Form 10-Q, Form 8-K or any successor form under the Exchange Act, and except that the unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments); and (iii) fairly present in all material respects the consolidated financial position of Sunoco as of the respective dates thereof and the consolidated results of operations and cash flows of Sunoco for the periods covered thereby. Except as have been described in the Sunoco Filings, as of the entry into this Agreement, there are no unconsolidated Subsidiaries of the Purchaser or Sunoco or any off-balance sheet arrangements of the type required to be disclosed pursuant to Item 303(a)(4) of Regulation S-K.

13	Auditors

(a)	The auditors of the Purchaser are independent public accountants as required by applicable Law.

(b)	The auditors of Sunoco are independent public accountants as required by applicable Law.

14	No Undisclosed Liabilities

There are no liabilities or obligations of the Purchaser or Sunoco of any nature, whether accrued, contingent, absolute, determined, determinable, matured, unmatured or otherwise, other than liabilities or obligations:

(a)

disclosed in the audited consolidated financial statements of Sunoco as at and for the year ended December 31, 2024 (including any notes or schedules thereto and the related management’s discussion and analysis) included in the Sunoco Filings;

(b)	incurred in the Ordinary Course since December 31, 2024;

(c)	reasonably incurred after December 31, 2024 in connection with this Agreement or the transactions contemplated under this Agreement; or

(d)	that would not, individually or in the aggregate, reasonably be expected to have a Purchaser Material Adverse Effect.

15	Compliance with Law

Except with respect to Environmental Laws, which is governed exclusively by Appendix D Section 25: (i) the Purchaser is in compliance with applicable Law in all material respects; and (ii) the Purchaser is not under any investigation with respect to, and has not been convicted, charged or to the knowledge of the Purchaser threatened to be charged with any material violation or potential material violation of any Law from any Governmental Authority.

16	Restrictions on Conduct of Business

The Purchaser is not and none of the Purchaser Material Subsidiaries are a party to, or bound by, any non-competition agreement or any other Contract or any Order or Authorization which purports to:

(a)	limit the manner or the location in which the Purchaser or any of the Purchaser Material Subsidiaries may conduct any line of business;

(b)	limit any business practice of the Purchaser or any of the Purchaser Material Subsidiaries; or

(c)	restrict any acquisition or disposition of any assets or property by the Purchaser or any of the Purchaser Material Subsidiaries,

with such exceptions as would not be reasonably expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

17	Absence of Certain Changes or Events

Since December 31, 2024, other than the transactions contemplated in this Agreement, the business of the Purchaser and the Purchaser Material Subsidiaries has been conducted in the Ordinary Course and there has not occurred a Purchaser Material Adverse Effect.

18	Business Authorizations

The Purchaser or one of its Subsidiaries holds, possesses or lawfully uses in the operation of the Purchaser’s business, and is in compliance with, all Authorizations which are necessary for it to conduct the Purchaser’s business or for the ownership and use of the property and assets used by the Purchaser, except where failure to hold, possess or lawfully use, or be in compliance with, any such Authorizations would not, individually or in the aggregate, result in a Purchaser Material Adverse Effect.

19	Title to Assets

Except as would not, individually or in the aggregate, result in a Purchaser Material Adverse Effect: (a) Sunoco has and each of its Subsidiaries either own, lease, license or have access to the properties and assets necessary to the operation of their respective businesses, free and clear of all Liens other than Permitted Liens; and (b) no other Person owns any assets which are being used in the Purchaser Corporate Group’s business except for any leased real property and personal or movable property leased to the Purchaser or any of its Subsidiaries.

20	No Options, etc.

No Person has any written or oral agreement, option, understanding or commitment, or any right or privilege (whether by law, contractual or otherwise) capable of becoming such, for the purchase or other acquisition from the Purchaser of any of its material assets other than in respect of sales of goods made in the Ordinary Course, except as would not have, individually or in the aggregate, a Purchaser Material Adverse Effect.

21	Intellectual Property

(a)

Except as would not have, individually or in the aggregate, a Purchaser Material Adverse Effect, the Purchaser, Sunoco or any of the Purchaser Material Subsidiaries, as applicable, own or possess all IP Rights reasonably necessary to carry on their respective business in all material respects as now conducted.

(b)

Neither the Purchaser, Sunoco nor any of the Purchaser Material Subsidiaries has received any written notice of infringement or conflict with asserted IP Rights of others, which infringement or conflict, if the subject of an unfavorable decision, would result in a Purchaser Material Adverse Effect. To the knowledge of the Purchaser, the operation of the business by the Purchaser or any of the Purchaser Material Subsidiaries as currently conducted does not infringe upon or misappropriate the IP Rights of any Person.

(c)

The Purchaser has implemented and maintained reasonable measures to protect and maintain their rights in, and the confidential nature of, the confidential or non-public aspects of the IP Rights owned or purported to be owned by the Purchaser or the Purchaser Material Subsidiaries.

22	Insurance

Policies of insurance are in force naming the Purchaser as an insured that adequately cover all risks as are customarily covered in policies of insurance for companies and entities operating a business or businesses such as the Purchaser’s business.

23	Litigation

There are no Proceedings by any Person (including the Purchaser or any of the Purchaser Material Subsidiaries), nor any Proceeding by or before any Governmental Authority, current or pending or, to the knowledge of the Purchaser, threatened against or affecting any Purchaser Party, any of the Purchaser Material Subsidiaries, any of their officers or directors (in their capacity as such), the Purchaser Holdco Units, or any property or assets used by any Purchaser Party or any of the Purchaser Material Subsidiaries which involve a reasonable possibility of any judgment against or liability of any Purchaser Party which, if successful, would have a Purchaser Material Adverse Effect.

24	Taxes

(a)

Each of the Purchaser Parties has and each of the Purchaser Material Subsidiaries has duly and timely prepared and filed all material Tax Returns required by applicable Law to be filed by them prior to the date hereof and all such Tax Returns have been filed with the appropriate Tax Authorities within the prescribed period in accordance with all applicable Law in all material respects.

(b)

Each of the Purchaser Parties has and each of the Purchaser Material Subsidiaries has paid, within the prescribed period, all material Taxes and instalments of Taxes which are required to be paid to any Tax Authority pursuant to applicable Law. No deficiency with respect to the payment of any material Taxes or Tax instalments has been asserted against a Purchaser Party by any Tax Authority except to the extent being contested by a Permitted Contest or in respect of which adequate reserves have been made in the financial statements of the Purchaser Party in accordance with IFRS or GAAP, as applicable.

(c)

Other than to the extent being contested by a Permitted Contest, there are no Proceedings pending or, to the knowledge of the Purchaser, threatened against the Purchaser Parties or any of the Purchaser Material Subsidiaries in respect of any material Taxes and there are no material matters under discussion, audit or appeal with any Tax Authority relating to material Taxes of the Purchaser Parties or the Purchaser Material Subsidiaries.

(d)	There are no Liens (other than Permitted Liens) with respect to Taxes upon any of the assets of the Purchaser or any of the Purchaser Material Subsidiaries.

(e)

None of the Purchaser Parties has and none of the Purchaser Material Subsidiaries has requested, entered into any agreement or other arrangement, or executed any waiver providing for, any extension of time within which:

(i)	to file any material Tax Return;

(ii)	to file any elections, designations or similar filings relating to material Taxes;

(iii)	it is required to pay or remit any material Taxes or amounts on account of material Taxes; or

(iv)	any Tax Authority may assess or collect material Taxes.

(f)

None of the Purchaser Parties has and none of the Purchaser Material Subsidiaries have entered into any agreement with, or provided any undertaking to, any Person pursuant to which it has assumed liability for the payment of Taxes owing by such Person (other than an agreement the primary purpose of which does not relate to Tax).

(g)

Neither of Sunoco or the Purchaser Holdco has, and none of the Purchaser Material Subsidiaries has, ever been resident in Canada or ever carried on business in Canada, each for the purposes of the Tax Act. Each of the Purchaser Parties has, and each of the Purchaser Material Subsidiaries has, never been required to file any Tax Return with, and has never been liable to pay any material Taxes to, any Tax Authority of a jurisdiction where such entity does not a file a Tax Return or pay Taxes. No request to file a Tax Return has ever been made to the Purchaser or the Purchaser Material Subsidiaries by a Tax Authority in a jurisdiction where such entity does not file Tax Returns.

(h)

Other than reserves claimed in the ordinary course of preparing and filing Tax Returns, the Purchaser has not claimed any material reserve for tax purposes, if as a result of such claim any amount could be included in its or a Purchaser Party’s income for a taxation year ending after the completion of the Arrangement.

(i)

For U.S. federal income Tax purposes, (i) other than pursuant to the Purchaser Holdco Reorganization, Purchaser Holdco has never filed the Internal Revenue Service Form 8832, and (ii) Sunoco is properly classified as a partnership (and not a publicly traded partnership described in Code section 7704(a)).

(j)	None of the Purchaser Parties has, and none of the Purchaser Material Subsidiaries has, participated in a listed transaction within the meaning of Treasury Regulation Section 1.6011-4.

25	Environmental Matters

(a)	The Purchaser Parties and each of their Subsidiaries is in material compliance with all Environmental Laws applicable to it.

(b)

No Purchaser Party is aware of, nor is it or any of their Subsidiaries subject to any notice of, nor has any Purchaser Party any knowledge of, any Orders or Proceedings with respect to any Purchaser Party or the assets of any Purchaser Party or any of their Subsidiaries, in regard to any alleged material breach, non-compliance, default, or liability under Environmental Laws;

(c)

The Purchaser Parties have and each of their Subsidiaries has obtained all material Authorizations required by Environmental Laws for the operation of the Purchaser Corporate Group’s business and the assets of the Purchaser Parties or any of their Subsidiaries. The Purchaser Parties have, and each of their Subsidiaries is, in material compliance with all such material Authorizations;

(d)

The Purchaser Parties each of their Subsidiaries, as well as all of the foregoing’s businesses, are in material compliance with all financial assurance requirements prescribed by Environmental Laws or any Orders or Authorizations issued pursuant to Environmental Laws, and the Purchaser Parties have not and none of their Subsidiaries have received notice and the Purchaser Parties have no knowledge of any Proceeding pending or threatened, by any Governmental Authority to materially modify or increase any applicable financial assurance requirements;

(e)

The Purchaser Parties have not and none of their Subsidiaries has caused or permitted any Release, at any location, except where such Release is permitted by applicable Environmental Laws or any Authorizations issued pursuant to applicable Environmental Laws;

(f)

There are no Hazardous Substances in the environment on, at, under, migrating from, migrating to, or originating from the Purchaser Corporate Group’s business, the real property owned or leased by the Purchaser Parties or any of the other assets of the Purchaser Parties or their Subsidiaries; and

(g)

The Purchaser Parties have not and none of their Subsidiaries has received any notice of, nor are there any issued, outstanding, pending, or threatened Orders or Proceedings with respect to any Hazardous Substances on, at, under, migrating from, migrating to, or originating from the Purchaser’s business, the real property leased or owned by the Purchaser Parties or any of the other assets of the Purchaser Parties or their Subsidiaries, in each case with such exceptions as would not be reasonably expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect. The representations and warranties in this Appendix D Section 25 are the sole and exclusive representations and warranties of the Purchaser Parties concerning Environmental Laws and related matters.

26	Sanctions, AML and Anti-Corruption Laws

(a)

For purposes of this Appendix D Section 26, a reference to the Purchaser Parties includes their directors, officer, employees, Representatives and other Persons acting on their behalf, directly or indirectly.

(b)

The Purchaser Parties and each of the Purchaser Material Subsidiaries are in material compliance with all AML Laws applicable to them. The Purchaser Parties are not and none of the Purchaser Material Subsidiaries are the subject of any Proceedings by or before any Governmental Authority regarding any offense or alleged offences under any AML Laws and, to Purchaser Parties’ knowledge, no such Proceeding is pending or has been threatened.

(c)

The Purchaser Parties have not and none of the Purchaser Material Subsidiaries have carried on business in a manner which violates or has ever violated any Sanctions, including, for greater certainty, Sanctions that restrict oil and gas sector investments, nor are any of them the subject of any investigation or inquiry relating to Sanctions or Sanctioned Persons by a Governmental Authority and, to the Purchasers Parties’ knowledge, no such Proceeding is pending or has been threatened.

(d)	The Purchaser Parties have not and none of the Purchaser Material Subsidiaries have directly or indirectly:

(i)

made or authorized a contribution, payment, reward, benefit or gift of funds or property to any official, employee or agent of any Governmental Authority or public international organization, or to any Person for the benefit of any Governmental Authority or public international organization;

(ii)

for the purpose of bribing any Governmental Authority, kept accounts which do not appear in its financial records, entered into transactions that are not recorded or that are inadequately identified, recorded non-existent expenditures, entered liabilities with incorrect identification of their object, knowingly used false documents, or intentionally destroyed accounting records earlier than permitted by law; or

(iii)

made any contribution to any candidate for public office; where either the payment or the purpose of such contribution, payment, loan, reward or gift was, is, or would be prohibited under Anti-Corruption Laws.

(e)

The Purchaser Parties and each of the Purchaser Material Subsidiaries have developed policies, programs, and internal controls to ensure compliance by them with all AML Laws and Anti-Corruption Laws applicable to them.

(f)

The Purchaser Parties have not and none of the Purchaser Material Subsidiaries have breached or violated any Law regulating lobbying, accounting, bids or conflicts of interest which breach or violation could have an adverse effect on:

(i)	any Purchaser Party’s ability to conduct its business in the Ordinary Course after the Effective Time; or

(ii)	the ability of the any Purchaser Party to complete the Arrangement.

27	Investment Canada Act

The Purchaser is a “trade agreement investor” as such term is defined in the Investment Canada Act. The Purchaser is not a “state-owned enterprise” as such term is defined in the Investment Canada Act.

28	Financing

(a)

The Purchaser Parties have delivered to the Company true, correct and complete fully executed copies of the Debt Commitment Letter including all exhibits, schedules and annexes to such Debt Commitment Letter in effect as of the date of this Agreement (it being understood that each fee letter and the Debt Commitment Letter, if applicable, has been redacted to remove the fee amounts, the rates and amounts included in the “market flex” and other economic terms that could not adversely affect the conditionality, enforceability, termination or aggregate principal amount of the Debt Financing). As of the date hereof, pursuant to, and subject to the terms and conditions of, the Debt Commitment Letter, the Debt Financing Sources thereunder have committed to lend the amounts set forth therein for the purposes set forth in such Debt Commitment Letter. The Debt Commitment Letter has not been amended, restated or otherwise modified or waived prior to the date of this Agreement, and the respective commitments contained in the Debt Commitment Letter have not been withdrawn, rescinded, amended, restated or otherwise modified in any respect prior to the date of this Agreement and, to the knowledge of Purchaser Parties, no withdrawal, rescission, amendment, restatement or other modification in any respect is contemplated (except as contemplated or as permitted as of the date hereof in this Agreement). As of the date hereof, there are no side letters or other agreements, contracts or arrangements to which the Purchaser Parties or any of its Affiliates is a party that would reasonably be expected to adversely affect the availability or amount of the Debt Financing.

(b)

As of the date of this Agreement, the Debt Commitment Letter is in full force and effect and constitutes the legal, valid and binding obligation of Sunoco and, to the knowledge of Purchaser Parties, the other parties thereto, enforceable in accordance with its terms against Sunoco and, to the knowledge of Purchaser Parties, each of the other parties thereto, subject to applicable bankruptcy, insolvency and other laws of general application limiting the enforceability of creditors’ rights and to the fact that equitable remedies are only available in the discretion of the court. As of the date of this Agreement, there are no conditions precedent related to the funding of the full amount of the Debt Financing pursuant to the Debt Commitment Letter, other than as expressly set forth in the Debt Commitment Letter.

(c)

The net proceeds contemplated from the Debt Financing contemplated in the Debt Commitment Letter, together with the Sunoco’s available cash and available borrowings under the Sunoco Existing Credit Facilities will be in an amount sufficient to pay the Cash Consideration and all amounts payable under, and all expenses reasonably expected to be incurred in connection with, this Agreement and the other transactions contemplated hereby (collectively, such amounts the “Required Amount”). As of the date of this Agreement: (i) no event has occurred which would constitute a breach or default (or an event which with notice or lapse of time or both would constitute a default) or result in a failure to satisfy a condition precedent, in each case, on the part of Sunoco or, to the knowledge of Purchaser Parties, any other party to the Debt Commitment Letter, under the Debt Commitment Letter; and (ii) the Purchaser Parties do not have any reason to believe that any of the conditions to the Debt Financing will not be satisfied or that the Debt Financing will not be available to the Purchaser Parties on the Effective Date. Sunoco has fully paid all commitment fees and other amounts to the extent required to be paid on or prior to the date of this Agreement in connection with the Debt Financing.